FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2004

Logan Resources Ltd. (File #000-50737)

(Translation of registrant's name into English)

475 Howe St., #720, Vancouver, B.C. Canada, V6V 2B3

(Address of principal executive offices)

Attachments:

1.

REPORT ON THE ROCK SAMPLING AND DIAMOND DRILLING ON THE REDFORD PROPERTY, DRAW 7-9, EASTER 1-20, GEGE AND JAYA MINERAL CLAIMS, ALERNI MINING DIVISION, VANCOUVER ISLAND, BRITISH COLUMBIA

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MISCELLANEOUS CORP.

(Registrant)

Date: November 3, 2004

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

REPORT ON THE ROCK SAMPLING AND DIAMOND DRILLING ON THE REDFORD PROPERTY, DRAW 7-9, EASTER 1-20, GEGE AND JAYA MINERAL CLAIMS, ALERNI MINING DIVISION, VANCOUVER ISLAND, BRITISH COLUMBIA.

Latitude 49o02’30” North   Longitude 125o26’00” West

NTS 92 C/13,14 and 92F/03,04

Prepared by : D.J. Bridge, MASc, P.Geo

June 21, 2004

SUMMARY

The new, expanded Redford property consists of 25 contiguous mineral claims (432 units) located 22 kilometers northeast of Ucluelet on Vancouver Island, British Columbia.  This report summarizes the recent diamond drilling of the Seamus Zone and rock and chip sampling of the expanded Redford property.

Four styles of mineralization are found on the Redford property: (1) Gold – arsenic mineralization with albitic alteration with variable amounts of quartz veins. (2) Copper – cobalt – gold – magnetite skarn deposits hosted by limestone.  (3) Copper – platinum – palladium mineralization hosted by Karmutsen volcanics, and (4) gold – quartz  epithermal shear veins.  The two styles of gold – arsenic mineralization is similar to that of the Shotgun deposit in Alaska which contains 980,000 ozs of gold at a 0.55 g/t cut off.  This mineralization is related to Tertiary magmatic and hydrothermal events in the property area.

The recent drilling of the Seamus zone – six holes totalling  928.90 meters – intersected intervals of albite – arsenic – gold mineralization with grades up to 1.18 g/t gold over 1.0 meters.  Syn-mineralization Tertiary plagioclase porphyry dykes were variably to intensely albite altered with up to 5% disseminated coarse grained arsenopyrite hosted by hydrothermally altered diorites and fine grained volcanic hornfels.   Higher grades were obtained by previous surveys – up to 3.21 g/t gold – from feldspar – arsenopyrite alteration with quartz vein stockwork surrounding the area of drilling.

Copper – cobalt – gold +/- magnetite skarn showings are scattered throughout the northwestern part of the property including the magnetite skarn at the Brynnor Mine.   The massive sulphide Tony showing and surrounding skarn showings are at the center of an airborne magnetic high of similar size and intensity of that over the Brynnor Mine.  The recent chip sampling of the Tony showing returned 5 meters grading 0.559% copper, 0.0464 % cobalt and 0.164 g/t gold.

Copper – platinum – palladium mineralization hosted by the Karmutsen volcanics occurs over an area of 3 kilometers by 1 kilometer in the northwestern part of the Redford property with grab samples returning up to 1599 ppm copper and up to 13 ppb Pt and up to 38 ppb Pd.

Additional drilling is recommended of the Seamus zone to test the down dip extension of the arsenic – gold – quartz vein mineralization peripheral to the core.  Additional trenching, IP and magnetometer surveys are recommended at and in the vicinity of the Tony showing to test the potential for a major copper – cobalt – gold +/- magnetite deposit in the area followed by diamond drilling if warrented.  Total budget for both programs is $400,000.00.

TABLE OF CONTENTS

Summary

ii

Introduction and terms of reference

1

Disclaimer

1

Property description and location

1

Accessibility, Climate, Local Resources, Infrastructure and Physiography

4

History

5

Geological Setting

7

Property Geology

8

Deposit Types

11

Mineralization

12

Seamus Zone

12

Copper – cobalt – gold – magnetite skarn showings

20

Brynnor Mine

20

Tony

21

Fact

21

Gold – quartz epithermal shear veins

21

Mowgli showing

21

M-6 showing (Switch Back Shear Zone)

21

Dom showing

23

Exploration

23

Drilling

25

R1-04

25

R2-04

29

R3-04

29

R4-04

32

R5-04

32

R6-04

32

Sample Method and Approach

35

Sample Preparation and Security

35

Data Verification

37

Adjacent Properties

37

Mineral Processing and Metallurgical Testing

40

Mineral Resource and Mineral Reserve Estimated

40

Other Relevant Data and Information

40

Interpretation and Conclusions

40

Recommendations

41

References

42

Certificate

44

Appendix 1

Drill logs

44

Appendix 2

Assay Certificates

Appendix 3

Rock Sample Descriptions and Significant Assays

Figures:

Figure 1.

Location Map

2

Figure 2.

Claim Map

3

Figure 3.

Regional Geology

9

Figure 4.

Property Geology

10

Figure 5.

Map of Significant Mineralization

13

Figure 6.

Rock Sample Locations and Gold values

14

Figure 7.

Mt Redford Grid Soil Geochemistry – Gold

15

Figure 8.

Mt Redford Grid Soil Geochemistry – Arsenic

17

Figure 9.

Induced Polarization Survey

18

Figure 10.

Questor Aeromagnetic Survey – Total Field Magnetics

19

Figure 11.

Noranda Aeromagnetic survey

22

Figure 12.

Sample Plan and Significant Assay Results

24

Figure 13.

Drill hole Plan – Seamus Zone

26

Figure 14.

R1-04 Cross Section

28

Figure 15.

R2-04 and R4-04 Cross Section

30

Figure 16.

R3-04 Cross Section

31

Figure 17.

R5-04 Cross Section

33

Figure 18.

R6-04 Cross Section

34

Figure 19.

Chart of Acme Au (g/t) vs Als Chemex Au (g/t)

38

Tables

Table 1.

List of Mineral Claims

4

INTRODUCTION AND TERMS OF REFERENCE

This report was prepared on behalf of Logan Resources Ltd. to summarize the recent rock sampling and diamond drilling programs and to make recommendations for further exploration of the Redford Property.

Previous data on the original Redford property is summarized by the 43-101 report by Casselman, P.Geo dated January 30, 2003.  This report details the diamond drilling completed between March 17 to April 4, 2004 supervised by the author and logged by the author and Genevieve Leblanc from April 5 to April 18, 2004.  Additional mineral claims were staked in April to expand the property to the west and south.  Rock sampling was done on the expanded property between May 1 to May 15, 2004 by the author, Hilmar Krocke and Genevieve Leblanc.

DISCLAIMER

The author has not verified the previous assay data on the Redford property from prior surveys, and all previous reports and maps have been completed by qualified persons.

PROPERTY DESCRIPTION AND LOCATION

The property is located 22 kilometres northeast of Ucluelet on Vancouver Island, British Columbia, centered at latitude 49o02’30” north and longitude 125o26’00” west on NTS map sheets 92C/13,14 and 92F/03,04 within the Alberni Mining Division (Figure 1).  It is located on the west coast of Vancouver Island within the Mackenzie Range, an area of rugged, steep topography and dense old growth forest.

The property comprises 25 contiguous mineral claims (432 units) on approximately 10,800 hectares and covers an area of about 13 kilometres east-west by up to 10.5 kilometres north-south (Table 1)(Figure 2).  The mineral claims were staked in 1995, 2002, 2003 and 2004.  The mineral claims have not been surveyed or inspected in the field by the author, but the author has no reason to believe that they are not located as shown.

The author is not aware of any specific environmental liabilities that affect the mineral claims.

Dease Lake
Stewart
Smithers
Prince George
Kamloops
Vancouver
Victoria
U.S.A.
N
0
200
400km
REDFORD PROPERTY

Logan Resources Ltd.

Mt. Redford Project

Alberni M.D., B.C. N.T.S. 92F-3

LOCATION MAP

Fig. 1

315000 mE
317500 mE
320000 mE
322500 mE
325000 mE
327500 mE
5440000 mN
5437500 mN
5435000 mN
5432500 mN
5430000 mN
EASTER 1
EASTER 2
EASTER 3
EASTER 4
DRAW 7
342159
JAYA
398856
EASTER 5
EASTER 6
GEGE
404313
EASTER 10
EASTER 9
EASTER 8
EASTER 7
DRAW 8
342160
DRAW 9
342161
EASTER 11
EASTER 12
EASTER 13
EASTER 14
EASTER 18
EASTER 17
EASTER 16
EASTER 15
EASTER 19
EASTER 20
Fig. 2
Logan Resources Ltd.
Mt. Redford Property
Vancouver Island, B.C.
Claim Map
Date: June 14, 2004
Author: GeoComp
Office: Vancouver
Drawing:
Scale: 1:63,630
Projection: UTM Zone 10 (NAD 83)
0 0.5 1 2
kilometres

Table 1

Claim Name	Tenure Number	Units	Expiry Date
Draw 7	342159	20	2004.11.11
Draw 8	342160	20	2005.11.11
Draw 9	342161	15	2004.11.11
Jaya	398856	16	2004.11.11
Gege	404313	16	2005.08.11
Easter 1	409826	20	2005.04.16
Easter 2	409827	20	2005.04.16
Easter 3	409828	6	2005.04.20
Easter 4	409829	15	2005.04.20
Easter 5	409830	20	2005.04.20
Easter 6	409831	20	2005.04.20
Easter 7	409832	15	2005.04.19
Easter 8	409833	18	2005.04.18
Easter 9	409834	15	2005.04.19
Easter 10	409835	18	2005.04.18
Easter 11	409836	18	2005.04.19
Easter 12	409837	18	2005.04.18
Easter 13	409838	18	2005.04.19
Easter 14	409839	18	2005.04.18
Easter 15	409840	15	2005.04.18
Easter 16	409841	15	2005.04.18
Easter 17	409842	18	2005.04.18
Easter 18	409843	18	2005.04.18
Easter 19	409844	20	2005.04.20
Easter 20	409845	20	2005.04.20

Logan Resources Ltd. does not hold any surface rights to the area underlain by the mineral claims.  Continued exploration of the Redford property will require additional exploration permits and reclamation bonds.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the property is via a paved highway that connects Port Alberni to Ucluelet on Vancouver Island (Figure 2).  The property is accessible from Ucluelet via 22 kilometers of paved road.  Access  to  the mineral claims is by active and inactive,  all weather logging roads.  The Draw Creek – Toquart Bay road joins Highway 4 near the middle of the east side of Kennedy Lake, and leads to the central part of the property at a distance of  about 6 kilometers.  Numerous logging roads throughout the property provide access to the various claims.  Coulson Logging operates on the property and various other small logging operators.  The property is close to tide water in Toquart Bay which has a public campsite and boat ramp.

The Redford property encompasses an area of rugged topography on the southeast flank of the Mackenzie Range.  Elevations range from sea level to 720 meters on Redford Mountain.  Recent logging and related roads have greatly improved access and exposures on the property.

Vegetation on the property is typical of the Coast Range.  Steep mountain slopes are heavily forested with old growth, including hemlock, cedar, and spruce interspersed with areas of abundant dead-fall and heavy undergrowth.  Slide areas are common in the steeper terrain and are thick with dead-fall and heavy growth of devils club, alder and nettles.  Locally in valley bottoms, usually proximal to creeks, swampy areas with buck brush are common.  Clear cuts occur throughout the area and the maturity of replanted tree varies.  Vegetation extends to the tops of the mountains.  The combination of steep topography and heavy vegetation makes surface traversing difficult and limits helicopter landing sites.

Glacial movement on the property is to the southwest.  It has not apparently scoured the area very strongly and has left considerable depths of overburden in the valleys.  The area receives considerable precipitation that can reach more than 3300 mm annually.   Summers are short and winter snowfall is variable, being heavy on the mountains and lighter in the valleys.

The town of Ucluelet, 22 kilometres to the south, is on the B.C. Hydro grid system and offers accommodation, restaurants and shops for purchase of supplies, hardware, camp-related utensils and materials, and access to a work force.  The town of Port Alberni, 40 kilometres northeast of the property, provides extensive industrial infrastructure and deep water port facilities.  Port facilities developed in conjunction with mining operations at the Brynnor Mine also exist on Toquart Bay.

HISTORY

The Redford property was originally part of a much larger mineral claim holding known as the Lucky property.  Consolidated Logan Miners Ltd., the predecessor company to Logan Resources Ltd., optioned the property in April 1995 from Electrum Resources Corporation and added mineral claims to the original property through staking.  The option with Electrum Resource Corporation was terminated in July 1998 and the mineral claims outside the option perimeter agreement area were retained by Consolidated Logan Mines Ltd.   In April 2004 the original Redford property was enlarged to cover showings west and south of it.

The following description describes the work completed on the original Redford property prior to 1998  (the chronology is modified from the report by Casselman (2003))

The Lucky Vein was the initial focus of exploration in the area from 1905 until the mid 1980’s when logging road development allowed expansion of exploration into the surrounding area.  Subsequent exploration resulted in an expansion of the Lucky property.  The following chronology is modified after Walker & Lyons and relates solely to Consolidated Logan Mines Ltd.  Work history on and immediately adjacent to the Redford property.

1995

Consolidated Logan Mines Ltd. conducted 3.5 kilometres of VLF-EM surveying on the Toq Grid to confirm the location and strength of the geophysical anomaly.  Five diamond drill holes totalling 826 meters were completed during the summer.  Geological mapping and prospecting was completed as part of the second phase of exploration.

1996

An airborne magnetic survey was flown over the western two thirds of the property by Questor Surveys on behalf of Logan.  Rock sampling was conducted at the Mount Redford and Draw Mountain areas and a reconnaissance soil survey on a 800 m by 1800 m grid at Mount Redford located encouraging gold and arsenic values in rock and soil samples.

A program of soil, lake sediment and rock geochemical sampling was conducted.  Soil sampling consisted of an expansion of the Mount Redford grid with three new grids at Redford Lake, Draw Lake and Lucky Mountain.

1998

A reconnaissance Induced Polarization survey was undertaken along four road traverses in the area of Redford Lake.

The recently enlarged Redford property covers skarn copper-cobalt magnetite showings and epithermal gold shear veins which have been intermittently explored since the early 1960’s.

The epithermal gold – shear veins were first explored extensively by BP Mineral Limited in 1981.  The company collected 152 stream sediments, 94 drainage ditch sediments, 364 soil samples and 301 rock chips.  Many of the stream sediments returned gold values up to 650 ppb gold.  A grab sample from a gold shear vein returned 4.75 g/t gold and 25.7 g/t silver while a channel sample over 1.0 meters returned 1.02 g/t gold and 60.9 g/t silver (Hoffman and Humphreys, 1981).

BP Minerals Limited dropped their extensive holding due to fiscal restraint and the area was staked by Bill Dynes of Geo P.C. Services Inc. who optioned the ground to Aintree Resources Ltd. and Island Star Resources Ltd. in 1986.

Geo P.C. Services Inc. conducted 8 days of geological mapping, collected 61 soil samples along logging roads, completed 25 kilometres of control grid surveys and conducted 10 kilometers of Scientrex “Genie” EM and VLF-EM16 Surveys on the grid in 1986.  They found a 40 meter wide zone of quartz veining and stockwork with individual veins up to 5 meter wide with trace arsenopyrite (Dynes, 1986).

In 1987, Aintree Resources Ltd. and Island Star Resources Ltd conducted soil geochemical, geophysical and geological mapping and prospecting.  Phase III of the program involved sampling of 68 shear zones of which 19 zones had in excess of 100 ppb gold.  The gold bearing Switch Back shear zone was found to be up to 25 metres wide and 2.5 km long (Henneberry, 1988a).

In the later part of 1987, an additional 19 samples were collected from shear zones which returned 2 to 1340 ppb gold (Henneberry, 1988b).

In the last part of 1987 and early 1988, Aintree Resources Ltd. collected 775 soil samples from 25 meter stations on 15 parallel lines and collected 20 samples from the Dyke vein and 82 prospecting samples.   The company drilled three holes totalling 316.6 meters.  The program was halted due to a mudslide.  Drill hole 87-02 intersected 0.032 oz/ton over 0.9 meters.

The magnetite and copper-cobalt skarn showings which are located north of the epithermal gold shear zones have been explored intermittently since 1961 after an airborne magnetic survey by Noranda.

Noranda mined 4.48 million tonnes of magnetite from 1962 to 1968 and produced 3,011,306,260 kilograms of iron concentrate grading 63.8% iron from the Brynnor Mine located in the center of the Redford property.

The Tony and Fact skarn showings were staked in 1987 and were explored by two prospectors by limited geological mapping and chip and grab rock sampling.  From the Tony showing, a 0.366 chip sample returned 3.67 g/t gold, 2.6 g/t silver, 0.47% copper and 18.54% iron.  A grab sample from the Fact showing returned 14.26 g/t  gold, 13.7 g/t silver, 1.6% copper and 35.3% iron.

GEOLOGICAL SETTING

Vancouver Island lies within the Insular Tectonic Belt of the Canadian Cordillera.  This belt is composed of four Groups of Paleozoic and Mesozoic volcanics and sedimentary rocks, which together comprise a displaced Terrane named Wrangalia.  This Terrane was regionally metamorphosed, folded and extensively intruded by Jurassic granitoid plutons belonging to the Coast Plutonic Complex which are unconformably overlain by Cretaceous clastic sediments and intruded by Tertiary hypabyssal stocks of mafic to felsic composition (Figure 3).

The Devonian Sicker Group, the oldest stratigraphic unit in Wrangallia, is an island arc assemblage of differentiated mafic to felsic volcanics.  In the general area of the property the Sicker Group has been metamorphosed to amphibolite facies and is extensively intruded by Jurassic granitoids of the West Coast Plutonic Complex.

The Triassic Vancouver Group, includes a thick pile of tholeiitic, flood basalts of the Karmutsen Formation, overlain by the Quatsino Formation limestone and Parsons Bay Formation black argillite and marl.  These rocks appear weakly metamorphosed and are well represented on and around the property.

The Jurassic strata includes calcareous siltstones of the Harbeldown Formation at the base, followed by Bonanza Formation mafic to felsic volcanics representing an island arc sequence which varied from submarine near the bottom to subaerial near the top.  Small areas of Bonanza Formation are present in and around the Redford Property.

These strata are extensively intruded by Jurassic granitoid plutons of the Coast Plutonic Complex and more localized, shallow level, subvolcanic Tertiary intrusions (Clayoquot Intrusive suite (Catface Intrusions – old name)).  Tertiary stocks are located within faults and as epizonal intrusions within the Redford property.  Quartz-feldspar porphyry dykes on the property are suspected to be Tertiary, but have not been dated.   The Tertiary intrusions and limited preserved coeval Tertiary volcanics are 40-55 million years old and represent continental arc magmatism above a paleo-subduction zone located west off the current coast of Vancouver Island.

The property is centered over a large very strong regional magnetic high in the order of 10 kilometers in diameter.  This magnetic high is interpreted as the expression of a Tertiary magmatic chamber from which the felsic stocks and volcanics were derived.

PROPERTY GEOLOGY

The property has only preliminary prospected.  To date there has been no formal geology map made of the Redford property.  The map included with this report is a compilation map of geology maps published by BP Minerals Ltd., Geo P.C. Services Ltd., and the authors geological mapping (Figure 4).  The property is dominated by Jurassic Island intrusions in the east and where they are exposed in the west; they intrude lowermost Triassic Karmutsen volcanics and dykes, Triassic Quatsino Formation limestone and Parson Bay Formation argillaceous sediments, and Jurassic Bonanza Formation volcanics.  Tertiary feldspar porphyritic stocks and dykes of the Clayouot suite (Catface intrusions) intrude all older units – especially along faults.  Mineralization has been identified in the Karmutsen  volcanics,  Quatsino limestone and Island and Tertiary intrusives due to multiple mineralizing events in the Redford property area.

SCALE 1 : 200,000
2 0 2 4 6
MILES
Mesozoic intrusive TfJm
Mesozoic volcanic Trvm
Paleozoic volcanic DPv
Mesozoic sedimentary JKm
Mesozoic intrusive MJi
Unknown
Logan Resources Ltd.
Mt. Redford Project
Alberni M.D., B.C. N.T.S. 92F-3
Fig. 3
REGIONAL GEOLOGY

Property Geology Legend
1. Jurassic Island intrusives
2. Triassic Karmutsen volcanics
3. Triassic Quatsino limestone
4. Parson Bay sediments
5. Jurassic Bonanza volcanics
7. Tertiary Claymont instrusives
Geological Contact
Fault
S.B. Fault
Parallel Zone
5440000 mN
5437500 mN
5435000 mN
5432500 mN
5430000 mN
315000 mE
317500 mE
320000 mE
322500 mE
325000 mE
327500 mE
EASTER 1
EASTER 2
EASTER 3
EASTER 5
EASTER 6
EASTER 7
EASTER 8
EASTER 9
EASTER 10
EASTER 11
EASTER 12
EASTER 13
EASTER 14
EASTER 15
EASTER 16
EASTER 17
EASTER 18
EASTER 19
EASTER 20
DRAW 7
342159
JAYA
398856
GEGE
404313
DRAW 8
342160
DRAW 9
342161
Fig. 4
Logan Resources Ltd.
Mt. Redford Property
Vancouver Island, B.C.
Property Geology
Date: June 14, 2004
Author: GeoComp
Office: Vancouver
Drawing:
Scale: 1:63,630
Projection: UTM Zone 10 (NAD 83)
0 0.5 1 2
kilometres

The Quatsino limestone has been found to be fetid – a strong smell of rotten eggs is released when the rock is fractured with a blow from a hammer.  The Karmuten volcanics are known to have a high background copper content (160 +/- 40 ppm) (Lincoln, 1981).

DEPOSIT TYPES

Four different styles of mineralization occur on the Redford property: (1) Copper – cobalt – gold – magnetite skarn mineralization in the Quatsino limestone, (2) Copper – platinum – palladium mineralization in the Karmutsen volcanics, (3) Arsenic – gold mineralization related to albitic alteration and (4) gold – quartz epithermal shear veins.

The Triassic Quatsino Formation and adjacent Karmutsen basalt host copper – cobalt – gold – magnetite skarn deposits where the Jurassic Island intrusions come in contact with the limestone.  The Brynnor Mine, located on the Redford property, produced 3,011,306,260 kilograms of iron concentrate at a concentrate grade of 63.8% iron from 4.48 million tonnes of magnetite ore mined in 1962-1968.  Surrounding the massive magnetite in the skarn, sulphide mineralization occurs with minor amounts of copper – gold and cobalt metals.  The skarns on Texada Island and at the Merry Widow Mountain near Port McNeil are similar to that exposed on the Redford property.

Copper – platinum – palladium mineralization occurs in the Karmusten basalts on the Redford property.  The Karmutsen basalts are known to have a high background copper content (160 +/- 40 ppm) which during low grade metamorphism is redistributed in the sequence allowing the copper content to reach a high in the 100’s of ppm copper (Lincoln, 1981).  The tholeiitic basalt is known to have small amounts of platinum and palladium because the magma which formed the basalt did not lose all of its precious metals due to fractionation.

The arsenic – gold mineralization related to albitic alteration and the gold – quartz epithermal shear veins are due to Tertiary magmatic and hydrothermal systems.  The gold bearing albitic alteration is believed to grade outward into gold bearing quartz veins.  This style of mineralization is similar to the Shotgun deposit in Alaska which contains 30.5 tonnes of gold at a cutoff of 0.55 g/t gold (Rombach,       ).

Some of the Tertiary stocks are associated with porphyry copper, molybdenum and gold mineralization which occurs in the intrusive, associated hydrothermal breccias and adjacent wallrocks.  The most significant deposit is the Catface deposit located 50 km northwest of the Redford property.  Exploration has defined a resource of 181 million tons of 0.45% copper.

MINERALIZATION

There are four areas of distinct mineralization on the Redford property: (1) Seamus Zone – arsenic – gold mineralization related to albitic alteration, (2) Copper – gold – cobalt – magnetite skarn showings and deposits – Brynnor Mine and Fact and Tony showings, (3) Gold – quartz epithermal shear veins hosted by faults – BP Minerals Ltd showings and (4) Copper – platinum – palladium mineralization hosted by Karmutsen Volcanics.

Seamus Zone

The Seamus Zone occurs in the eastern part of the Redford property (Figure 5) and constitutes the principle gold target located to date on the property.  The zone was first identified and sampled in 1995.  It has not been mapped and only preliminary prospected.  Six holes have been drilled to tested the extent and continuinty of mineralization (see below).  The zone is poorly defined, but is at least 2200 m by 3400 m.  Mineralization and altered outcrops and anomalous gold and arsenic soil and rock geochemical anomalies extend beyond this area.

The Seamus Zone comprises altered outcrops of fine grained diorite, medium grained diorite, granodiorite of Jurassic Island intrusive,  minor fine grained volcanics cut by syn-mineralization Tertiary feldspar porphyry dykes are later barren dykes.  Mineralization occurs as pervasive replacement, stockworks and sheeted veins of auriferous arsenopyrite with variable amounts of albite, sericite, chlorite, biotite and quartz alteration.  The veinlets are fracture controlled and millimetres to several centimetres thick and vary in intensity from outcrop to outcrop.  Shear zones vary from several centimetres to 25 centimeters wide.  Rock sampling of the zone returned significant gold with values to 3210 ppb (Chow, 1998).

In 1995 and 1996, outcrops scattered along several logging roads and a creek in an area 2000 m by 800 m, centered on the Seamus Zone, were preliminary rock sampled (Figure 6).  In 1995, 87 preliminary rock samples returned numerous anomalous gold values between a threshold of 10 ppb to a high of 502 ppb (Chow, 1996).  In 1996 a further 60 rock samples were collected.   From 1995 and 1996, 47 rock samples returned greater than 100 ppb gold with 11 samples containing over 500 ppb gold and 5 samples over 1000 ppb gold with the highest value 3210 ppb gold.  In summary,  of the hundred forty-seven rock samples collected in 1995 and 1996, most showed anomalous gold values ranging from a threshold of 10 ppb to a high of 3210 ppb gold, with 32% of the samples giving greater than 100 ppb gold.  The area of anomalous rock samples remains open in all directions.  The most anomalous samples contained several percent arsenopyrite with quartz veins.

A soil sampling survey was conducted in 1996 and 1997 on a 3600 m by 2200 m grid centered on the Seamus Zone.  The survey returned anomalous gold values from a threshold of 10 ppb to a high of 1021 ppb (Figure 7) and anomalous arsenic values from a

315000 mE
317500 mE
320000 mE
322500 mE
325000 mE
327500 mE
5440000 mN
5437500 mN
5435000 mN
5432500 mN
5430000 mN
EASTER 1
EASTER 2
EASTER 3
Tony Showing
10
DRAW 7
342159
JAYA
398856
KO 4
335728
Fact Showing
9
EASTER 5
EASTER 6
GEGE
404313
11
Seamus Zone
EASTER 10
EASTER 9
EASTER 8
EASTER 7
DRAW 8
342160
DRAW 9
342161
EASTER 11
EASTER 12
EASTER 13
EASTER 18
EASTER 17
EASTER 16
EASTER 15
EASTER 19
EASTER 20
Au - shear veins
1. 2.6m - 1.82 g/t Au
1.6m - 1.79 g/t Au
2.1m - 1.83 g/t Au
2. Grab 4.75 g/t Au
3. Grbs, 300ppb Au, 240ppb Au
310ppb Au, 230ppb Au
4. Grab 620 ppb Au, 265 ppb Au
5. 1.89m - 890ppb Au
1.40m - 380 ppb Au
6. Grab 940 ppb Au
7. 0.15m - 1340ppb Au
0.35m - 990ppb Au
0.60m - 1160ppb Au
8. 3.0m - 450ppb Au
Skarn Mineralization
9. Grab 14.26g/t Au, 13.7g/t Ag, 1.6%Cu
10. 0.366m - 3.67g/t Au, 2.6g/t Ag, 0.47% Cu
11. Brynmor Mine
Fig. 5
Logan Resources Ltd.
Mt. Redford Property
Vancouver Island, B.C.
Significant Mineralization
Date: June 14, 2004
Author: GeoComp
Office: Vancouver
Drawing:
Scale: 1:63,630
Projection: UTM Zone 10 (NAD 83)
0 0.5 1 2
kilometres

324000 mE
324500 mE
325000 mE
325500 mE
326000 mE
326500 mE
5436000 mN
5435500 mN
5435000 mN
Area of higher gold grades
Gold in Rock
Au ppb
1,000 to 3,210 (5)
500 to 1,000 (6)
100 to 500 (36)
50 to 100 (23)
10 to 50 (34)
<10 (43)
Fig. 6
Logan Resources Ltd.
Mt. Redford Project
Alberni M.D., B.C. N.T.S. 92F-3
Seamus Zone
Geochem Survey
Gold in Rock
Date: June 14, 2004
Author:
Office: VANCOUVER
Drawing:
Scale: 1:7500
0
75
150
300
metres

323500 mE
324000 mE
324500 mE
325000 mE
325500 mE
326000 mE
326500 mE
327000 mE
Jaya
5437000 mN
5436500 mN
5436000 mN
5435500 mN
5435000 mN
5434500 mN
5434000 mN
5433500 mN
5433000 mN
Draw 7
Draw 8
Draw 9
Gold in Soils
ppb Au
100 to 1,030
40 to 100
10 to 40
<10
Fig. 7
Logan Resources Ltd.
Mt. Redford Project
Alberni M.D., B.C. N.T.S 92F-3
Geochem Survey
Soil - Au ppb
Date 2/2/2003
Author:
Office: VANCOUVER
Drawing:
Scale: 1:20000
Projection: Transverse Mercator (Gauss-Kruger)
0
200
400
800
metres

threshold of 16 ppm to a high of 3317 ppm (Figures 8).  Gold and arsenic anomalies occur throughout the grid area and remain open in all directions.

Anomalous gold values in soils occur as spot highs comprising 1 to 3 contiguous samples fairly uniformly scattered throughout the grid area.  There are no large, cohesive gold anomalies and no obvious trends to the spot gold anomalies.  More detailed sampling is required to determine trends.

Anomalous arsenic values in soils are very elevated throughout the grid area.  The anomalies occur largely in two broad zones, one in the north and one in the south parts of the grid.  They extend across the entire width of the grid for 1800 – 2300 meters.  On line 6800N, 8 consecutive anomalous samples ranged from 118-959 ppm As and on line 6200N, 10 consecutive anomalous samples ranged from 159-854 ppm As.  A marked decrease in arsenic values in the middle three lines of the grid may reflect overburden.  Anomalous arsenic shows a good correlation with anomalous gold values with most high gold values showing high arsenic, but the reverse is not true (Chow, 1998).

A wide spaced reconnaissance style Induced Polarization survey was conducted in 1997 along four roads in the north part of the Seamus Zone.  This survey was severely handicapped by extremely dry conditions which prevented good rock contacts.  A weak to moderate chargeability anomaly was located at the intersection of two lines in the southwest margin of the 400 by 500 meter area of higher rock samples in the northern part of the Seamus Zone.  On one line a weak to moderate chargeability anomaly is 75 meter wide, open east and west, and is associated with low to moderate resistivity enclosed by high resistivity.  The anomaly configuration suggests a shear zone (Figure 9).  On the second line a weak IP chargeability anomaly is greater than 300 meters wide, open to the north-northeast and south-southwest into the other anomaly, and is accompanied by strong resistivity.  Several strongly anomalous gold rock samples (988 and 1810 ppb Au) occur within this anomaly.  The chargeability anomaly is open to the east to northeast and west to southwest.

The property was covered in 1996 by a Questor aeromagnetic survey on behalf of Consolidated Logan Mines Ltd. (Walker and Sheldrake, 1997)) an interpretation of the airborne magnetic data showed the Seamus Zone to lie within a large magnetic low.  The low is enclosed by magnetic highs and is part of a northwest trending linear magnetic low which might represent a structure (Figure 10).  The magnetic low over the Seamus Zone might represent altered rock associated with gold mineralization.

The geology and mineralization intersected by the recent drilling is included in the section on drilling.

323500 mE
324000 mE
324500 mE
325000 mE
325500 mE
326000 mE
326500 mE
327000 mE
Jaya
5437000 mN
5436500 mN
5436000 mN
Draw 7
5435500 mN
5435000 mN
5434500 mN
5434000 mN
5433500 mN
5433000 mN
Arsenic in Soil
ppm As
511 to 3,320
255 to 511
127 to 255
63 to 127
16 to 63
<16
Draw 8
Draw 9
Fig. 8
Logan Resources Ltd.
Mt. Redford Project
Alberni M.D., B.C. N.T.S 92F-3
Date: June 14, 2004
Author:
Office: VANCOUVER
Drawing:
Scale: 1:20000
Geochem Survey
Soil - As ppm
0
200
400
800
metres

323000 mE
323500 mE
324000 mE
324500 mE
325000 mE
325500 mE
326000 mE
326500 mE
5437500 mN
5437000 mN
5436500 mN
5436000 mN
5435500 mN
5435000 mN
5434500 mN
5434000 mN
5433500 mN
5433000 mN
DRAW 7
342159
Redford Lake
JAYA
398856
IP Line
L300
L400
L500
L600
IP CHARGEABILITY ANOMALY
DRAW 8
342160
DRAW 9
342161
0
200
400
800
metres

Fig. 9

Logan Resources Ltd.

Mt. Redford Property

Vancouver Island, B.C.

Induced Polarization Survey

Date: June 14, 2004
Author: GeoComp
Office: Vancouver
Drawing:
Scale: 1:20,000
Projection: UTM Zone 10 (NAD 83)

322000 mE
323000 mE
324000 mE
325000 mE
326000 mE
5439000 mN
5438000 mN
5437000 mN
5435000 mN
5434000 mN
Geochem
Survey
Grid
Seamus
Zone
Brynnor
Iron
Mine
Fig. 10
Logan Resources Ltd.
Mt. Redford Project
High Resolution
Helicopter
Magnetic Survey
Author:
Office: VANCOUVER
Drawing:
0
250
500
1000
metres

Copper – cobalt – gold – magnetite skarn showings

Brynnor Mine

The Brynnor Iron mine occurs in the center of the Redford property in the floor of Draw Creek valley (Figure 5).  Noranda produced 3,011,306,260 kilograms of iron concentrate at a concentrate grade of 63.8% iron from 4.48 million tonnes of magnetite ore mined from 1962 – 1968 (James, 1968).  A deeper magnetite deposit was developed for production, but was never mined.  A mill and deep water shipping dock was located on Toquart Bay.

The Brynnor ore is fine grained, massive magnetite and magnetite-bearing skarn in Triassic Quatsino Formation marble and overlying tuff and argillite of the Jurassic Bonanza or Parsons Bay Formations.  Seven lenses and bands of magnetite and skarn are reported in marble contacts.  The marble – sediment contact and magnetite deposits take the form of a NNE-trending flat, plunging anticline with steep limbs.  The Brynnor ore bodies lie near the SSW end of the anticline.  The rocks and the deposits are in a roof pendent 1 km wide and 3.5 km long engulfed by granitoid intrusives (Sangster, 1969).

The strata are intruded by bodies and dykes of amygdaloidal to porphyritic andesite to diorite.  The mine strata and intrusive andesite – diorite are surrounded and intruded by multiphase granitoid intrusives described as diorite, quartz diorite and granodiorite.  In the open pit, feldspar porphyry and leucodiorite dykes up to 10 meters wide cut the magnetite and show chilled contacts against skarn.  Neither skarn nor magnetite is developed in them (Sangster, 1969). Quartz monzonite occurs locally in the area of the mine and two such dykes cut the deposit.

Alteration in the marbles, tuffs and sediments includes skarn composed principally of garnet and epidote and prehnite alteration affected various intrusive rocks.  The pre-ore andesite-diorite is partly altered to magnetite, skarn, serpentinites, epidote, prehnite and pyrrhotite (Sangster, 1969).

Only minor pyrite or pyrrhotite occurs in the mine.  Small pockets of chalcopyrite were encountered locally in both andesite and skarn.  Trace arsenopyrite was also noted.

Brittle faults of various attitudes marked by gouge and breccia cut the deposit.  The most significant fault offsets the underground deposit and down-throws the southeast block by 60 meters.

Some quartz veins in the northwest pit wall contain gold in the tenths of an ounce (Walker, 1997).

Tony

The Tony skarn showing (NY – gold occurrence) is located in the center of a magnetic high with similar dimensions as that covering the Brynnor Mine (Figure 11).  The showing consists of massive sulphide (pyrrhotite – pyrite – chalcopyrite) replacement of the Quatsino limestone and interbedded volcanic rocks.  The exposed mineralization is over an area of 5 meters by 1.5 meters with unkown depth.  The true extent of the mineralization is not known.   Prevous assays of the sulphide mineralization returned 0.112 oz/ton Au over 12 feet.

Fact

The Fact skarn showing consists of bornite – pyrrhotite – magnetite – chalcopyrite veins at the contact of a Tertiary feldspar porphyry and Quatsino limestone.  A character sample assayed 14.26 g/t Au, 13.7 g/t Ag and 1.6% Cu. This showing is at the edge of a magnetic high which is possibly due to the intrusion of the feldspar porphyry into the limestone (Figure 11).  The true extent of the mineralization is not known.

GOLD – QUARTZ EPITHERMAL SHEAR VEINS

The description below describes only the highlights of an area of extensive epithermal gold – quartz shear hosted mineralization in the south-west corner of the Redford property (Figure 5).

Mowgli showing

Arsenopyrite, pyrite, chalcopyrite, sphalerite and galena are found in a one metre wide southwest trending shear zone at the contact of Tertiary quartz feldspar porphyry and hornfels Bonanza volcanic rocks.  Abundent sericite gouge, minor brecciation and irregularly shaped vuggy quartz pods accompany sulphides.  A grab sample assayed 4.75 g/t gold and 25 g/t silver.  A channel sample across the one meter wide zone assayed 1.02 g/t gold and 60.9 g/t silver.  The true extent of the mineralization is not known, but the structure hosting the mineralization has been traced for 3 kilometers.

M-6  showing (Switch Back Shear Zone)

A regional fault/shear zone with an orientation of 160o and 70o east dip hosts sericite, quartz, limonite alteration and up to 15% arsenopyrite.  This zone assayed 2.7 g/t gold over 5 meters.  The fault zone is up to 25 meters wide and has been traced for 2.5 kilometers.  Diamond drilling of this fault approximately 2 kilometers north of the M-6 showing intersected 1.10 g/t over 0.9 meters.

Drow
Lake
NY-gold occurrence
FACT(2) & FACT(1)
gold occurrences
NORANDA-
iron mine(Brynnor)
SCALE
500 0 500 1000
METRES

Logan Resources Ltd.
Mt. Redford Project
Alberni M.D., B.C. N.T.S. 92F-3

Noranda Aeromagnetic Survey

Fig. 11

Parallel shears to the Switch Back Shear Zone assayed 890 ppb gold over 1.89 meters, 380 ppb gold over 1.4 meters, 620 ppb gold, 940 ppb gold, 265 ppb gold, 300 ppb gold, 310 ppb gold, 240 ppb gold and 230 ppb gold.

Dom showing

The Dom showing is a 2 to 3 metre wide shear zone striking 020o and dips 70o east through Tertiary quartz diorite.  The zone is characterized by brecciation and several lenses of clay gouge.  Chip samples of the zone returned 1.34 g/t gold over 0.15 meters, 1.160 g/t over 0.6 meters, 990 ppb gold over 0.35 metres and 450 ppb gold over 3.0 meters.

EXPLORATION

Previous exploration and results of exploration of the Seamus Zone is covered in the section on History and Mineralization.  The results of the recent drilling on the Seamus Zone is covered under the heading Drilling.

The author, Hilmar Krocke and Genevieve Leblanc spent 14 days rock chip sampling and prospecting various skarn showings and Karmutsen volcanic hosted copper mineralization.  Figure 12 shows the location of the samples and their significant assay results (See Appendix 2 for assay certificates).

One meter rock chip sampling of the Tony showing returned a high of 0.817% copper, 0.091% cobalt, 0.21 g/t gold and a low of 0.093% copper, 0.006% cobalt 0.01g/t gold.  The body of sulphide mineralization occurs at the contact between Quatsino limestone and metavolcanic rocks.  The 5 meter by 1.5 meter exposure of sulphides is open on three sides.   This mineralization is similar to the peripheral sulphide mineralization to an iron skarn – for example the Merry Widow skarn.

A body of magnetite was found approximately 400 meters south of the Tony showing.  A chip sample from the centre of the magnetite exposure in the road cut returned 25.39% iron.  The magnetite is believed to strike east – west and be up to 2 meter thick.  The magnetite occurs at the contact between Quatsino limestone in the north and metavolcanics in the south.  The contact between the two units is obscured by gossaneous soil for 10 meters.

A body of garnet – epidote skarn with masses of pyrrhotite with minor chalcopyrite occurs approximately 300 meters north of the Tony showing.  This mineralization returned 0.155% copper, 0.018% cobalt and 0.01 g/t gold.

200 meters east of the Tony showing at the contact between the Quatsino limestone and granodiorite, bleaching of the intrusive occurs with pods of coarse grained pyrite.

Logan Resources Ltd.
Mt. Redford Property
Vancouver Island, B.C.
Sample Plan &
Significant Assay Results
Fig. 12
5439500 mN
5439000 mN
5438500 mN
5438000 mN
5437500 mN
5437000 mN
5436500 mN
5436000 mN
319500 mE
320000 mE
320500 mE
321000 mE
321500 mE
322000 mE
388 ppm Cu, 20 ppm Co, 20 ppb Pd
104 ppm Cu, 28 ppm Co
35 ppm Cu, 34 ppm Co, 11 ppb Pt
245 ppm Cu, 31 ppm Co
1059 ppm Cu, 252 ppm Co, 17 ppb Pd, 44 ppb Au
231 ppm Cu, 18 ppm Co, 12 ppb Pt, 14 ppb Pd
466 ppm Cu, 22 ppm Co
168 ppm Cu, 24 ppm Co
1599 ppm Cu, 30 ppm Co
132 ppm Cu, 24 ppm Co
72 ppm Cu, 26 ppm Co
83 ppm Cu, 41 ppm Co
16 ppb Au
82 ppm Cu, 28 ppm Co
32 ppm Cu, 18 ppm Co
96 ppm Cu, 33 ppm Co
130 ppm Cu, 18 ppm Co, 16 ppb Pd
144 ppm Cu, 19 ppm Co
0.155% Cu, 0.018% Co, 0.01 g/t Au
818 ppm Cu, 20 ppm Co
163 ppm Cu, 33 ppm Co
1413 ppm Cu, 22 ppm Co, 6 ppb Au, 6 ppb Pt, 38 ppb Pd
< 2 ppb Au
< 2 ppb Au
0.465% Cu, 0.021% Co, 0.05 g/t Au
166 ppm Cu, 12 ppm Co
0.413% Cu, 0.046% Co, 0.18 g/t Au
1.008% Cu, 0.014% Co, 0.37 g/t Au
301 ppm Cu, 32 ppm Co, 13 ppb Pt, 9 ppb Pd
6.92% Fe, 0.06% Co, 0.093% Cu
0.817% Cu, 0.091% Co, 0.21 g/t Au
69 ppm Cu
< 2 ppb Au
37 ppm Cu
678 ppm Cu, 98 ppm Co, 85 ppb Au
8 ppm Cu
425 ppm Cu, 59 ppm Co
596 ppm Cu, 25 ppm U, 20 ppm Th, 60 ppm La
25.39% Fe
4.58% Fe
22.71% Fe
0.016% Cu, 0.003% Co, 7.68% Fe
1 ppm Mo, 25 ppm Cu
192 ppm Cu, 12 ppm Co
1 ppm Mo, 24 ppm Cu
3 ppm Cu, 6 ppb Au
746 ppm Cu, 87 ppm Co, 42 ppb Au
55 ppm Cu, 15 ppm Co, 11 ppb Au
3 ppm Cu
0 125 250 500
metres

Samples of this mineralization returned 596 ppm copper, 25 ppm uranium, 20 ppm thorium and 60 ppm lanthanum.

A sample of Quatsino limestone collected close to the Fact showing had trace amounts of disseminated chalcopyrite.  This sample was crisscrossed by graphitic veinlets and the sample released a strong fetid smell when struck with a hammer.  The sample assayed 3 ppm copper.

Copper – cobalt mineralization with trace amounts of platinum and palladium occur over a 3 kilometre by 1 kilometre area of Karmutsen volcanics and gabbroic dykes.  The chalcopyrite mineralization occurs as disseminated blebs and in veinlets up to 2 mm wide.  Most of the mineralization occurs disseminated in the gabbroic phases and in hornfels.  19 samples were collected which returned a high of 1599 ppm copper and a low of 32 ppm copper, a high of 32 ppm cobalt and a low of 12 pp cobalt, a high of 13 ppb platinum and a low of < 2 ppb platinum and a high of 20 ppb palladium and low of < 2 ppb palladium.

DRILLING

Six drill holes were drilled to test the down dip extension and strike of the Seamus Zone (Figure 13) for a total of  928.90 meters.  The core size was NQ, and the drill core was logged by Genevieve Leblanc and the author.  The core was spit using a saw and one half of mineralized intervals was bagged and delivered for assay at Acme Analytical Labs Ltd. in Vancouver. See Appendix 1 for drill logs and Appendix 2 for assay certificates.

The following description describes the target, down hole geology and alteration and the gold bearing intervals in each hole.  The mineralized intervals are down hole measurements as it is premature to determine true widths.

R1-04

This hole tested the down dip extension of the Seamus Zone.  The top half of the hole intersected a package of hornblende megacrystic diorite and fine grained diorite cut by late, post mineralization dykes (Figure 14).  The bottom half of the hole was medium grained diorite with intervals of sericite – pyrite alteration around quartz – carbonate veins.

Mineralized Intervals:

Footage (m)	Interval (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
90.0 – 91.5	1.5	0.45	59.7	<1	0.1

325050 mE
325100 mE
325150 mE
325200 mE
325250 mE
325300 mE
325350 mE
325400 mE
5435900 mN
5435850 mN
5435800 mN
5435750 mN
5435700 mN
5435650 mN
5435600 mN
5435550 mN
5435500 mN
5435450 mN
Jaya
Draw 9
R4-04
R6-04
R1-04
R2-04
R3-04
R5-04
Drill Hole
Fig. 13
Logan Resources Ltd.
Mt. Redford Property
Vancouver Island, B.C.
Drill Hole Plan Map
Seamus Zone
Date: June 14, 2004
Author: GeoComp
Office: Vancouver
Drawing:
Scale: 1:2,000
Projection: UTM Zone 10 (NAD 83)
0
20
40
80
metres

LEGEND FOR DRILL HOLE SECTIONS

Rock Units

AVOL

Altered volcanic

CDIR

Coarse grained diorite

DYKE

Post-mineralization dyke

FDIR

Fine grained diorite

GRAN

Granodiorite

MCRD

Megacrystic diorite

MDIR

Medium grained diorite

PLPD

Plagioclase porphyritic dyke

VOLC

Fine grained volcanic

Alteration

ALB

Albitic

BIO

Biotite

CHL

Chloritic

EP

Epidote

SER

Sericitic

Structure

FLTZ

Fault zone

0 mE
25 mE
50 mE
75 mE
100 mE
125 mE
Elev (m)
200 mN
175 mN
150 mN
125 mN
100 mN
75 mN
50 mN
R1-04
OVBR
Diorite MCRD
Diorite MCRD
DYKE
Diorite MCRD
MCRD(CHL++)
MCRD
DYKE
MCRD
DYKE
MCRD
FDIR
MDIR
MCRD
MDIR
MCRD
FDIR
MDIR(SER)(CHL)
PLPD
MDIR
R1-04
194.3m
Fig. 14
Legend
Logan Resources Ltd.
Mt. Redford Project
Date: 17/6/2004
Author:
Office: Vancouver
Drawing:
Scale: 1:750
Drill Hole R1-04
Cross Secstion
Projection: Non-Earth (meters)
0
7.5
15
30
metres

R2-04

This hole tested the down dip extension of the Seamus Zone.  The hole intersected a package of medium grained diorite and altered fine grained volcanic rock cut by syn-mineralization plagioclase porphyritic dykes and later post minerlization dykes (Figure 15).  Alteration intensity increases with depth from weak to pervasive chlorite alteration to pervasive biotite replacing mafic minerals to pervasive albitic alteration replacing biotite alteration.  Intervals of chlorite alteration have rare veinlets of arsenopyrite and variable amounts of disseminated arsenopyrite.

The synmineralization plagioclase prophyritic dyke is intensely albite altered with disseminated arsenopyrite.

Footage (m)	Interval (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
70.0 – 71.65	1.65	0.262	>10,000	1.90	5.76
71.65 – 73.00	1.35	0.192	>10,000	1.03	2.73
73.0 – 74.5	1.5	0.054	7780	0.29	1.90
74.50 – 75.47	0.97	1.13	>10,000	5	21.6
75.47 – 77.00	1.53	0.19	>10,000	<1	8.6
93.00 – 94.50	1.50	0.27	34.8	<1	0.1

  R3-04

The hole tested the down dip strike of the Seamus Zone and the hole was collared from hole R2-04.  The drill hole intersected a package of medium grained diorite and hornfels fine grained volcanic cut by syn-mineralization plagioclase porhyritic dykes and late post mineralization dykes (Figure 16).

The intensity of albitic alteration increases with depth, especially around syn-mineralization plagioclase porphyritic dykes.  The albitic alteration has intervals of disseminated arsenopyrite especially in the syn-mineralization dykes.

Mineralized intervals:

Footage (m)	Intervals (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
68.00 – 69.00	1.00	0.65	>10000	3	14.9
69.00 – 70.32	1.32	0.06	8488.4	<1	3.3
70.32 – 71.00	1.68	0.19	2348.3	<1	2.3
71.00 – 72.00	1.00	0.17	7609.1	<1	1.3
72.00 – 73.35	1.35	0.16	8300.8	<1	2.1
125.00 – 126.00	1.00	0.23	5923.8	6	15.9
135.08 – 136.50	1.42	0.40	5298.8	<1	1.5
163.00 – 164.00	1.00	0.13	819.3	<1	0.3
164.00 – 165.00	1.00	1.18	967.9	<1	0.2
169.00 – 170.00	1.00	1.06	8170.5	<1	1.6
170.00 – 171.00	1.00	0.74	7128.8	<1	1.5
171.00 – 172.50	1.50	0.35	8511.2	<1	0.5
172.50 – 174.00	1.50	0.20	1223.0	<1	0.1

80 mE
100 mE
120 mE
140 mE
160 mE
Elev (m)
240 mN
220 mN
200 mN
180 mN
160 mN
140 mN
R2-04
R4-04
R4-04
129.2m
R2-04
130.2m
Legend
Fig. 15
Logan Resources Ltd.
Mt. Redford Project
Date:17/6/2004
Author:
Office: Vancouver
Drawing:
Scale: 1:500
Drill Holes R2-04 & R4-04
Cross Section
Projection: Non-Earth (meters)
0
5
10
20
metres

0 mE
25 mE
50 mE
75 mE
100 mE
125 mE
250 mN
225 mN
200 mN
175 mN
150 mN
125 mN
100 mN
75 mN
R3-04
R3-04
178.1m
Legend
g/t Au
0 - 0.05
0.05 - 0.25
0.25 - 10
0
7.5
15
30
metres

Fig. 16

Logan Resources Ltd.

Mt. Redford Project

Drill Hole R3-04 Cross Secstion

Date: 17/8/2004
Author:
Office: Vancouver
Drawing:
Scale: 1:750
Projection: Non-Earth (meters)

R4-04

The drill hole tested the down dip extension of the Seamus Zone.  The drill hole intersected intervals of medium grained diorite and fine grained volcanic hornfels cut by synmineralization plagioclase porphyritic dykes and late post mineralization dykes.  The rock units are variably altered with intervals of pervasive chlorite alteration (Figure 15).

The pervasive chlorite alteration and albitic alteration has variable amounts of disseminated arsenopyrite.  The synmineralization plagioclase porphyritic dykes are intensely albite altered with variable amounts of coarse grained arsenopyrite.

Mineralized Intervals:

Footage (m)	Interval (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
93.00 – 94.00	1.00	0.119	6630	0.47	4.68
94.00 – 95.00	1.00	0.108	9040	0.36	3.25
95.00 – 96.00	1.00	0.116	7900	0.77	3.19
96.00 – 97.00	1.00	0.146	>10000	0.52	6.21
97.00 – 98.00	1.00	0.147	7020	0.38	2.89
100.00 – 101.00	1.00	0.207	5760	0.71	1.88
109.26 – 110.40	1.14	0.286	7740	2.00	1.32
110.40 – 111.60	1.20	0.189	5720	1.29	1.93
114.00 – 115.00	1.00	0.140	1495	0.55	0.63
115.00 – 115.85	0.85	0.102	132.5	0.18	0.75
115.85 – 116.70	0.85	0.204	69.6	0.25	0.79
120.80 – 122.00	1.20	0.338	1165	0.32	0.27
122.80 – 123.50	0.70	0.104	355	0.16	0.10
123.50 – 125.00	1.50	0.159	134	0.05	0.03

R5-04

Drill hole R5-04 tested the down dip extension of the Walker Zone.  The hole intersected an intermixed sequence of fine grained diorite and volcanic rock intruded by later medium grained diorite, granodiorite and hornblende megacrystic diorite (Figure 17).  The fine grained diorite has variable amounts of disseminated pyrite in it.  No significant assays were found.

R6-04

Drill hole R6-04 tested the down dip strike of the Seamus Zone.  The drill hole intersected a package of medium grained diorite and volcanic hornfels cut by syn-mineralization plagioclase porphyritic dykes and later dykes (Figure 18).

The intensity of the albitic alteration decreases with increasing depth.  The syn-mineralization dykes are intensely albite altered with variable amounts of disseminated fine grained arsenopyrite.

-100 mE
-80 mE
-60 mE
-40 mE
Elev (m)
220 mN
200 mN
180 mN
160 mN
140 mN
120 mN
R5-04
OVBR
FDIR
MDIR
FDIR
DYKE
FDIR
FDIR
FLTZ/DYKE
FDIR
FDIR(CHL)/MVOL(CHL)
MDIR/FDIR/MVOL
Dyke DYKE
MDIR"GRAN"(SER)
MDIR(SER)
AFDR(CHL)/MDIR(CHL)/FDIR(CHL)
MDIR"GRAN"(SER)
CDIR/MCRD
DYKE(CHL)
MCRD
DYKE
MCRD
MDIR"GRAN"
R5-04
127.9m
Legend
gt Au
0
5
10
20
metres

FIG. 17

Logan Resources Ltd.

Mt. Redford Project

Drill Hole R5-04

Cross Section

Date: 17/6/2004
Author:
Office: Vancouver
Drawing:
Scale: 1:500
Projection: Non-Earth (meters)

R6-04
40 mE
60 mE
80 mE
100 mE
120 mE
Elev (m)
240 mN
220 mN
200 mN
180 mN
160 mN
140 mN
120 mN
OVBR
VOLC(ALB+)
FLTZ
MDIR(ALB)(EP)
VOLC(ALB+)(CHL)
MDIR(ALB)
DYKE
MDIR(CHL+++)(ALB+)
MDIR(CHL+)
MDIR(CHL+++)
MDIR(ALB+)(BIO+)
MDIR(CLAY)
MDIR(CHL+)
DYKE
MDIR(CHL++)
FLTZ(CLAY+++)
MDIR
PLPD(ALB+++)
MDIR(BIO+)
MDIR(CHL++)(ALB+)
PLPD(BIO+++)
DYKE
PLPD(ALB++)
MDIR(ALB++)
AVOL(ALB++)/MDIR(ALB++)(BIO+)
PLPD(ALB++)
AVOL
R6-04
169.9m
HoleID
Legend
g/t Au
0 - 0.05
0.05 - 0.25
0.25 - 10
FIG. 18
Logan Resources Ltd.
Mt. Redford Project
Drill Hole R6-04
Cross Section
Date: 17/6/2004
Author:
Office: Vancouver
Drawing:
Scale: 1:500
Projection: Non-Earth (meters)
0
5
10
20
metres

Mineralized Intervals

Footage (m)	Interval (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
124.75 – 125.66	0.91	0.41	9226.4	12	84.3
130.24 – 132.07	1.83	0.11	>10000	2	4.0
132.07 – 133.29	1.22	0.14	>10000	3	6.9
133.29 – 135.12	1.83	0.10	>10000	2	2.5
135.12 – 136.34	1.22	0.13	>10000	2	3.3
136.34 – 137.25	0.91	0.36	>10000	2	4.7
137.25 – 138.25	1.00	0.24	>10000	1	2.9
151.50 – 152.50	1.00	0.34	1541.9	<1	0.3
152.50 – 153.68	1.18	0.22	1973.1	<1	0.4
153.68 – 155.00	1.32	0.81	1225.3	<1	0.1
155.00 – 156.50	1.50	0.41	1745.4	<1	0.2
156.50 – 158.00	1.50	0.25	2244	<1	0.2
158.00 – 159.50	1.50	0.15	183.6	<1	<0.1

SAMPLE METHOD AND APPROACH

In 1996 and 1997 Consolidated Logan Mines Ltd. undertook two phases of soil geochemical surveys over an area of about 6 square kilometres on the Seamus grid.  In total 1109 samples were collected on 50 meter stations along lines 200 meters apart from the B horizon at a depth of 10-30 cm using an auger or mattock (Chow, 1998).

In 1995 and 1996 Consolidated Logan Mines Ltd. undertook two phases of rock sampling on the Seamus Zone.  In total 26 rock grab samples were collected in 1995 and 150 rock chip samples in 1996 (Chow, 1998).  The sampling was designed to give a preliminary estimate of the gold potential of the Seamus zone and surrounding area.

56 character and chip samples were collected during the prospecting program in May, 2004.  The character samples were collected of the observed best minerlization in the outcrop and the chip samples were taken by marking a straight line on the outcrop and chipping equal sized pieces of rock from it.

605 core samples were collected from mineralized and barren drill core from the six drill holes from the Seamus Zone.   The drill core was marked into 1.5 meter samples if it was observed not to be mineralized and 1.0 meter intervals if it was mineralized.  Sample intervals were stopped if the interval crossed a lithological contact or a change in hydrothermal alteration.

SAMPLE PREPARATION AND SECURITY

All of the rock and soil samples taken in 1995, 1996 and 1997 by Consolidated Logan Mines Ltd. on the Seamus showing were done by their personal and shipped to Acme Analytical Laboratories in Vancouver.   A 32 element ultratrace ICP and wet geochemical gold analysis was conducted on the samples.

497 drill core samples from the drilling of the Seamus zone were assayed for 34 elements plus Te by ICP-MS and gold by fire assay by Acme Analytical Laboratories Ltd. of Vancouver.  0.50 gm of sample was leached with 3 ml of 2-2-2 HCl – HNO3 – H2O at 95oC  for one hour than diluted to 10 ml and than the solution was analyzed by ICP-MS.  Gold was assayed by 30 gm fire assay followed by an ICP finish.  A blank and a high or low gold standard was inserted every 25 sample.   22 blanks were used and 13 low gold standards were used and 9 high gold standards were used.

52 drill core samples were assayed by Als Chemex Ltd. to verify the gold, arsenic, bismuth and tellurium results obtained by Acme Analytical Laboratories Ltd. using the following method for elevated Te samples.  The gold was determined by fire assay using a 30 gram split, and the As, Bi and Te by  having a 0.25 gram split digested with perchloric, nitric, and hydrofluoric acids to near dryness, than it was digested with a small amount of hydrochloric acid.  The solution is made up to a final volume of 12.5 ml with 11% hydrochloric acid, homogenized and analyzed by ICP.

61 drill core samples were assayed by Als Chemex to obtain Au, As, Cu, Bi, Sb and Te.  The gold was determined by fire assay using a 30 gram split, and a 0.25 gram split was digested with perchloric, nitric, and hydrofluoric acids to near dryness, than it was digested with a small amount of hydrochloric acid.  The solution is made up to a final volume of 12.5 ml with 11% hydrochloric acid, homogenized and analyzed by ICP.

Rock samples and chip samples collected in May, 2004 were assayed by Acme Analytical Laboratories Ltd using the following methods.

Eleven sulphide and oxide rich samples were assayed by digesting 1.000 grams in aqua regia in 100 ml of solution and the solution was analyzed by ICP-ES.  Gold was assayed using a one assay ton split by fire assay.  Six of these samples were assayed for Pt and Pd using 30 gram fusion and finished by ICP.

One sample was assayed for 34 elements plus Te by using a 0.50 gram split leached with 3 ml of 2-2-2 HCl – HNO3 – H2O at 95oC for one hour, than diluted to 10 ml and analysed by ICP-MS.  Gold was assayed by fire assay.

22 samples were assayed for 30 elements using a 0.50 gram split leached with 3 ml of 2-2-2 HCl – HNO3 – H2O at 95oC for one hour, than diluted to 10 ml and analysed by ICP – ES.  Gold, platinum and palladium were assayed using a 30 gram split by fire assay and finished by ICP-ES.

23 samples were assayed for 30 elements using a 0.50 gram split leached with 3 ml of 2-2-2 HCl – HNO3 – H2O at 95oC for one hour, than diluted to 10 ml and analysed by ICP – ES.  Gold was assayed using a 30 gram split by fire assay and finished by ICP-ES.

One soil sample was assayed by Acme Analytical Laboratories Ltd. for 30 elements using a 0.50 gram split leached with 3 ml of 2-2-2 HCl – HNO3 – H2O at 95oC for one hour, than diluted to 10 ml and analysed by ICP – ES.  Gold was assayed using a 30 gram split by fire assay and finished by ICP-ES.

The drill core was stored in a secure environment before the core was sawn and split and the split was bagged immediately and placed in plastic bags and tied.  Core sample bags were delivered to the assay lab by the core splitter or by the author.  Rock and chip samples were kept in a secure environment in tied plastic bags and delivered to the assay lab by the author.

DATA VERIFICATION

Blanks and high and low gold standards were inserted every 25 sample of the drill core samples from the drilling on the Seamus zone.  These samples assayed with reasonable precision and accuracy to the published values.  52 samples were re-assayed by Als Chemex using their propriety method for assaying samples with elevated Te contents.  The re-assay by Als Chemex resulted in slightly higher gold assays verses the results by Acme (Figure 19).

The Acme repeats of the assays for the rock and chip samples were in good agreement with each other.

The author has no reason to doubt the veracity of the sample results obtained by prior surveys on the Redford property.

ADJACENT PROPERITIES

Several mineral occurrences are located east of the Redford property.  These showing are the Lucky, Pride of the West, Ridge Zone, Toq Zone and Toquart Bay Pyrite Zone.

The Lucky quartz vein, located 6 km east of the Redford property, is hosted in Karmutsen basalt and quartz-feldspar porphyry dykes (Tertiary?).  The quartz vein contains a small amount of dolomite and the wall rock is bleached and carbonate altered with minor pyrite and sericite in a narrow envelope.  The vein strikes north and dips 90-70 east.  Its thickness pinches and swells in the range of a few cm to one m and averages 20-40 cm in true thickness.  The vein shows flexures in strike and dip and has a few splays which diverge oblique to NNE into the hanging wall (Walker, 1997).  It has reported surface grades ranging form 0.01 to 9.96 oz Au/ton.  Along a surface exposure of 15 meters length and true thickness of 20.2 m the vein grades 1.18 oz Au/ton, 0.23 oz Ag/ton, 340 ppm Cu, 244 ppm Pb, and 19 ppm Zn.  Grades on surface over a 50.0 m length averaged 1.04 oz/ton Au over 32 cm thickness.  The vein averages 20-40 cm true thickness and has been drilled over a strike length of 85 m and depth of 60 m.  Surface drilling from 6 to 60 m below the main adit gave intersections that ranged from nil to 1.616 oz/ton over 1.46 m core length, consistent with surface and adit sampling (Walker, 1997).  The altered wall

Acme Au (g/t) vs Als Chemex Au (g/t)
Als Chemex Au (g/t)
Acme Au (g/t)
0.3
0.25
0.2
0.15
0.1
0.05
0
0
0.05
0.1
0.15
0.2
0.25
Series1

rock does not contain significant gold except when veinlets of quartz are locally present.  The vein has had extensive underground development which confirmed the surfaces grades,  the sulphide poor nature of the quartz vein and an association with only weakly anomalous copper and lead without enrichment in other path-finders.  The lack of trace elements and low sulphide content and limited thickness of the vein makes it a poor geochemical or geophysical target.

The Pride of the West vein is located 5 km southeast of the Redford property on the northeast shore of Toquart Bay.  The quartz vein cuts diorite and strikes and dips 096o and 80-90o and varies from 0.3 – 0.9 m in thickness.  The vein contains large amounts of pyrite and some heavy copper staining (malachite).  Grab samples grades are reported up to 0.03 oz/ton Au and 9.6 oz/t Ag (Whittles, Kinnard and Loring, 1976).

The Ridge Zone prospect is located 5 km east of the Redford property and 1.8 km southwest of the Lucky Vein.  The Ridge Zone is a 150 m wide shear zone which has been hydrothermally altered and weakly mineralized in Karmutsen basalts.  The zone has been traced for 900 m and strikes 110o.  Alteration within the shear zone include quartz, pyrite, hematite and jasper.  Pyrite ranges from a few percent to localized enrichment up to 15-20%.  Quartz veins are millimetres to a few centimetres thick, parallel the zone and dip 85o.  Quartz feldspar porphyry dikes up to 12 m thick are conformable within the shear.  Quartz veins within the zone from surface samples have reported gold values ranging from 690 to 1820 ppb, Ag up to 18.7 ppm and Hg up to 17625 ppb (Walker, 1997).  Samples from drill core showed weakly to moderately anomalous gold and silver, and some strongly anomalous copper (1000 – 5985 ppm) occurring as chalcopyrite (Wilson et al., 1989).

The Toq Zone is located 6.0 km north-northeast of the Redford property and overlies basalts of the Karmutsen Formation, diorite, feldspar porphyry, dyke breccia and white siliceous unit.  It comprises a broad zone of pyretic mineralization, occurring as disseminated fine grains in altered feldspar porphyry and in a breccia dyke unit.   The zone is marked by intensely altered, silicified and pyritized rocks.  Pyritization occurs in network stringers, veins and disseminations associated with zones of intense alteration, including silica, sericite, pyrophyllite and clay with weaker gypsum-anhydrite, hematite and magnetite and disseminated rutile.  Marginal to the pyritic mineralization, rocks are characterized by epidote, calcite, chlorite, quartz and magnetite.  The feldspar intrusive and basaltic wall rocks are extensively brecciated and cut by pyritic rock flour-rich breccia dykes up to several meters thick which are viewed as parts of a larger system of diatreme-like hydrothermal breccias with marginal magnetite-hematite-jasper and potassium feldspar alteration in other-wise propylitic altered rock.  Within the zone grab samples have returned up to 10% Cu, 20% Zn, 802 ppb Au and 0.23 oz/t Ag (Chow, 1998).

The Toquart Bay Pyrite Zone is located 6 km southeast of the Redford property and is exposed along new logging roads on the northeast side of Toquart Bay.  It shows similarities to the pyritic rocks of the Toq Zone.  This showing lies adjacent to the north side of a Tertiary granite and the east side of the Pride of the West Adit driven at the turn of the century on a copper and gold-bearing quartz vein (Chow, 1998).

MINERAL PROCESSING AND METALLURGICAL TESTING

No metallurgical testing has been conducted on the property.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATING

No reserve estimates have been done for any mineralized zones on the property.

OTHER RELEVANT DATA AND INFORMATION

All relevant data has been reported.  The Ucluelet area is heavily reliant on tourism.  Any potential mineral development in the area will be closely monitored and regulated to ensure surface and groundwater quality standards will be maintained.

INTERPRETATION AND CONCLUSIONS

Four types of mineralization occur on the Redford property which are related to different mineralizing events.

Copper – cobalt – gold – magnetite mineralization at the Tony showing has a coincident airborne magnetic anomaly with economic copper – cobalt – gold mineralization.  The magnetic anomaly is a similar size and intensity as that over the Brynnor Mine.

Sub-economic copper – platinum – palladium mineralization in the Karmutsen volcanics occurs over a large area of 3 kilometers by 1 kilometers.

Sub-economic gold mineralization was intercepted by the drilling of the Seamus Zone,  better mineralization was found with arsenopyrite – quartz veins in the vicinity and on strike to the zone which was drilled.   This style of mineralization is similar to that of the Shotgun deposit in Alaska.

Sub-economic gold mineralization was found in numerous shear zones in the southwestern part of the Redford property.

RECOMMENDATIONS

Additional diamond drilling is recommended to test along strike of the Seamus Zone where the albite arsenopyrite mineralization has quartz veins.  This mineralization may be structurally controlled by syn-mineralizaton faults and shears.  Areas with a stockwork of arsenopyrite – quartz veinlets will be suitable targets.

Trenching, detailed magnetometer and IP surveys should be completed in the vicinity of the copper – cobalt – gold Tony showing.  This showing is covered by a magnetite anomaly with similar size and intensity as that over the Brynnor Mine.  If suitable targets are found, diamond drilling is recommended.

Recommended programs:

Diamond drilling of the Seamus Zone.

1600 meters @ $60.00 / meter (all inclusive)

$96,000.00

Assaying  600 samples @ $30.00/sample

$18,000.00

Room and Board (staff and drill crew)

$  5,000.00

Core logging  14 days at $500.00/day

$  7,000.00

Geologist – supervision

$10,000.00

Sub-total

$140,000.00

Trenching, IP, Magnetometer surveys of the Tony showing and vicinity

Trenching

$50,000.00

IP

$40,000.00

Magnetometer

$  4,000.00

Assaying

300 samples @ $30.00/sample

$  9,000.00

Room and Board (staff and crew)

$  6,000.00 Geologist and Assistant

$600.00/day for 30 days

$18,000.00

Sub-total

$125,000.00

Optional drill program on Tony showing – depending upon results

Complete drill program and all expenses

$100,000.00

Contingency

$37,000.00

Total

$400,000.00

References

Casselman, M.J., 2003.  Redford Property, Logan Resources Ltd., Draw 7, 8 and 9, Maggie 1, Jaya, Alberni Mining Division, Vancouver Island, British Columbia, Unpublished Report.

Chow, R., 1996.  Geological, Geochemical and Prospecting report on the Lucky Property, BCMEMPR Assessment Report.

Chow, R., 1998.  Geochemical Report on the Lucky Property

Dynes, B., 1986.  Assessment Report Owl Project, Alberni Mining Division, British Columbia, 27 pages

Eastwood. G.E.P., 1968.  Geology of the Kennedy Lake area.  B.C. Dept. of Mines and Petroleum Resources, Bulletin No. 55.

Effingham River, B.C. Aeromagnetic Total Field Map – 1987; Airborne Magnetic Data, 92F/3, 1:50,000; Geophysics Division, Geological Survey of British Columbia.

Henneberry, R.T., 1987a.  Geology and Geochemistry of the Epic Group, Alberni Mining Division, NTS 92 F/3, 92F/4., 51 pages.

Henneberry, R.T., 1987b.  Geology and Geochemistry of the Owl property, Alberni Mining Division, British Columiba, 47 pages.

Henneberry, R.T., 1987c.  Geochemical Assessment Report on the Empire Claim (2749), Alberni Mining Division, NTS Sheet 092 F/3 west, 20 pages.

Henneberry, R.T., 1988a.  Dom Group, 1987 Exploration Program Assessment Report, Alberni Mining Division, NTS Sheet 92 F/3, 32 pages.

Henneberry, R.T., 1988b.  Pym Group, 1987 Exploration Program Final Report, Alberni Mining Division, NTS Sheet 92 F/3

Hoffman, S.J. and Humphreys, N., 1981.  Geological and Geochemical Assessment of the Mowgli 1-6 claims, West Coast of Vancouver Island, B.C., Alberni Mining District, NTS 92F/3W, 4E, 144 pages.

James, A.R.C, 1968.  Brynnor Mine, Minister of Mines and Petroleum Resources, B.C. Annual Report, 1968, pp 103.

Lincoln, T. N., 1981.  The Redistribution of Copper during Low-Grade Metamorphism of the Karmutsen Volcanics, Vancouver Island, British Columbia.  Economic Geology, 76, pp 2147-2161.

Rombach, C.S.,    .  Genesis and Mineralization of the Shotgun Deposit, Southwestern Alaska.

Sangster, D.F., 1969.  The contact metasomatic magnetite deposits of southwestern B.C., Geological Survey of Canada Bulletin 172, pp 68-70.

Sheldrake, R.F., 1996.  Interpretation and Techincal Report for Consolidated Logan Mines Ltd., High Resolution Helicopter Magnetic Survey over Lucky Property.

Walker, R.R., 1995.  Geological report on the Lucky property.  Private report for Consolidated Logan Mines Ltd.

Walker, R.R., 1995.  Report on diamond drilling 1995 TOQ Grid Drill Program on TOQ 3 Claim, private report for Consolidated Logan Mines Ltd.

Walker, R.R., 1997.  Summary report and 1997 recommended exploration program on the Lucky property; private report for Consolidated Logan Mines Ltd.

CERTIFICATE

I, David Julian Bridge, MASc, P.Geo, a Professional Geoscientist with residence at 503 – 711 5th Avenue, New Westminster, BC, V3M 1X6, hereby certify that:

1.

I am a member in good standing with the Association of Professional Engineers and Geoscientists of British Columbia since year 2000.

2.

I am a graduate of the University of British Columbia, Vancouver, in 1990 with a Batchelor of Applied Science in geological engineering and a Masters of Applied Science in geological engineering in 1994.

3.

I have been involved in mineral exploration since 1994 on porphyry copper – gold, epithermal gold and ultramafic hosted nickel- copper – platinum – palladium projects.

4.

I have practised my profession for ten years.

5.

I am a qualified person as set out in N.P. 43-101

6.

This report dated June 21, 2004 is based upon the references listed and on my observations.

7.

I am not aware of any material fact or material change with respect to the subject matter of this report or omission to disclose which would make this report misleading.

8.

I have no interest in Logan Resources Ltd.

Dated at Vancouver, British Columbia this 21th day of  June, 2004

David J. Bridge,  MASc, P.Geo

APPENDIX 1

DRILL LOGS

HOLE R1-04   PAGE 1

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
0.00	4.58	Casing	No casing left in hole
4.58	5.80	Horn-blende Mega-crystic Diorite	Hornblende Megacrystic Diorite -extensively weathered with oxidezed fractures and chlorite altered hornblende -pale green colored with rusty red patches -weakly blocky core
5.80	13.92	Horn-blende Mega-crystic Diorite

Hornblende Megacrystic Diorite

-hornblende up to 2cm long

-rare patches of pyrrhotite (2%) in groundmass

-60% hornblende, 35% feldspar, 5% max. patchy epidote

-trace chalcopyrite, disseminated in groundmass

-very competent core

-salt and pepper textured

				117540 117541 117542 117543 117544 117545	5.80 7.00 8.50 10.00 11.50 12.50	7.00 8.50 10.00 11.50 12.50 13.92	1.20 1.50 1.50 1.50 1.59 1.42	<0.01 <0.01 <0.01<0.01<0.01<0.01	93.5 36.1 12.1 26.1 24.2 11.1	<1 <1 <1 <1 <1 <1	0.4 0.4 0.4 0.3 0.5 0.6
13.92	14.42	Dyke	Dyke -dark green mottled pistachio green colored -5 to locally 10% pervasive epidote alteration -5% pyrite on fractures -local blebs of pyrrhotite, up to 1% -fairly blocky core	117546	13.92	14.42	0.50	<0.01	38.8	<1	0.1
14.42	17.20	Horn-blende Mega-crystic Diorite

Hornblende Megacrystic Diorite

-pervasive chlorite and epidote alteration especially from 14.75 to 15.70m

-up to 5% coarse grained pyrrhotite, trace amounts chalcopyrite, especially with patchy chlorite and epidote alteration

-salt and pepper textured but with dark and pistachio green colored chlorite and epidote sections

-hornblende 50%, feldspar 40%, epidote 5% and sulphides 5%

-fairly competent core

				117547 117548 117549 117550	14.42 16.00 Blank CdnGS10	16.00 17.20	1.56 1.20	<0.01 <0.01 <0.01 0.81	27.6 29.6 4.7 7.2	<1 <1 <1 <1	0.2 0.3 <0.1 0.3
17.20	19.89	Horn-blende Mega-crystic Diorite (CHL++)	Hornblende Megacrystic Diorite (CHL++) -intensively chlorite altered with up to 5% coarse grained pyrite -1% pervasive albitic alteration with trace amounts of arsenopyrite	117551 117552 117553	17.20 18.00 19.00	18.00 19.00 19.89	0.80 1.00 0.89	0.01 0.07 0.03	1179.6 5037.9 2456.4	<1 <1 <1	0.6 1.1 1.1

HOLE R1-04   PAGE 2

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
		Horn-blende Mega-crystic Diorite (CHL++) Continued	-dark green colored -fairly blocky core with minor oxidation of fractures -70% chlorite altered mafic minerals and 30% feldspar
19.89	22.92	Horn-blende Mega-crystic Diorite

Hornblende Megacrystic Diorite

-locally fresh sections and altered sections have epidote alteration especially around quartz vein masses

-2% disseminated pyrite

-at 21.96m, fault zone oriented at 40 deg. to CA

-80% hornblende and 20% feldspar

-fairly competent core with local blocky sections around fault zone

-dark purplish black colored

-towards lower contact fresher “look”

				117554 117555	19.89 21.50	21.50 22.92	1.61 1.42	0.01 <0.01	235.4 46.4	<1 <1	0.4 0.2
22.92	30.50	Dyke

Dyke

-pale grey colored

-5% plagioclase phenocrysts but, this is not the mineralized plagioclase porphyritic dyke

-chill margins observed

-upper contact oriented at 40 deg. to CA

-lower contact oriented at 30 deg. to CA

30.50	36.05	Horn-blende Mega-crystic Diorite	Hornblende Megacrystic Diorite -minor weak chlorite alteration (5%) around quartz and carbonates veins -rare epidote and quartz veins, weak envelopes of epidote alteration noted -trace disseminated pyrite -from 35.40 to 35.63m, sericite altered envelopes around quartz and carbonates shear veins, oriented at 60 deg. to CA -80% hornblende and 20% feldspar -from 33.38 to 33.55m, medium grained diorite dyke -fairly competent core	117556	35.00	36.05	1.05	<0.01	32.6	<1	0.2

HOLE R1-04   PAGE 3

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
		Horn-blende Mega-crystic Diorite Continued	-dark purplish black colored
36.05	38.96	Dyke

Dyke

-dark grey purplish colored

-10% chlorite spots

-calcite stringers in a random stockwork, up to 4mm thick

-no mineralization seen

-top contact is a fault

-lower contact is healed, oriented at 60 deg. to CA

38.96	49.26	Horn-blende Mega-crystic Diorite

Hornblende Megacrystic Diorite

-mostly fresh with minor interevals of pervasive chlorite alteration around epidote veins

-from 46.65 to 47.35m, pervasive chlorite altered unit with up to 2% coarse grained arsenopyrite

-80% hornblende and 20% feldspar

-at 43.96m arsenopyrite and feldspar vein oriented at 50 deg. to CA

-dark purplish black mottled dark green colored

-fairly competent core

-0.5% calcite veins stockwork

				117557 117558 117559 117560 117561 117562 117563 117564	38.96 40.50 42.00 43.46 44.46 45.46 46.62 47.36	40.50 42.00 43.46 44.46 45.46 46.62 47.36 49.26	1.54 1.50 1.46 1.00 1.00 1.16 0.74 1.90	<0.01 <0.01 0.01 <0.01 0.01 <0.01 0.03 <0.01	22.4 51.3 399.3 1050.5 357.1 820.7 5668.5 300.2	<1 <1 <1 <1 <1 <1 <1 <1	0.1 0.2 0.3 0.3 0.1 0.1 0.4 0.1
49.26	55.00	Fine Grained Diorite	Fine Grained Diorite -very fresh looking rock -at 53.73m, carbonates and quartz vein, 1.5cm thick, oriented at 80 deg. to CA, both sides have sericite altered envelopes -from52.91 to 53.46m, medium grained diorite dyke with 5% sericite alteration, with also trace disseminated pyrite -fine grained salt and pepper textured -very competent core -70% hornblende and 30% feldspar	117565	52.61	53.50	0.89	0.01	554.7	<1	0.1

HOLE R1-04   PAGE 4

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
55.00	56.59	Medium Grained Diorite	Medium Grained Diorite -increase of sericite alteration downwards lower contact, change to albite alteration closer to lower contact witch is a shear zone -this shear zone is mineralized with pyrite and oriented at 40 deg. to CA -0.5% disseminated pyrite -calcite shear veins oriented at 50 deg. to CA (0.5%) -60% feldspar and 40% hornblende -very competent core -light grey to translucent grey colored	117566	55.00	56.59	1.59	0.01	35.6	<1	0.1
56.59	67.61	Horn-blende Mega-crystic Diorite

Hornblende Megacrystic Diorite

-fresh looking rock with a weak overprint of epidote alteration

-2% epidote alteration of feldspar, probably plagioclase

-rare feldspar veins, 1-2mm thick, oriented at 70 deg. to CA, witch have trace to 5% fine grained arsenopyrite

-purplish brown mottled medium grey colored

-60% hornblende and 40% feldspar

-very competent core

				117567117568117569 117570117571117572117573	56.59 58.00 59.50 61.00 62.50 64.00 65.50	58.00 59.50 61.00 62.50 64.00 65.50 67.61	1.41 1.50 1.50 1.50 1.50 1.50 2.11	0.01 <0.01 0.01 0.01 0.03 0.01 <0.01	20.6 502.7 1170.6 629.2 80.7 24.2 16.4	<1 <1 <1 <1 <1 <1 <1	0.2 0.3 0.2 0.2 0.3 0.1 0.1
67.61	68.46	Medium Grained Diorite

Medium Grained Diorite

-minor pervasive sericite alteration especially around epidote and chlorite veinlets

-light medium grey colored

-moderately competent core

-60% feldspar and 40% hornblende

-no mineralization seen

68.46	79.97	Horn-blende Mega-crystic Diorite	Hornblende Megacrystic Diorite -relatively fresh with rare intervals of pervasive albite veining, oriented at 40 deg. to CA -minor sericite alteration around quartz and carbonates veins, oriented at 60 deg. to CA (noted from 69.23 to 69.50m, from 70.50 to 70.73m and from 73.42 and 73.55m), trace pyrite -very competent core	117574 117575 117576	Blank CdnGS10 69.00	71.00	2.00	<0.01 0.82 0.02	5.7 7.1 590.9	<1 <1 <1	<0.1 0.3 0.1

HOLE R1-04   PAGE 5

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
		Horn-blende Mega-crystic Diorite Continued	-70% hornblende and 30% feldspar -salt and pepper textured
79.97	83.65	Fine Grained Diorite

Fine Grained Diorite

-intervals of sericite alteration around quartz and carbonates veins, up to 6mm thick, variable orientation (noted from 79.97 to 80.35m, from 80.48 and 80.64m, from 80.76 and 81.00m and from 81.68 to81.85m)

-from 82.96 to 83.19m, interval of chlorite and epidote alteration

-sericite altered intervals have up to 2% disseminated pyrite

-otherwise the unit is fresh looking with no sulphides seen

-salt and pepper textured

-very competent core

-60% feldspar and 40% hornblende

				117577 117578	80.00 81.50	81.50 83.20	1.50 1.70	0.06 0.03	1355.1 519.8	<1 <1	0.2 0.1
83.65	98.50	Medium Grained Diorite (SER) (CHL)

Medium Grained Diorite (SER)(CHL)

-medium grained diorite with up to 5% xenoliths of mafic volcanic and fine grained diorite

-intervals of sericite and chlorite alteration with minor albite veining

-these altered intervals occurs

from 86.95 to 87.17m,

from 89.20 to 90.10m,

from 90.38 to 90.59m,

from 91.09 to 91.24m,

from 91.85 to 93.00m,

from 93.60 to 93.90m,

and from 94.68 to 94.90m

				117579 117580 117581 117582 117583 117584 117585	86.88 88.50 90.00 91.50 93.00 94.50 96.00	88.50 90.00 91.50 93.00 94.50 96.00 97.00	1.62 1.50 1.50 1.50 1.50 1.50 1.00	0.07 0.05 0.45 0.13 0.01 0.02 0.01	56.8 49.9 59.7 36.5 21.6 25.4 24.7	<1 <1 <1 <1 <1 <1 <1	0.1 0.1 0.1 0.1 0.1 0.1 0.1

HOLE R1-04   PAGE 6

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
		Medium Grained Diorite (SER) (CHL) Continued	-2% coarse grained chalcopyrite in sericite and albite altered sections -rare pyrite and chlorite veins -fairly competent core -60% feldspar and 40% hornblende -light grey mottled green colored
98.50	99.70	Plagio-clase Porphy-ritic Dyke Not Minera-lized

Plagioclse Porphyritic Dyke Not Mineralized

-30% euhedral plagioclase, 20% chloritized mafic minerals and 50% medium grey colored groundmass

-upper contact oriented at 50 deg. to CA

-lower contact oriented at 40 deg. to CA

-very competent core

99.70	194.29	Medium Grained Diorite

Medium Grained Diorite

-5% xenoliths of fine grained diorite and mafic volcanic, range in size from 2 to 37cm

-fresh looking rock except for chlorite and sericite alteration around quartz and carbonates veins

-trace amounts of disseminated pyrite

-very competent core

-minor patches of epidote alteration

-medium grey mottled black colored

-quartz and carbonates veins, up to 3.5cm thick, oriented at 50-60 deg. to CA

-from 107.30 to 108.06m, 30% sericite alteration, trace of disseminated pyrite (sample 117586)

-at 110.96m, two quartz and carbonates veins with envelopes (5cm wide), of sericite alteration on both sides

-from 114.20 to 114.56m, sericite alteration with 2% pyrite and trace of chalcopyrite in envelopes around quartz and carbonates veins, oriented at 50 deg. to CA

				117586 117587 117588 117589 117590 117591 117592 117593 117594 117595 117596 117597 117598 117599 117600 117601 117602	107.30 110.67 114.00 116.00 137.75 140.00 142.60 157.75 163.80 167.93 174.00 175.00 177.00 Blank CdnGS10 178.50 190.50	108.06 111.26 115.00 117.00 139.10 141.00 143.30 158.75 165.37 169.85 175.50 177.00 178.50 180.00 191.24	0.76 0.59 1.00 1.00 1.35 1.00 0.70 1.00 1.57 1.92 1.50 2.00 1.50 1.50 0.74	0.05 0.01 0.01 0.01 0.08 0.01 0.03 0.02 0.01 0.10 0.02 0.07 0.03 <0.01 0.81 0.08 0.05	30.5 17.4 17.6 11.3 180.0 28.0 32.7 29.7 118.6 79.8 13.8 39.9 18.4 3.5 6.4 8.8 30.1	<1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1	0.1 0.1 0.1 0.1 0.1 <0.1 0.3 0.1 0.1 0.1 <0.1 0.2 0.1 <0.1 0.3 <0.1 <0.1

HOLE R1-04   PAGE 7

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
Medium Grained Diorite Continued

-at 116.35m, shear quartz and carbonates vein, oriented at 50 deg. to CA with sericite and pyrite alteration for 4cm on either sides

-from 125.80 to 129.00m, weakly developed chlorite veins in a random stockwork (1%) without mineralization

-from 137.75 to 138.00m, sericite and pyrite alteration along quartz and carbonates veins, 5% disseminated pyrite, veins oriented at 10 deg. to CA

-from 138.44 to 139.10m, sericite and pyrite alteration along stockwork of quartz and carbonates veins, the major veins are oriented at 60 deg. to CA

-from 140.36 to 140.46m, sericite alteration around shear vein oriented at 75 deg. to CA

-from 142.92 to 143.17m, ductile shear zone, oriented at 40 deg. to CA, minor sericite alteration below the shear zone containing 2% disseminated pyrite

-from 158.06 to 158.37m, sericite and pyrite alteration, 5% disseminated pyrite

-from 163.80 to 165.37m, sericite and pyrite alteration around quartz and carbonates vein, 3cm thick, oriented at 10 deg. to CA

-from 167.93 to 168.18m, sericite and pyrite alteration around shear zone, oriented at 75 deg. to CA, up to 10% coarse grained pyrite

-from 169.00 to 169.85m, sericite and pyrite alteration around extentional quartz and carbonates veins, up to 5cm

HOLE R1-04   PAGE 8

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
Medium Grained Diorite Continued

thick

-at 165.75m, jasper and epidote vein oriented at 20 deg. to CA

-at 168.65m, jasper and epidote vein oriented at 40 deg. to CA

-from 174.00 to 179.50m, blocky and broken core with intervals of sericite alteration around little faults, such as at 176.45 and at 176.90m, these faults are both oriented at 70-80 deg. to CA

@ 182.73 to 184.00m Dyke

-medium grey colored

-0.5% calcite vein stockwork

-rare quartz veins

-no sulphides seen

-lower contact oriented at 30 deg. to CA

@ 186.53 to 186.80m Dyke

-0.5% jasper veins, oriented at 15 deg. to CA

-upper contact oriented at 40 deg. to CA

-lower contact oriented at 80 deg. to CA

-very similar to dyke described above (from 182.73 to 184.00m)

@ 187.35 to 188.38m Dyke

-very similar has the two dykes just described before

-upper contact oriented at 30 deg. to CA

-lower contact oriented at 10 deg. to CA

@ 189.40 to 189.78m Dyke

-0.5% calcite veinlets with slight leaching around them

-no sulphides seen

HOLE R1-04   PAGE 9

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
Medium Grained Diorite Continued

-upper contact oriented at 50 deg. to CA

-lower contact oriented at 40 deg. to CA

-from 190.52 to 191.00m, sericite and pyrite alteration around quartz and carbonates veins, 2% disseminated pyrite observed in this section, veins oriented at 50 deg. to CA

EOH 194.29m

Core stored at David Schusler facilities in Aldergrove

HOLE R2-04   PAGE 1

Acme Assay Results

Als Chemex Assay Results

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
0.00	1.52	Casing	Left in hole
1.52	4.00	Mafic Volcanic

Mafic Volcanic

-fine grained

-generally medium to dark green colored, except at the top (1.52 to 1.88m) very light green colored and grinded

-very local and really weak response to magnet (with some chlorite stringers)

-no reaction to HCl

-<5% of chlorite stringers (<<1mm), randomly oriented

-max 2-3% of calcite stringers (<<1mm)

-1-2% of local rusty brown stringers (<<1mm)

-local chlorite altered mafic minerals clots observed, not more than 3-4% throughout the unit

-trace to nil content of sulphides

-blocky and broken unit

-slip planes with few different orientations such as at 10, 30 and 90 deg. to CA

-probably sharp lower contact but impossible to measure because it is blocky and broken

-mud observed at 3.30m

-from 1.88 to 2.56m medium grained diorite section, fine to medium grained, medium green colored, no reaction to HCl, no response to magnet, 15-20% feldspar (plagioclase), 15-20% weakly sericite altered plagioclase (yellowish bigger crystals colored), 50-60% chlorite altered mafic minerals

				117005 117006	1.52 2.75	2.75 4.00	1.23 1.25	0.06 0.08	525.8 807.8	<1 <1	0.2 0.2
4.00	18.20	Medium Grained Diorite (CHL)

Medium Grained Diorite (CHL)

-various grain size but generally medium to coarse grained

-medium greyish green colored, except from 4.00 to 6.66m rusty light brown colored

-no response to magnet

-no reaction to HCl

-local biotite noted such as at 14.75, 15.90 and at 16.10m

				117007 117008 117009 117010 117011 117012 117013	4.00 5.50 7.00 8.50 10.00 11.50 13.00	5.50 7.00 8.50 10.00 11.50 13.00 14.50	1.50 1.50 1.50 1.50 1.50 1.50 1.50	0.02 0.01 0.01 <0.01 <0.01 0.01 <0.01	235.8 127.8 71.4 49.2 56.3 39.9 271.9	<1 <1 <1 <1 <1 <1 <1	0.1 <0.1 <0.1 <0.1 0.1 0.1 0.1

HOLE R2-04   PAGE 2

Acme Assay Results

Als Chemex Assay Results

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
		Medium Grained Diorite (CHL) Continued

-not very much sulphide content, trace to 1-2% throughout the unit, chalcopyrite observed at 14.15m, mainly arsenopyrite and also some pyrite

-one quartz + chlorite vein (2cm wide) oriented at 20 deg. to CA noted at 10.10m

-blocky and broken unit until 6.66m but generally fairly competent with few fractures and slips until lower contact, blocky and broken again at 17.39m for approx. 10-15 cm

-slips mainly oriented at 50-60 deg. to CA

-fractures mainly oriented between 40 to 60 deg. to CA but also at 80-85 deg. to CA, can be occasionally along calcite stringers plane

-sharp lower contact oriented at 25 deg. to CA (contact between fine and medium grained diorite)

-from 7.16 to 9.20m, coarser grained, 50-55% feldspar, local amphibole laths (probably weakly altered to chlorite), 40-45% of chlorite altered mafic minerals, note the feldspar and the chlorite altered mafic minerals are finer grained than the amphibole (it seems to be the usual setting for the whole hole)

-from 10.67 to 10.78m and from 12.15 to 12.96m, fairly moderate to strong epidote/chlorite altered, also weak epidotic/chloritic alteration noted around 16.60m

-from 14.07 to 14.27m and from 14.98 to 15.71m, mafic

volcanic sections (maybe xenoliths), oriented at 30 deg. to Ca for the first section and at 80-85 deg. for the second section, fine grained, dark green colored, no response to magnet, no reaction to HCl, can distinguish mafic minerals (probably amphibole)

				117014 117015 117016	14.50 16.00 17.50	16.00 17.50 18.20	1.50 1.50 0.70	0.01 <0.01 0.01	597.0 58.1 113.7	<1 <1 <1	0.1 <0.1 0.1
18.20	19.88	Dyke	Dyke -fine grained unit	117017	18.20	19.88	1.68	0.01	201.5	<1	0.1

HOLE R2-04   PAGE 3

Acme Assay Results

Als Chemex Assay Results

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
		Dyke Continued	-light greyish green colored -generally contain 15-20% feldspar (can probably be called feldspar phenocrysts) -non magnetic -no reaction to HCl -sharp grinded lower contact
19.88	46.60	Medium Grained Diorite (EP)(CHL)

Medium Grained Diorite (EP)(CHL)

-various grain size observed, it is a succession of mainly medium and coarse grained small intervals (generally between 5 to 25-30cm long), but towards the lower contact note an increase of fine grained diorite intervals

-more greyish colored than the section described above (4.00 to 19.88m) but still greyish green

-no response to magnet

-no reaction to HCl

-from upper contact to approx. 20.50m, weak to moderate epidote altered, noted biotite and chlorite in very fine stringers, in that section very fine disseminated sulphides (max. 1%) also observed

-weak to moderate epidotic alteration also noted between 37.00 to 42.40m, chlorite stringers are still present

-not more than 2% of fine disseminated sulphides throughout the unit, the sulphides (mainly pyrite) seems to be more presents in the fine and medium grained sections

-where it is more rusty brown colored (between 28.00 and 34.00m) most of the time the pyrite content is higher, locally up to 5-8%

-at 35.98m, pyrrhotite and chalcopyrite noted, seems associated with the amphibole laths

-towards the lower contact, fine disseminated or veinlets of arsenopyrite (2-4%) are observed

-in average the unit contain 40-55% feldspar (mainly plagioclcase) and 45-60% chlorite altered mafic minerals

-amphibole laths noted in the coarser sections (<5%)

				117018 117019 117020 117021 117022 117023 117024 117025 117026 117027 117028 117029 117030 117031 117032 117033 117034 117035 117001 117002	19.88 21.00 22.50 24.00 25.50 27.00 28.50 30.00 31.50 33.00 34.50 36.00 37.50 39.00 40.50 42.00 43.00 44.00 45.00 46.30	21.00 22.50 24.00 25.50 27.00 28.50 30.00 31.50 33.00 34.50 36.00 37.50 39.00 40.50 42.00 43.00 44.00 45.00 46.30 47.37	1.12 1.50 1.50 1.50 1.50 1.50 1.50 1.50 1.50 1.50 1.50 1.50 1.50 1.50 1.50 1.00 1.00 1.00 1.30 1.07	<0.01 <0.01 <0.01 <0.01 <0.01 <0.01 <0.01 0.01 <0.01 <0.01 <0.01 <0.01 <0.01 0.01 0.06 0.08 0.12 0.03 0.05 0.10	130.8 127.4 139.8 585.2 189.8 118.4 41.7 34.0 28.8 124.8 157.0 1450.2 214.5 698.0 5256.9 7691.6 9010.8 8482.0 7666.9 7941.5	<1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1	0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.2 0.1 0.2 0.2 0.1 0.2 0.7 0.5 1.0 2.4 5.3 4.7	0.056 0.088 0.105 0.027	5650 8570 9380 8630	0.28 0.39 0.46 0.09	0.82 0.47 0.92 2.06

HOLE R2-04   PAGE 4

Acme Assay Results

Als Chemex Assay Results

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
		Medium Grained Diorite (EP)(CHL) Continued

-generally fairly competent unit with few fractures and slips but also with few blocky and broken sections

-from 40.22 to 42.40m, very blocky and broken, the rock seem more altered in this section, locally rusty brown colored

-fractures mainly oriented at 30 and 40 deg. to CA, sometimes associated with a rusty brown colored on planes such as between 28.00 and 34.00m

-generally when the rusty brown color is observed on fracture planes, the unit is less competent, it is generally more blocky and broken

-slips mainly oriented at 50 deg. to CA

-lower contact stop at the beginning of a finer grained interval, oriented at 30 deg. to CA

46.60	57.70	Medium Grained Diorite (CHL) (BIO)

Medium Grained Diorite (CHL)(BIO)

-very similar to the unit describe above (19.88 to 46.60m)

-mainly medium grained but with various grain sizes as previous

-grey colored unit, except darker colored from 55.00m to lower contact

-no response to magnet

-no reaction to HCl

-the concentration of the minerals is variable but in average the unit contain, 35-50% feldspar (sometimes sub-automophous plagioclase crystals), 7-10% black amphibole, 45-55% chlorite altered mafic minerals

-local chlorite stringers oriented at 40 deg. to CA

-in the darker colored section, 3-5% biotite is observed

-generally around 3% of disseminated arsenopyrite but, in the darker colored section it can be up to 7-10%, in that section it is also possible to observed the arsenopyrite in small stringers oriented at 70 deg. to CA, in that section 2-3% locally disseminated pyrite is also noted

-very few calcite stringers oriented at 30 deg. to CA, i.e. at 48.36m and at 57.10m

				117036 117037 117038 117039 117040 117041 117042 117043 117044 117045 117046	47.37 48.00 49.00 50.00 51.00 52.00 53.00 54.00 55.00 56.00 57.00	48.00 49.00 50.00 51.00 52.00 53.00 54.00 55.00 56.00 57.00 57.70	0.63 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 0.70	<0.01 <0.01 0.02 0.01 0.04 0.02 0.12 0.05 0.03 <0.01 0.01	803.0 3311.5 >10000 4075.0 >10000 >10000 >10000 9520.7 5749.2 2793.8 349.4	<1 <1 <1 1 <1 <1 <1 <1 <1 <1 <1	0.3 2.1 4.8 1.0 4.5 1.7 8.6 7.8 4.6 0.5 0.4	<0.005 0.027 0.015 0.062 0.024 0.131 0.060 0.030 0.010 0.006	3970 >10000 4390 >10000 >10000 >10000 >10000 6350 3160 355	<0.05 0.22 0.12 1.43 0.31 1.30 0.29 0.22 0.09 <0.05	2.14 3.89 1.00 4.27 1.43 7.39 7.49 4.57 0.50 0.37

HOLE R2-04   PAGE 5

Acme Assay Results

Als Chemex Assay Results

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
		Medium Grained Diorite (CHL) (BIO) Continued

-fairly competent unit with minor fractures and slips

-at 52.12m, very blocky and broken small section (for 10cm only), rusty brown colored -slips mainly oriented at 20 deg. to CA

-fractures mainly oriented at 30-40 deg. to CA

-gradational lower contact into the material of the unit

described below (57.70 to 60.52m)

57.70	60.52	Altered Volcanic (BIO++) (CHL+)

Altered Volcanic (BIO++)(CHL+)

-strong alteration to biotite (hornfels) and chlorite

-very fine grained, almost aphanitic

-local big clots of biotite such as at 58.90m, generally platty shaped

-7-10% min. fluidal apple green chlorite, not real stringers

-very few rusty brown colored slip planes, such as at 58.80m

-2-3% max. arsenopyrite throughout the unit, mostly disseminated but can also be visible in few stringers

-very low content of pyrite, nil to trace

-no reaction to HCl

-no response to magnet

-very light grey to dark grey colored but with a brownish tint (probably due to biotite)

-relatively blocky and broken unit with fractures and slips

-fractures randomly oriented, sometimes associated with calcite stringers

-slips mainly oriented at 20-25 deg. to CA or sub-parallel to CA

-sharp lower contact oriented at 50 deg. to CA

				117047 117048	57.70 59.00	59.00 60.52	1.30 1.52	0.01 0.01	171.6 1882.7	<1 <1	0.2 3.3	0.005 0.012	214 1950	<0.05 0.06	0.19 2.91
60.52	71.65	Plagio-clase Porphy-ritic Dyke

Plagioclase Porphyritic Dyke

-strongl albitic altered, pervasive

-relatively light grey colored

-medium grained, more homogeneous unit than before for grain size

-small fragments of finer grained material locally observed,

				117049 117050 117051 117052 117053 117054	60.52 62.00 63.00 64.00 65.00 66.00	62.00 63.00 64.00 65.00 66.00 67.00	1.48 1.00 1.00 1.00 1.00 1.00	0.02 0.04 0.05 0.07 0.03 0.03	2913.8 >10000 >10000 >10000 8702.2 9619.6	<1 <1 <1 <1 <1 <1	1.0 1.5 1.7 2.3 2.0 4.3	0.016 0.040 0.056 0.069 0.041 0.035	3110 >10000 >10000 >10000 9480 9850	0.07 0.20 0.29 0.43 0.26 0.24	0.96 1.34 1.58 2.14 1.86 3.70

HOLE R2-04   PAGE 6

Acme Assay Results

Als Chemex Assay Results

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
Plagio-clase Porphy-ritic Dyke Continued

i.e. at 54.00m

-no response to magnet

-no reaction to HCl, except very good with calcite stringers, locally only

-really hard to distinguish the minerals composing the groundmass of this unitbut, 20-25% min. of feldspar phenocrysts (plagioclase)

-2-3% max. of disseminated arsenopyrite throughout the unit

-few calcite stringers observed, mainly oriented at 20 and 30 deg. to CA

-relatively competent unit but less competent than medium grained diorite described before, a lot of fractures and slips noted

-fractures and slips randomly oriented

-gradational lower (starting at 69.73m) contact into another altered volcanic section similar to the one just described above (57.70 to 60.52m)

				117055 117056 117057 117058	67.00 68.00 69.00 70.00	68.00 69.00 70.00 71.65	1.00 1.00 1.00 1.65	0.04 <0.01 0.01 0.22	3777.4 1566.5 2215.8 >10000	<1 <1 <1 2	2.7 1.0 1.1 5.9	0.040 0.007 0.011 0.262	3850 1635 2580 >10000	0.17 0.11 0.81 1.90	2.37 0.87 1.12 5.76
71.65	74.49	Altered Volcanic (BIO++) (CHL+)

Altered Volcanic (BIO++)(CHL+)

-very similar to last altered section described above (57.70 to 60.52m)

-strong alteration to biotite (hornfels) and chlorite

-variation in color, can be brownish dark grey (almost black) or very light grey

-very fine grained, almost aphanitic

-sulphide content is generally higher in this unit, 5-7% fine disseminated or veinlets (generally oriented around 50 deg. to CA) of arsenopyrite with very minor pyrite

-few calcite stringers noted, mainly oriented  at 20 deg., 50 deg. to CA or sub-parallel to CA

-fairly competent unit with fractures and slips

-fractures randomly oriented

-slips mainly oriented at 30-40 deg. to CA or sub-parallel to CA

-lower contact oriented at 40 deg. to CA along a slip plane

				117059 117060	71.65 73.00	73.00 74.50	1.35 1.50	0.19 0.05	>10000 7791.7	1 <1	3.1 2.1	0.192 0.054	>10000 7780	1.03 0.29	2.73 1.90

HOLE R2-04   PAGE 7

Acme Assay Results

Als Chemex Assay Results

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
74.49	91.28	Medium Grained Diorite (CHL)

Medium Grained Diorite (CHL)

-medium to coarse grained, fairly homogeneous unit for grain size

-very local fine grained intervals noted such as at 78.90m

-greenish grey colored unit

-no response to magnet

-generally no reaction to HCl, except locally such a at 86.00m

-brown biotite noted around 76.00m

-generally 40-60% of feldspar (plagioclase) and 35-40% chlorite altered mafic minerals

-generally the sulphide content is around 2-3% except locally 5-7% of fine disseminated or stringers of pyrite, the mineralization is sporadic

-very high arsenopyrite content close to the upper contact until approx. 75.00m, 10-12%

-small fragments of finer grained material locally observed

-towards lower contact, the feldspar are still present but not as well “crystallized”, seem to be finer grained but, only locally

-from 91.05 to 91.10m, epidote altered section oriented at 30 deg. to CA

-fairly competent unit with few blocky and broken sections such as from 75.47 to 76.70m and from 77.00 to 77.50m

-from 85.90m more blocky and broken than usual but also with a rusty brown color, 7-10% pyrite disseminated or in stringers of pyrite

-fractures mainly oriented at 70 deg. to CA

-slips mainly oriented between 10 and 20 deg. to CA

-sharp lower contact oriented at 85 deg. to CA

				117003 117061 117062 117063 117064 117065 117066 117067 117068 117069 117070 117071 117072 117073 117074 117075	74.50 75.47 77.00 78.00 79.00 80.00 81.00 82.00 83.00 84.00 85.00 86.00 87.00 88.00 89.00 90.00	75.47 77.00 78.00 79.00 80.00 81.00 82.00 83.00 84.00 85.00 86.00 87.00 88.00 89.00 90.00 91.28	0.97 1.53 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.28	1.13 0.19 0.03 0.02 0.07 0.04 0.10 0.01 0.09 <0.01 0.03 0.05 0.02 0.06 0.03 0.02	>10000 >10000 8152.7 8384.2 5305.6 4595.1 >10000 3667.9 5655.0 295.9 556.3 496.1 303.6 680.4 1249.7 77.7	5 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1	21.6 8.6 4.3 4.8 3.5 1.0 3.4 2.1 1.6 0.4 0.4 0.3 0.3 0.2 0.4 0.1	0.198 0.029 0.020 0.085 0.040 0.140 0.015 0.087 0.047	>10000 8620 8690 6960 4790 >10000 3880 5790 1130	0.70 0.15 0.06 0.23 0.30 0.45 0.08 0.36 0.08	7.74 4.17 4.17 3.62 0.96 3.15 1.93 1.42 0.48
91.28	97.60	Medium Grained Diorite (CHL)	Medium Grained Diorite (CHL) -mainly medium to coarse grained -medium greenish grey colored unit -no response to magnet -very weak and local reaction to HCl	117076 117077 117078 117079	91.28 93.00 94.50 96.00	93.00 94.50 96.00 97.60	1.72 1.50 1.50 1.60	0.05 0.27 0.04 <0.01	66.5 34.8 95.3 115.5	<1 <1 <1 <1	0.2 0.1 0.3 0.1

HOLE R2-04   PAGE 8

Acme Assay Results

Als Chemex Assay Results

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
		Medium Grained Diorite (CHL) Continued

-generally 40-55% feldspar (plagioclase), approx. 5% amphibole, 40-45% chloritized mafic minerals (locally higher, around 60-65%, especially in finer grained sections)

-2-3% pyrite throughout the unit, mainly disseminated

-higher concentration of pyrite towards the lower contact, locally up to 5%

-look almost schistose at 97.05m, general orientation at 20-25 deg. to CA

-from 95.23 to 95.25m, 95.32 to 95.35m and from 95.75 to 95.89m, very fine grained green colored rock, looks mafic volcanic (all oriented at 40 deg. to CA), 5-7% fine disseminated pyrite, probably xenoliths

-very minor calcite stringers (approx. 1mm wide) such as at

94.35m, oriented at 40 and 60 deg. to CA

-fairly competent unit with few fracture and slips

-slips mainly oriented at 10 deg. and 20 deg. to CA or sub-parallel to CA

-fractures mainly oriented at 30, 40 and 90 deg. to CA

-sharp erractic lower contact

97.60	101.48	Mafic Volcanic

Mafic Volcanic

-dark greenish grey colored unit

-fine grained unit

-weak and local reaction to magnet

-no reaction to HCl

-5% min. fine disseminated or stringers of pyrite

-the content of sulphide seems to increase towards the lower contact, up to at least 7%

-can observed relics of mafic minerals, probably amphiboles, 1-2mm in size

-very few calcite stringers, no real preferential orientation

-fairly competent unit with few fractures and slips

-fractures mainly oriented at 40-50 deg. to CA

-slips mainly oriented at 30, 40 and 60 deg. to CA

-gradational lower contact into the altered volcanic described below

				117080 117081 117082	97.60 99.00 100.50	99.00 100.50 101.48	1.40 1.50 1.48	0.02 <0.01 <0.01	1143.0 594.4 859.5	<1 <1 <1	0.6 0.3 0.5	0.016	896	0.08	0.65

HOLE R2-04   PAGE 9

Acme Assay Results

Als Chemex Assay Results

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
101.48	106.22	Altered Volcanic (BIO+) (ALB)

Altered Volcanic (BIO+)(ALB)

-mainly brownish colored, except light yellowish beige between 103.20 to 104.31m

-the unit was probably already altered to biotite as the altered volcanic described before (from 57.70 to 60.52m and from 71.65 to 74.49m) but, between 103.20 and 104.31m relatively strong albitic alteration associated with quartz/carbonates veining is observed, from 103.62 to 104.20m

-<5% calcite stringers (<1mm), mainly oriented sub-parallel to CA or oriented at 10-20 deg. to CA

-fairly competent unit with few fractures and slips

-slips mainly oriented at 30, 40 and 50 deg. to CA

-fractures mainly oriented at 60 deg. to CA

-sharp lower contact oriented at 85 deg. to CA

				117083 117084 117085 117086	101.48 103.00 104.20 105.20	103.00 104.20 105.20 106.22	1.52 1.20 1.00 1.02	0.02 0.02 <0.01 <0.01	1439.6 3500.3 325.4 1513.3	<1 <1 <1 <1	1.6 1.3 0.5 0.7	0.009 0.031 0.005	1040 2970 1350	0.16 0.46 0.05	1.62 1.32 0.64
106.22	127.46	Medium Grained Diorite (CHL)/ Altered Volcanic (BIO+) (ALB)

Medium Grained Diorite (CHL)/                             Altered Volcanic (BIO+)(ALB)

-the diorite (60-65%) is intercalated with altered volcanic (35-40%) sections, the contacts between both units are sharp but randomly oriented

Medium Grained Diorite

-medium greenish green colored

-various grain size but mainly medium grained unit

-generally 60-65% feldspar (plagiolcase) and 35-40% chlorite altered mafic mineral

-very few chlorite stringers

-around 5% pyrite, mainly fine disseminated

-very local good reaction to HCl

-weakly and locally magnetic

Altered Volcanic

-very similar alteration as described between 101.48 and 106.22m, albitic after biotitic alteration

-fine grained

				117087 117088 117089 117004 117090 117091 117092 117093 117094 117095 117096 117097 117098 117099 117100	106.22 108.00 109.00 110.00 111.43 113.00 114.50 116.00 117.50 119.00 120.50 122.00 123.50 125.00 126.50	108.00 109.00 110.00 111.43 113.00 114.50 116.00 117.50 119.00 120.50 122.00 123.50 125.00 126.50 127.46	1.78 1.00 1.00 1.43 1.57 1.50 1.50 1.50 1.50 1.50 1.50 1.50 1.50 1.50 0.96	0.01 0.06 0.06 0.06 0.03 0.01 0.01 0.04 0.08 0.11 0.17 0.03 0.02 0.01 0.02	3347.4 3687.4 1892.5 6351.8 1508.6 232.5 963.1 3022.9 4929.2 7541.8 880.2 703.1 298.0 119.4 96.1	<1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1	1.0 1.4 0.6 0.5 0.4 0.1 0.3 0.7 2.1 3.3 1.1 0.70 0.70 1.0 0.7	0.017 0.067 0.081 0.046 0.008 0.021 0.047 0.110 0.118	2930 3140 1940 1450 207 579 2720 3550 5790	0.48 0.83 0.31 0.20 0.06 0.09 0.23 0.12 0.17	1.05 1.50 0.63 0.53 0.16 0.28 0.68 1.92 3.01

HOLE R2-04   PAGE 10

Acme Assay Results

Als Chemex Assay Results

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
		Medium Grained Diorite (CHL)/ Altered Volcanic (BIO+) (ALB) Continued

-few relics of mafic minerals observed, <5%, probably amphiboles

-mainly brownish and yellowish beige colored, yellowish color associated with albitic alteration and brown color to biotitic alteration

-trace to 1% fine disseminated pyrite

-very local good reaction to HCl

-few quartz with carbonates (probably dolomite because of yellowish color observed), mainly oriented at 30 deg. to CA, generally around 3-4mm wide

-weak response to magnet, especially with black mafic minerals

-very few rusty slip planes observed

-fairly competent section with few fractures and slips

-slips mainly oriented at 60 deg. to CA

-fractures mainly oriented at 80-90 deg. to CA

-sharp lower contact oriented at 85 deg. to CA

127.46	130.24	Dyke

Dyke

-light grey colored

-weak reaction to HCl

-no response to magnet

-very few quartz/dolomite stringers (1-2mm wide), mainly oriented at 20-30 deg. to CA

-7-8% of chlorite altered mafic minerals observed, <1mm in size

-very few rusty brown slips plane noted towards the end of the hole

-nil to trace content of sulphide

-fairly competent unit with fractures and slips

-slips mainly oriented at 10, 20 and 30 deg. to CA

-fractures mainly oriented at 40 deg. to CA

EOH 130.24m

Core stored at David Schusler facilities in Aldergrove

				117101 117102 117103 117104 117105	127.46 129.00 Blank CdnGS12 CdnGS10	129.00 130.24	1.54 1.24	<0.01 <0.01 <0.01 10.12 0.82	44.6 33.2 4.4 1.9 6.1	<1 <1 <1 <1 <1	0.2 0.1 <0.1 0.1 0.3

HOLE R3-04   PAGE 1

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
0.00	3.05	Casing	Left in hole
3.05	19.55	Medium Grained Diorite (CHL) (ALB)

Medium Grained Diorite (CHL)(ALB)

-variably chlorite altered with 6cm long intervals of albitic alteration (2%)

-dark green colored unit

-variably deformed unit with a fabric oriented at 20 deg. to CA

-30% feldspar and 70% chloritized mafic minerals (including 7-8% less altered amphibole laths (hornblende), local only)

-few calcite stringers, ~1mm wide, oriented at 50 deg. to CA

-from 8.80 to 9.20m, fault zone, rubbely core

-traces of disseminated pyrite, local clots such as at 11.90m

-fairly competent unit with few fractures and slips

				117106 117107 117108 117109 117110 117111117112 117113 117114 117115 117116	3.05 4.50 6.00 7.50 9.00 10.50 12.00 13.50 15.00 16.50 18.00	4.50 6.00 7.50 9.00 10.50 12.00 13.50 15.00 16.50 18.00 19.55	1.45 1.50 1.50 1.50 1.50 1.50 1.50 1.50 1.50 1.50 1.55	<0.01 0.01 0.01 0.02 0.02 0.02 0.01 0.02 <0.01 0.02 0.01	86.3 63.4 73.2 152.4 755.5 732.9 756.4 609.8 190.6 659.6 151.3	<1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1	<0.1 <0.1 <0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1
19.55	20.80	Plagio-clase Porphy-ritic Dyke	Plagioclase Porphyritic Dyke -5-10% feldspar phenocrysts -~1% hornblende -nil to trace content sulphide -very minor calcite stringers oriented at 15 and 40 deg. to CA, ≤1mm wide -light greyish green colored -fairly competent unit with few fractures and slips -can not measure upper and lower contacts	117117	19.55	20.80	0.65	0.03	135.9	<1	0.1
20.80	28.69	Medium Grained Diorite (CHL) (ALB)

Medium Grained Diorite (CHL)(ALB)

-variably deformed

-chlorite altered with rare intervals of albitic alteration (22cm long) and also with rare intervals of epidote alteration

-dark green colored

-30% feldspar and 60% chloritized mafic minerals with local intervals containing 10% of amphibole

-fabric oriented at 45 deg. to CA

-rare calcite stingers, ~1mm wide, oriented at 50 and 70 deg. to CA

				117118 117119 117120 117121 117122	20.80 22.00 23.50 25.00 26.50	22.00 23.50 25.00 26.50 28.69	1.20 1.50 1.50 1.50 1.19	0.01 0.01 0.01 0.03 0.01	102.8 72.5 74.1 90.0 218.3	<1 <1 <1 <1 <1	0.1 0.1 0.1 0.1 0.1

HOLE R3-04   PAGE 2

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
		Medium Grained Diorite (CHL) (ALB) Continued	-nil to trace sulphide content -fairly competent unit with few fractures and slips
28.69	41.52	Medium Grained Diorite (CHL) (ALB) (EP)

Medium Grained Diorite (CHL)(ALB)(EP)

-variably chlorite (30-40%) and albite (55-65%) altered with also intervals up to 30cm long of epidote (5%) alteration

-dark green to pistachio green colored with light beige bleached intervals

-40% feldspar and 50-55% chloritized mafic minerals with local hornblende (5-10%)

-few calcite stringers, <<1mm wide, oriented 40-45 deg. to CA

-at 32.80m, shear slip oriented at 10-20 deg. to CA

mineralized with pyrite

-traces of pyrite

-fairly competent unit with few fractures and slips

				117123 117124 117125 117126 117127 117128 117129 117130 117131 117132 117133	28.69 Blank CdnGS12 30.00 31.50 33.00 34.50 36.00 37.50 39.00 40.50	30.00 31.50 33.00 34.50 36.00 37.50 39.00 40.50 41.52	1.31 1.50 1.50 1.50 1.50 1.50 1.50 1.50 1.02	0.01 <0.01 10.45 0.01 0.05 0.02 0.01 0.01 0.01 0.01 <0.01	311.0 8.6 2.1 31.5 100.9 78.7 40.3 117.1 49.5 37.5 35.6	<1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1	0.1 <0.1 0.1 0.1 0.2 0.1 0.1 0.1 0.1 0.1 0.1
41.52	46.70	Medium Grained Diorite (CHL++)

Medium Grained Diorite (CHL++)

-intensively chlorite altered

-40% feldspar and 60% chloritized mafic minerals

-rusty (oxidized) fractures, note increase towards lower contact

-dark green colored

-very few calcite stringers, <<1mm wide, oriented at 40 and 45 deg. to CA

-locally up yo 10% arsenopyrite, such as at 43.30m but generally nil to trace

-mainly competent unit with few fractures and slips with also blocky and broken intervals such as from 45.35 to 46.20m

				117134 117135 117136 117137 117138	41.52 42.50 43.50 44.50 45.50	42.50 43.50 44.50 45.50 46.70	0.98 1.00 1.00 1.00 1.20	<0.01 0.02 0.01 0.01 0.02	149.0 1175.8 1477.3 2009.3 535.8	<1 <1 <1 <1 <1	0.1 0.1 0.1 0.2 0.1

HOLE R3-04   PAGE 3

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
46.70	50.68	Medium Grained Diorite (CHL)(K)

Medium Grained Diorite (CHL)(K)

-pervasively floated with chlorite and potassic alteration

-locally up to 5% coarse grained arsenopyrite

-dark green colored

-very few calcite stringers, ~1mm wide, oriented at 50 and 60 deg. to CA

-50-60% feldspar and 40-50% chloritized mafic minerals and also 2% biotite

-blocky and broken unit

				117139 117140 117141 117142	46.70 47.50 48.50 49.50	47.50 48.50 49.50 50.68	0,80 1.00 1.00 1.18	0.09 0.09 0.01 0.01	6146.3 9971.2 286.8 434.4	<1 <1 <1 <1	0.4 0.6 0.1 0.2
50.68	56.34	Altered Volcanic (Fault Zone) (ALB+) (BIO)

Altered Volcanic (Fault Zone) (ALB+)(BIO)

-variably albite altered with rare biotite altered intervals

-rusty oxidized fractures

-rubbely core

-locally up to 5% pyrite

-fabric oriented at 10-30 deg. to CA

-locally up to 2% arsenopyrite

-gauge fault oriented at 20 deg. to CA (mid point at 54.50m)

-1-2% calcite stringers, oriented at 30-40 deg. to CA, ≤1mm wide

-mottled colored

				117143 117144 117145 117146 117147 117148 117149 117150	50.68 51.50 52.50 53.50 54.50 55.50 Blank CdnGS12	51.50 52.50 53.50 54.50 55.50 56.34	0.82 1.00 1.00 1.00 1.00 0.84	0.10 0.13 0.04 0.02 0.05 0.05 0.01 10.16	7143.3 3457.7 3040.5 2052.2 1576.3 1038.2 12.9 2.0	<1 <1 <1 <1 <1 <1 <1 <1	0.7 0.5 0.4 0.3 0.3 0.3 <0.1 0.1
56.34	60.75	Medium Grained Diorite (CHL++) (ALB)

Medium Grained Diorite (CHL++)(ALB)

-dark green colored

-intensely chlorite altered with rare intervals (up to 8cm long) of albite altered

-50% chloritized mafic minerals and 50% feldspar

-local hornblende, 5-10%, 5mm in size, replace by biotite

-nil to trace sulphide content

-rare calcite stringers, oriented 30 deg. to CA, <1mm wide

-fairly competent unit  with few fractures and slips

				117151 117152 117153	56.34 58.00 59.50	58.00 59.50 60.75	1.66 1.50 1.25	0.02 0.01 0.01	558.1 250.5 395.9	<1 <1 <1	0.2 0.2 0.3

HOLE R3-04   PAGE 4

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
		Mafic Volcanic (CHL++) (ALB) Continued

-local coarse arsenopyrite, up to 5% such as at 61.10 and at 65.70m

-trace to 0.5% disseminated or stringers (oriented at 70 deg. to CA) of arsenopyrite

-40% chloritized mafic minerals and 60% feldspar and with about 2% biotite

-few calcite stringers oriented at 30 deg. to CA, 1-2mm wide

-fault zone between 62.10 and 62.50m

-blocky and broken unit

				117154 117155 117156 117157 117158 117159 117160 117161 117162	60.75 62.00 63.00 64.00 65.00 66.00 67.00 68.00 69.00	62.00 63.00 64.00 65.00 66.00 67.00 68.00 69.00 70.32	1.25 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.32	0.02 0.04 0.02 0.06 0.02 0.18 0.09 0.65 0.06	2467.5 2413.2 566.5 985.0 3822.7 9629.6 7389.8 >10000 8488.4	<1 <1 <1 <1 <1 <1 <1 3 <1	1.6 1.4 0.8 0.5 0.5 3.2 3.7 14.9 3.3
70.32	73.35	Altered Mafic Volcanic (ALB+++)

Altered Mafic Volcanic (ALB+++)

-mottled colored

-variably altered with intervals of albite alteration (60%)

-fine grained unit

-rubbely core

-up to 10% coarse arsenopyrite

-about 5% random calcite stockwork stringers, <1mm wide

-gauge on slips noted, locally only, oriented at 40-60 deg. to CA

				117163 117164 117165	70.32 71.00 72.00	71.00 72.00 73.35	0.68 1.00 1.35	0.19 0.17 0.16	2348.3 7609.1 8300.8	<1 <1 <1	2.3 1.3 2.1
73.35	76.00	Mafic Volcanic (ALB) (CHL)

Mafic Volcanic (ALB)(CHL)

-fine grained

-very similar unit described above from 60.75 and 70.32m

-rare intervals (up to 10cm long) of albite alteration

-dark green colored

-trace amounts of disseminated arsenopyrite

-rare calcite veinlets oriented at 30 deg. to CA, 1-2mm wide

-fairly competent unit with few fractures and slips

				117166 117167	73.35 75.00	75.00 76.00	1.65 1.00	0.05 0.04	2094.5 266.8	<1 <1	0.4 0.2
76.00	79.48	Altered Volcanic (ALB+++)

Altered Volcanic (ALB+++)

-intensely albite altered

-light grey mottled green colored

-intervals up to 5% coarse grained arsenopyrite

-chlorite veinlets with arsenopyrite along them, randomly oriented

-numerous calcite stockwork stringers mainly oriented at 65 deg. to CA

				117168 117169 117170	76.00 77.00 78.00	77.00 78.00 79.48	1.00 1.00 1.48	0.03 0.11 0.01	606.4 4624.6 671.5	<1 <1 <1	0.1 0.3 0.1

HOLE R3-04   PAGE 5

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
		Altered Volcanic (ALB+++) Continued	-fairly competent unit with few fractures and slips
79.48	82.30	Plagio-clase Porphy-ritic Dyke (CHL)

Plagioclase Porphyritic Dyke (CHL)

-upper and lower contacts both oriented at 20 deg. to CA

-pale purplish brown colored

-fine grained unit

-nil to trace disseminated arsenopyrite

-30% chloritized mafic minerals

-fairly competent unit with few fractures and slips

-very rare calcite stringers, <<1mm wide, oriented at 50 deg. to CA

				117171 117172 117173 117174 117175	79.48 80.50 81.50 Blank CdnGS12	80.50 81.50 82.30	0.98 1.00 0.80	0.01 0.08 0.09 <0.01 10.13	763.3 8393.0 >10000 45.0 2.5	<1 <1 <1 <1 <1	0.1 1.3 2.9 0.1 0.1
82.30	87.60	Medium Grained Diorite (ALB++) (CHL)

Medium Grained Diorite (ALB++)(CHL)

-intensely albite altered

-70% feldspar and 30% chloritized mafic minerals

-trace amounts of disseminated arsenopyrite along weak chlorite stockwork veinlets

-fairly competent unit with minor fractures and slips

-medium greyish colored

				117176 117177 117178 117179 117180	82.30 83.50 84.50 85.50 86.50	83.50 84.50 85.50 86.50 87.60	1.00 1.00 1.00 1.00 1.10	0.17 0.12 0.08 0.02 0.02	>10000 7067.9 9953.1 3101.0 1296.1	<1 <1 <1 <1 <1	4.3 1.6 6.9 1.5 0.3
87.60	90.60	Medium Grained Diorite (CHL+) (EP)

Medium Grained Diorite (CHL+)(EP)

-relatively fresh looking with chlorite alteration of groundmass and mafic minerals

-dark green colored, mottled white with patches 30cm long of epidote alteration

-rare pyrite stringers, oriented 50 deg. to CA

-40% feldspar and 50% chloritized mafic minerals and also with 10% hornblende

-fairly competent unit with few fractures and slips

				117181 117182	87.60 89.00	89.00 90.60	1.40 1.60	0.01 0.01	167.5 260.4	<1 <1	0.1 0.1
90.60	94.49	Medium Grained Diorite (ALB++) (CHL)

Medium Grained Diorite (ALB++)(CHL)

-intensely pervasive albite alteration

-70% feldspar and 30% chloritized mafic minerals

-greyish mottled green colored

-at 91.20m, fault zone roughly oriented at 60 deg. to CA

-nil to trace sulphide content

				117183 117184 117185	90.60 92.00 93.50	92.00 93.50 94.49	1.40 1.50 0.99	<0.01 <0.01 <0.01	158.4 359.2 547.1	<1 <1 <1	0.1 0.1 0.1

HOLE R3-04   PAGE 6

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
		Medium Grained Diorite (ALB++) (CHL) Continued	-few calcite stringers oriented at 50 deg. to CA -fairly competent unit with few fractures and slips
94.49	95.90	Medium Grained Diorite (ALB++) (BIO++)	Medium Grained Diorite (ALB++)(BIO++) -intense albite alteration -mafic minerals are altered to biotite -40% biotite and 50% feldspar and also with 10% chloritized mafic minerals -2% coarse grained disseminated pyrite -dark brown mottled grey colored -rare calcite stringers oriented at 30 deg. to CA -fairly competent unit with few fractures and slips	117186	94.49	95.90	1.41	<0.01	280.8	<1	0.2
95.90	99.60	Medium Grained Diorite (ALB++) (CHL)

Medium Grained Diorite (ALB++)(CHL)

-sharp lower contact oriented at 55 deg. to CA

-intense albite alteration

-75% feldspar and 25% chloritized mafic minerals

-minor chlorite stockwork veinlets associated with traces of arsenopyrite

-from 96.85 to 97.10m, more chlorite –rich intervals with 2% coarse grained disseminated arsenopyrite

-grey mottled green colored

-very rare calcite stringers oriented at 55 deg. to CA

-fairly competent unit with few fractures and slips

				117187 117188 117189	95.90 97.00 98.00	97.00 98.00 99.60	1.10 1.00 1.60	0.01 0.01 <0.01	2062.6 840.7 778.3	<1 <1 <1	0.2 0.1 0.1
99.60	100.29	Plagio-clase Porphy-ritic Dyke	Plagioclase Porphyritic Dyke -pale brown colored -20% plagioclase phenocryts -2% coarse grained disseminated arsenopyrite -sharp lower contact oriented at 70 deg. to CA -from 100.12 to 100.29m, dyke, light greyish green colored, 60% plagioclase phenocrysts, 5% chloritized hornblende, 35% groundmass	117190	99.60	100.29	0.69	<0.01	1428.2	<1	0.1

HOLE R3-04   PAGE 7

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
100.29	101.75	Medium Grained Diorite (ALB++) (CHL+)	Medium Grained Diorite (ALB++)(CHL+) -intensely albite altered -30% chloritized mafic minerals and 70% feldspar -with increasing depth, more chlorite stockwork veinlets, increase from nil to 2% -nil to trace sulphide content -grey mottled green colored -fairly competent unit with few fractures and slips	117191	100.29	101.75	1.46	<0.01	270.5	<1	0.1
101.75	106.50	Plagio-clase Porphy-ritic Dyke

Plagioclase Porphyritic Dyke

-variable alteration from albite to intense biotite alteration, up to 40% biotite in altered intervals

-very blocky unit

-trace amounts of pyrite on fractures

-30% plagioclase phenocrysts, euhedral crystals

-light grey to purple brown

-2% calcite veinlets stockwork along fractures

				117192 117193 117194 117195	101.75 103.00 104.50 105.50	103.00 104.50 105.50 106.50	1.25 1.50 1.00 1.00	<0.01 <0.01 <0.01 <0.01	1486.5 324.8 588.5 1099.5	<1 <1 <1 <1	0.6 0.1 0.1 0.1
106.50	111.27	Medium Grained Diorite (BIO+++)(ALB) (CHL+)/ Mafic Volcanic

Medium Grained Diorite (BIO+++)(ALB)(CHL+)/    Mafic Volcanic

-mixed intervals of medium grained diorite and fine grained volcanic, mainly medium grained diorite

-alteration varies from intense albite (10%) to intense chlorite (20%) with some biotite (70%) alteration in between

-traces of pyrite

-traces of coarse grained disseminated arsenopyrite with chlorite veinlets

-very blocky unit

-color varies from purplish brown to grey to dark green

-core breaking along chlorite/calcite stringers, randomly oriented

				117196 117197 117198 117199 117200 117201 117202	106.50 107.00 108.00 Blank CdnGS10 109.00 110.00	107.00 108.00 109.00 110.00 111.27	0.50 1.00 1.00 1.00 1.27	<0.01 <0.01 <0.01 <0.01 0.81 0.01 <0.01	1073.9 1028.3 199.0 5.8 7.6 940.5 331.3	<1 <1 <1 <1 <1 <1 <1	0.1 0.2 0.1 0.1 0.3 0.6 0.3

HOLE R3-04   PAGE 8

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
111.27	116.79	Medium Grained Diorite (CHL++) (ALB) (BIO+) (SER)

Medium Grained Diorite (CHL++)(ALB)(BIO+)(SER)

-intensely chlorite altered with minor albite alteration

-medium grey with darker purple brown sections with development of biotite

-from 114.66 to 115.20m, albite and sericite altered

around carbonates/quartz veinlets oriented at 40 deg. to CA, 2% disseminated pyrite

-60% feldspar and 40% chloritized mafic minerals and also with 5% amphibole

-in the biotite altered sections, the hornblende is also altered to biotite

-from 115.40 to 115.75m, up to 5% jasper (alteration)

-fairly competent unit with few fractures and slips

-up to 5% disseminated pyrite

				117203 117204 117205 117206	111.27 113.00 114.50 115.50	113.00 114.50 115.50 116.79	1.72 1.50 1.00 1.29	<0.01 <0.01 0.05 0.02	323.4 522.6 829.3 3134.1	<1 <1 <1 <1	0.2 0.3 0.3 2.2
116.79	117.85	Altered Volcanic (ALB++)	Altered Volcanic (ALB++) -albite altered -fine grained unit -tan colored -2% disseminated pyrite -1% disseminated chalcopyrite -2% pyrite along fractures -very blocky core -2% calcite stringers oriented at 40 deg. to CA	117207	116.79	117.85	1.06	0.04	>10000	<1	8.3
117.85	124.53	Plagio-clase Porphy-ritic Dyke

Plagioclase Porphyritic Dyke

-light greyish green colored

-2% fine disseminated arsenopyrite

-traces of disseminated pyrite

-30% plagioclase phenocrysts

-2% calcite stringers randomly oriented

-very blocky core

				117208 117209 117210 117211 117212 117213	117.85 119.00 120.00 121.00 122.00 123.00	119.00 120.00 121.00 122.00 123.00 124.53	1.15 1.00 1.00 1.00 1.00 1.53	0.07 0.02 0.02 0.05 0.11 0.12	>10000 8269.3 8002.2 >10000 >10000 >10000	4 1 1 1 1 2	21.6 2.7 1.0 3.0 2.1 3.2

HOLE R3-04   PAGE 9

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
124.53	127.53	Medium Grained Diorite (ALB++)

Medium Grained Diorite (ALB++)

-albite altered

-up to 2% coarse grained arsenopyrite, disseminated or veinlets form

-pale grey mottled green

-80% feldspar and 20% chloritized mafic minerals

-minor amounts of jasper

-relatively blocky and broken

-trace of calcite stringers, randomly oriented

				117214 117215 117216	124.53 125.00 126.00	125.00 126.00 127.53	0.47 1.00 1.53	0.07 0.23 0.05	7368.2 5923.8 3849.4	3 6 1	3.7 15.9 1.8
127.53	133.95	Fine Grained Diorite (BIO+) (CHL+) (ALB)

Fine Grained Diorite (BIO+)(CHL+)(ALB)

-biotite and chlorite altered with an interval of albite alteration from 132.35 to 132.95m, this interval contain 5% disseminated pyrite and 2% disseminated arsenopyrite

-dark purplish grey colored-60% feldspar and 40% chlorite and biotite altered mafic minerals

-fairly competent unit with blocky and broken sections

-nil to trace sulphide content

				117217 117218 117219 117220 117221	127.53 129.00 130.50 132.00 133.00	129.00 130.50 132.00 133.00 133.95	1.47 1.50 1.50 1.00 0.95	<0.01 <0.01 0.01 0.04 0.05	1619.8 82.8 96.5 >10000 6761.6	<1 <1 <1 1 <1	1.4 <0.1 <0.1 2.0 1.9
133.95	135.08	Deformed Volcanic	Deformed Volcanic -moderately deformed volcanic with a fabric oriented at 30 deg. to CA -up to 5% coarse grained arsenopyrite (clots) associated with chlorite -up to 5% jasper alteration -dark green colored -trace amounts of chalcopyrite with jasper alteration -fairly competent unit with few fractures and slips -few calcite stringers oriented at 40 deg. toCA	117222	133.95	135.08	1.13	0.02	9216.3	<1	3.0

HOLE R3-04   PAGE 10

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
135.08	148.90	Medium Grained Diorite/ Fine Grained Diorite (CHL+) (ALB) (BIO)(EP)

Medium Grained Diorite/Fine Grained Diorite (CHL+)(ALB)(BIO)(EP)

-about 80% medium grained diorite with 20% medium grained diorite

-the unit varies to being fresh to chlorite (30%) altered with also intervals of albite alteration witch have up to 2% coarse grained arsenopyrite (from 141.30 to 142.05m)

-70% feldspar and 30% chlorite altered mafic minerals

-intervals of chlorite random stockwork have up to 2% coarse grained arsenopyrite, increase with depth

-fairly competent unit with few blocky sections

-light grey mottled green colored unit

-increasing of biotite alteration with depth, occurs with chlorite stockwork

-trace amounts of pyrite

-very rare calcite stringers

-from 147.20 to 148.05m, patchy jasper and epidote alteration with up to 5% arsenopyrite and 2% pyrite, veinlets or disseminated form

				117223 117224 117225 117226 117227 117228 117229 117230 117231 117232 117233 117234 117235	135.08 Blank CdnGS10 136.50 138.00 139.50 141.00 142.05 143.50 145.00 146.50 147.20 148.05	136.50 138.00 139.50 141.00 142.05 143.50 145.00 146.50 147.20 148.05 148.90	1.42 1.50 1.50 1.50 1.05 1.45 1.50 1.50 0.70 0.85 0.85	0.4 <0.01 0.89 0.02 0.02 0.05 0.07 0.18 0.01 0.01 0.01 0.04 0.01	5298.8 46.4 6.9 8446.5 5061.0 4906.0 5532.3 7291.8 2531.6 965.1 1433.6 9646.8 657.9	<1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1	1.5 0.2 0.3 2.6 0.5 0.4 0.7 0.7 1.3 1.2 1.3 2.6 0.5
148.90	158.09	Mafic Volcanic (BIO++)/ Medium Grained Diorite (ALB++) (CHL)

Mafic Volcanic (BIO++)/                                       Medium Grained Diorite (ALB++)(CHL)

-intervals of intense biotite altered mafic volcanic and intervals of albite altered medium grained diorite

-medium grained diorite contains 70% feldspar and 30% chlorite or biotite altered mafic minerals

-up to 5% disseminated pyrite

-oxidized rubbely section from 150.00 to 151.00m, oxidized fractures on the core pieces

-generally fairly competent unit

-color varies from dark purplish brown to medium grey

-rare calcite stringers

				117236 117237 117238 117239 117240 117241	148.90 150.50 152.00 153.50 155.00 156.50	150.50 152.00 153.50 155.00 156.50 158.09	1.60 1.50 1.50 1.50 1.50 1.59	0.14 0.02 0.03 0.06 0.08 0.07	1322.8 4296.3 3432.4 3885.6 4382.8 2120.6	<1 <1 <1 <1 <1 <1	1.4 1.5 2.5 2.2 0.6 0.9

HOLE R3-04   PAGE 11

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
158.09	159.97	Dyke	Dyke -sharp upper contact oriented at 40 deg. to CA, sharp lower contact oriented at 50 deg. to CA -10% feldspar phenocryst and 5% hornblende phenocrysts -light grey colorede groundmass -trace of calcite stringers oriented at 40 deg. to CA -nil to trace disseminated pyrite -fairly competent unit with few fractures and slips	117242	158.09	159.97	1.88	0.01	28.3	<1	0.8
159.97	172.50	Medium Grained Diorite (CHL++)

Medium Grained Diorite (CHL++)

-variably chlorite altered

-1-2% disseminated arsenopyrite

-1-2% disseminated pyrite

-quartz/galena veinlet at 167.82m, oriented at 20 deg. to CA

-medium grey green colored

-50% feldspar and 50% chloritized mafic minerals with also traces of biotite altered mafic minerals

-rare calcite stringers, randomly oriented

-fairly competent unit with few fractures and slips

				117243 117244 117245 117246 117247 117248 117249 117250 117251 117252 117253 117254 117255 117256	159.97 161.00 162.00 163.00 164.00 165.00 166.00 Blank CdnGS10 167.00 168.00 169.00 170.00 171.00	161.00 162.00 163.00 164.00 165.00 166.00 167.00 168.00 169.00 170.00 171.00 172.50	1.03 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.50	0.03 0.06 0.09 0.13 1.18 0.04 0.01 0.78 0.04 0.06 0.06 1.06 0.74 0.35	351.2 1655.5 1348.2 819.3 967.9 627.1 8.8 7.3 860.7 2124.2 1515.2 8170.5 7128.8 8511.2	<1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1	0.4 0.3 0.4 0.3 0.2 0.1 0.1 0.3 0.1 0.4 0.3 1.6 1.5 0.5
172.50	178.12	Altered Volcanic (BIO) (ALB++)

Altered Volcanic (BIO)(ALB++)

-minor residual biotite alteration being replace by albite alteration

-very blocky rubbely core

-pale purplish brown to light tan grey

-trace amounts of pyrite along random calcite stockwork fractures

-biotite up to 5% (spots)

EOH 178.12m

Core stored at David Schusler facilities in Aldergrove

				117257 117258 117259 117260	172.50 174.00 175.50 177.00	174.00 175.50 177.00 178.12	1.50 1.50 1.50 1.12	0.20 0.10 0.06 0.02	1223.0 418.2 59.4 41.0	<1 <1 <1 <1	0.1 0.1 0.1 <0.1

HOLE R4-04   PAGE 1

Acme Assay Results

Als Chemex Assay Results

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
0.00	2.44	Casing	No casing left in hole
2.44	30.17	Medium Grained Diorite (CHL+) (EP)

Medium Grained Diorite (CHL+)(EP)

-unit varies from fresh to intensely chorite altered around quartz? or feldspar? veins oriented at 50 and at 80 deg. to CA, 2% of disseminated pyrite observed in these veins

-fairly competent unit, except at the top of the hole

-traces of epidote alteration with chlorite

-rare oxidized fractures

-60% feldspar and 40% horblende partly altered to chlorite

-at 9.90m, clay gauge fault

-rare calcite stringers oriented at 45 deg. to CA

-nil to trace sulphide content

-rare xenoliths observed such as at 4.25m

-medium greyish green colored

-from 21.30 to 30.17m, more intense chlorite and epidote alteration with also an increase of disseminated pyrite (<1%), trace chlorite stringers in a random stockwork, core more blocky with patchy oxidized fractures

				117261 117262 117263 117264 117265 117266 117267 117268 117269 117270 117271 117272 117273 117274 117275 117276 117277 117278 117279 117280 117281	2.44 4.00 5.50 7.00 8.50 10.00 11.50 13.00 14.50 16.00 17.50 19.00 20.50 Blank CdnGS12 22.00 23.50 25.00 26.50 28.00 29.00	4.00 5.50 7.00 8.50 10.00 11.50 13.00 14.50 16.00 17.50 19.00 20.50 22.00 23.50 25.00 26.50 28.00 29.00 30.17	1.56 1.50 1.50 1.50 1.50 1.50 1.50 1.50 1.50 1.50 1.50 1.50 1.50 1.50 1.50 1.50 1.50 1.00 1.17	<0.01 <0.01 0.01 <0.01 <0.01 <0.01 <0.01 <0.01 <0.01 0.01 <0.01 0.01 <0.01 0.01 10.44 0.01 0.02 0.02 0.01 <0.01<0.01	84.0 73.4 54.2 85.2 72.7 325.8 395.1 107.1 183.9 208.4 320.1 191.9 45.5 5.2 2.2 281.5 237.2 672.6 141.4 23.0 12.6	<1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1	0.1 0.2 0.1 0.1 0.1 0.1 0.1 0.1 <0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 <0.1 0.1
30.17	35.69	Dyke

Dyke

-light grey colored

-1% hornblende phenocrysts

-2% fine grained leucoxene

-nil sulphide content

-moderately blocky core

-0.5% random stockwork of calcite stringers and fractures

-sharp upper contact oriented at 55 deg. to CA

-sharp lower contact oriented at 45 deg. to CA

				117282 117283 117284 117285	30.17 31.50 33.00 34.50	31.50 33.00 34.50 35.69	1.33 1.50 1.50 1.19	<0.01 0.01 <0.01 <0.01	11.5 7.4 8.9 8.7	<1 <1 <1 <1	0.1 0.1 0.1 0.1
35.69	46.32	Medium Grained Diorite (CHL) (ALB)(EP)

Medium Grained Diorite (CHL)(ALB)(EP)

-weak chlorite alteration of mafic minerals with minor albite alteration and also with minor epidote alteration

-1% chlorite veinlets, oriented at 70 deg. to CA, with minor

				117286 117287 117288 117289	35.69 37.00 38.50 40.00	37.00 38.50 40.00 41.50	1.31 1.50 1.50 1.50	0.01 <0.01 0.01 <0.01	6.1 11.3 109.9 44.5	<1 <1 <1 <1	<0.1 <0.1 0.1 <0.1

HOLE R4-04   PAGE 2

Acme Assay Results

Als Chemex Assay Results

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
		Medium Grained Diorite (CHL) (ALB)(EP) Continued

epidote alteration halos

-intense chlorite and epidote alteration between 39.50 and 40.00m, with 0.5% pyrite

-nil sulphide content

-80% feldspar and 20% chlorite altered mafic minerals

-rare calcite stringers

-fairly competent unit with few fractures and slips

				117290 117291 117292	41.50 43.00 44.50	43.00 44.50 46.32	1.50 1.50 1.82	0.01 <0.01 0.02	18.2 35.7 370.4	<1 <1 <1	<0.1 <0.1 <0.1
46.32	49.00	Altered Volcanic (ALB++)

Altered Volcanic (ALB++)

-moderately intense albite alteration

-fine grained

-2% leucoxene

-0.5% calcite stringers

-trace chlorite stringers

-nil sulphide content

-fairly competent unit with few fractures and slips

				117293 117294	46.32 48.00	48.00 49.00	0.68 1.00	0.01 0.01	34.3 470.2	<1 <1	<0.1 0.1
49.00	51.54	Medium Grained Diorite (ALB+) (CLAY) (CHL)

Medium Grained Diorite (ALB+)(CLAY)(CHL)

-albite altered with a minor overprint of clay alteration

-rare xenoliths observed such as at 49.30m

-fairly competent unit with fractures and slips

-30% chloritized hornblende and 70% feldspar

-trace pyrite in fractures

-trace amounts of disseminated pyrite

-random stockwork of 0.5% calcite stringers

pale greyish green colored

				117295 117296	49.00 50.50	50.50 51.94	1.50 1.44	0.01 0.01	265.2 56.2	<1 <1	<0.1 <0.1
51.54	54.60	Medium Grained Diorite (CLAY+) (CHL)

Medium Grained Diorite (CLAY+)(CHL)

-weak clay alteration around calcite veinlets (1%) in a random stockwork

-30% chloritized mafic minerals, 50% feldspar and 20% quartz (quartz look like a primary phenocryst phase)

-pale grey cream white colored

-nil sulphide content

-very blocky and rubbely unit

				117297 117298	51.54 53.00	53.00 54.60	1.46 1.60	<0.01 <0.01	21.7 36.1	<1 <1	<0.1 <0.1

HOLE R4-04   PAGE 3

Acme Assay Results

Als Chemex Assay Results

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
54.60	56.80	Medium Grained Diorite (CHL+)/ Altered Mafic Volcanic (ALB++)

Medium Grained Diorite (CHL+)/                          Altered Mafic Volcanic (ALB++)

-mixed of 50% chlorite altered medium grained diorite and 50% albite altered mafic volcanic

-bottom contact is deformed oriented at 60 deg. to CA

-moderately blocky unit

-the medium grained diorite contain 30% chloritized mafic minerals and 70% feldspar

-in general, 2% disseminated pyrite and 1% pyrite in veinlets throughout the unit

-altered mafic volcanic spotted black altered which can possibly be graphite especially between 56.00 and 56.45m

-calcite veins at 30-60 deg. to CA, 0.5% of the unit, 1-4mm wide

-color varies from medium green to pale tan

				117299 117300 117301 117302	Blank CdnGS10 54.60 56.00	56.00 56.80	1.40 0.80	<0.01 0.73 <0.01 0.02	3.9 7.1 120.3 360.7	<1 <1 <1 <1	0.1 0.3 <0.1 0.1
56.80	57.89	Medium Grained Diorite (CHL+)	Medium Grained Diorite (CHL+) -chlorite altered -70% feldspar and 30% chloritized mafic minerals -weakly blocky unit -with chlorite, 2% leucoxene -trace pyrite on calcite fractures -medium grey mottled green colored -lower contact oriented at 30 deg. to CA	117303	56.80	57.89	1.09	<0.01	117.9	<1	<0.1
57.89	62.25	Altered Volcanic (ALB+)

Altered Volcanic (ALB+)

-albite altered volcanic with 2% chlorite spots and 2% fine grained leucoxene

-trace amounts coarse grained arsenopyrite, disseminated and on fractures

-calcite veins, 1-2mm thick, oriented at 20-30 and at 60 deg. to CA

-moderately blocky core

-pale tan mottled green

				117304 117305 117306 117307	57.89 59.00 60.00 61.00	59.00 60.00 61.00 62.25	1.11 1.00 1.00 1.25	0.03 0.05 0.02 0.02	30.5 1230.3 283.8 1277.3	<1 <1 <1 <1	<0.1 0.1 0.1 0.1

HOLE R4-04   PAGE 4

Acme Assay Results

Als Chemex Assay Results

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
62.25	64.50	Medium Grained Diorite (CHL+) (EP)

Medium Grained Diorite (CHL+)(EP)

-chlorite and epidote altered

-1% fine leucoxene

-30% chlorite altered mafic minerals, 10% amphibole and 60% feldspar

-trace disseminated pyrite

-trace calcite stringers oriented at 80 deg. to CA

-medium green mottled light grey colored

-weakly blocky core

				117308 117309	62.25 63.50	63.50 64.50	1.25 1.00	0.03 0.02	1034.6 82.9	<1 <1	0.2 0.1
64.50	67.79	Altered Volcanic (ALB+)

Altered Volcanic (ALB+)

-albite altered volcanic with up to 1% random stockwork of pyrite veinlets

-rare oxidized fractures

-2% disseminated fine grained leucoxene

-1% calcite veinlets and stringers oriented at 30 deg. to CA

-pale tan mottled green

-moderately blocky core

				117310 117311 117312	64.50 65.50 66.50	65.50 66.50 67.79	1.00 1.00 1.29	0.12 0.01 0.01	71.5 38.6 38.3	<1 <1 <1	0.1 <0.1 <0.1
67.79	78.17	Medium Grained Diorite

Medium Grained Diorite

-chlorite altered medium grained diorite

@ 67.79 to 69.50m, (CHL++)

-pervasive chlorite alteration

-no sulphide seen

-weakly blocky core

-medium green colored

@ 69.50 to 76.50m, (CHL++)

-chlorite stockwork veinlets

-2-5% chlorite veinlets stockwork randomly oriented with       2% disseminated pyrite and trace of disseminated arsenopyrite,

-70% feldspar, 10% hornblende and  20% chloritized mafic minerals

-white mottled dark green colored

-fairly competent core

				117313 117314 117315 117316 117317 117318 117319 117320 117321 117322	67.79 69.50 70.50 71.50 72.50 73.50 74.50 75.50 76.50 77.50	69.50 70.50 71.50 72.50 73.50 74.50 75.50 76.50 77.50 78.17	1.71 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 0.67	0.02 0.02 0.11 0.08 0.03 0.02 0.02 0.01 0.02 0.10	369.5 1002.1 3364.6 2232.6 941.4 1272.9 1110.7 1161.4 1286.7 5018.8	<1 <1 <1 <1 <1 <1 <1 <1 <1 <1	0.2 0.3 0.9 0.2 0.2 0.2 0.2 0.2 0.3 0.7

HOLE R4-04   PAGE 5

Acme Assay Results

Als Chemex Assay Results

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
		Medium Grained Diorite Continued

@76.50 to 78.17m, (BIO+++)

-biotite altered

-moderately blocky core

-pale purplish brown mottled white

-5% disseminated pyrite

-0.5% disseminated arsenopyrite

-50-70% feldspar and 30-50% biotite altered mafic minerals

-at 69.00m, breccia fault, oriented at 20 deg. to CA, healed fragments

-at 74.90m, chlorite ductile zone oriented at 30 deg. to CA

-oxidized fractures observed mainly in blocky sections

78.17	82.60	Altered Volcanic (ALB+)

Altered Volcanic (ALB+)

-albite altered volcanic

-random stockwork of calcite veinlets (2%)

-moderately blocky core

-from 82.00 to 82.60m, increasing up to 2% fine grained arsenopyrite in a veinlet stockwork

-greyish tan colored

				117323 117324 117325 117326 117327	78.17 80.00 Blank CdnGS10 81.50	80.00 81.50 82.60	1.83 1.50 1.10	0.04 <0.01 0.85 0.02 0.05	765.6 18.2 7.3 1509.2 4381.8	<1 <1 <1 <1 <1	0.2 <0.1 0.3 0.5 0.8
82.60	103.64	Medium Gained Diorite (CHL+)	Medium Gained Diorite (CHL+) -chlorite alteration with 5% disseminated pyrite and from nil to 5% disseminated arsenopyrite -rare arsenopyrite veins (1mm thick), oriented at 45 deg. to CA -fairly competent core with rare oxidized fractures -at 88.50m, fault oriented at 60 deg. to CA -from 93.34 to 94.60m, intensely chlorite altered with a fabric oriented at 30 deg. to CA, trace amounts of chalcopyrite and 5% disseminated fine grained arsenopyrite -pale grey mottled green colored -rare calcite stringers -70% feldspar and 30% chlotite altered mafic minerals	117328 117329 117330 117331 117332 117333 117334 117335 117336 117337 117338 117339 117340 117341 117342 117343	82.60 84.00 85.00 86.00 87.00 88.00 89.00 90.00 91.00 92.00 93.00 94.00 95.00 96.00 97.00 98.00	84.00 85.00 86.00 87.00 88.00 89.00 90.00 91.00 92.00 93.00 94.00 95.00 96.00 97.00 98.00 99.00	1.40 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00	0.02	2649.6	<1	1.3	0.012 0.014 0.031 0.024 0.143 0.056 0.069 0.018 0.011 0.119 0.108 0.116 0.146 0.147 0.057	988 1210 3130 1565 2630 1365 4100 1205 2100 6630 9040 7900 >10000 7020 1325	0.05 <0.05 0.10 0.09 0.30 0.14 0.16 0.10 0.11 0.47 0.36 0.77 0.52 0.38 0.06	3.12 1.95 2.13 1.44 2.02 1.08 4.79 1.38 1.90 4.68 3.25 3.19 6.21 2.89 0.99

HOLE R4-04   PAGE 6

Acme Assay Results

Als Chemex Assay Results

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
		Medium Gained Diorite (CHL+) Continued		117344 117345 117346 117347	99.00 100.00 101.00 102.00	100.00 101.00 102.00 103.64	1.00 1.00 1.00 1.64					0.074 0.207 0.095 0.089	3250 5760 5750 1635	0.13 0.71 0.73 0.14	0.93 1.88 1.12 0.51
103.64	106.26	Volcanic (BIO++) (CHL)

Volcanic (BIO++)(CHL)

-biotite altered (hornfels) partly chlorite altered

-moderately blocky core

-trace amounts of arsenopyrite along fractures oriented at 30-60 deg. to CA

-nil to 2% disseminated coarse grained pyrite

-pale purplish brown to light greyish green colored

				117348 117349 117350 117351	103.64 Blank CdnGS10 105.00	105.00 106.26	1.36 1.26					0.067 <0.005 0.744 0.147	1800 17.2 8.1 6740	0.31 0.05 0.08 1.53	1.54 0.08 0.30 1.43
106.26	107.34	Plagio-clase Porphy-ritic Dyke	Plagioclase Porphyritic Dyke -40% plagioclase phenocrysts in a light tan grey colored groundmass -5% fine grained disseminated arsenopyrite -1% arsenopyrite/pyrite veinlets -possibly albite altered? -moderately blocky core -both contacts estimated at 70 deg. to CA	117352	106.26	107.34	1.08					0.106	3770	1.00	0.64
107.34	109.26	Volcanic (BIO++) (CHL)

Volcanic (BIO++)(CHL)

-very similar to the volcanic described above (103.64 to 106.26m), hornfels

-fine grained with patchy chlorite alteration

-20cm from lower contact is albite altered

-no pyrite seen in unit

-moderately blocky core

-rare calcite stringers

-purplish brown with patches of pale green

				117353 117354	107.34 108.25	108.25 109.26	0.91 1.01					0.027 0.082	855 2040	0.24 0.57	0.21 0.65
109.26	111.60	Plagio-clase Porphy-ritic Dyke (ALB++)	Plagioclase Porphyritic Dyke (ALB++) -albite altered ductily deformed plagioclase porphyritic dyke -flow banding? syn-intrusion deformation? -10% disseminated arsenopyrite spots	117355 117356	109.26 110.40	110.40 111.60	1.14 1.20					0.286 0.189	7740 5720	2.00 1.29	1.32 1.93

HOLE R4-04   PAGE 7

Acme Assay Results

Als Chemex Assay Results

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
		Plagio-clase Porphy-ritic Dyke (ALB++) Continued	-pale yellowish bands oriented at 50 deg. to CA -10% euhedral plagioclase phenocrysts -light tan colored with pale yellowish bands -moderately blocky core -fractures oriented at 30-60 deg. to CA
111.60	116.70	Altered Volcanic (ALB+)

Altered Volcanic (ALB+)

-from 111.60 to 113.20m, patchy remaining hornfels

-fine grained with 2% fine grained leucoxene

-trace amounts of pyrite and arsenopyrite in mineralized fractures

-very blocky core with clay gauge fault from 114.80 to 115.00m

-pale grey tan colored

-pale purplish brown in hornfels sections

				117357 117358 117359 117360 117361	111.60 113.00 114.00 115.00 115.85	113.00 114.00 115.00 115.85 116.70	1.40 1.00 1.00 0.85 0.85					0.054 0.080 0.140 0.102 0.204	1095 1625 1495 132.5 69.6	0.42 0.52 0.55 0.18 0.25	0.23 0.17 0.63 0.75 0.79
116.70	120.80	Volcanic (CHL)

Volcanic (CHL)

-30% of chlorite spots, associated with 2% leucoxene and trace amounts of pyrite

-0.5% calcite stringers randomly oriented

-nil to trace disseminated arsenopyrite

-pale grey mottled grey green

-moderately blocky core

				117362 117363 117364	116.70 118.00 119.50	118.00 119.50 120.80	1.30 1.50 1.30					0.027 0.010 0.030	220 158.0 764	0.12 0.07 0.24	0.23 0.07 0.12
120.80	127.19	Medium Grained Diorite (CHL+++)

Medium Grained Diorite (CHL+++)

-intensively chlorite altered medium grained diorite

-trace disseminated pyrite

-weakly blocky core

-dark green mottled white colored

-60% chloritized mafic minerals and 40% feldspar

-0.5% calcite stringers oriented at 10-30 deg. to CA

-from 20.80 to 21.60m, very rubbely core possibly around a fault zone, oriented at 70-80 deg. to CA

EOH 127.19m

Core stored at David Schusler facilities in Aldergrove

				117365 117366 117367 117368 117369	120.80 122.00 123.50 125.00 126.00	122.00 123.50 125.00 126.00 127.19	1.20 1.50 1.50 1.00 1.19					0.338 0.104 0.159 0.011 0.048	1165 355 134.0 154.0 234	0.32 0.16 0.05 <0.05 0.11	0.27 0.10 0.03 0.04 0.06

HOLE R5-04   PAGE 1

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
0.00	1.22	Casing	Left in hole
1.22	21.55	Fine Grained Diorite

Fine Grained Diorite

-rare intervals (dykes) up to 10cm thick of medium grained diorite

-mostly fresh unit with weak chlorite alteration of hornblende

-trace disseminated pyrite

-medium grey mottled dark green colored

-70% feldspar and 30% hornblende

-weakly blocky core with oxidized fractures

-rare epidote veinlets

-from 3.60 to 5.70m, very blocky core with clay gauge, heavily oxidized fractures

-from 8.10 to 9.50m, blocky core with oxidized fractures

-from 16.90 to 17.10m, blocky core

-from 18.05 to 18.35m, blocky core

21.55	24.00	Medium Grained Diorite	Medium Grained Diorite -1% disseminated pyrite -rare pyrite and chlorite fractures -numerous xenoliths (50%) of fine grained diorite, range in size from 2 to 20cm -rare epidote and chlorite veins -80% feldspar and 20% chlorite altered hornblende -fairly blocky core with oxidized fractures -light grey colored	117504	21.55	23.30	1.75	<0.01	43.7	<1	0.2
24.00	28.52	Fine Grained Diorite

Fine Grained Diorite

-the unit is intruded by small medium grained diorite dykes, 2 to 10cm thick

-1% disseminated fine grained pyrite

-rare epidote and chlorite veinlets, oriented at 20 and 60 deg. to CA

-60% feldspar and 40% slightly chlorite altered hornblende

-fairly competent core

-medium grey colored

HOLE R5-04   PAGE 2

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
28.52	29.88	Dyke	Dyke -dark grey colored -10% chlorite spots -fine grained groundmass -fairly competent core -lower contact oriented at 70 deg. to CA
29.88	36.70	Fine Grained Diorite

Fine Grained Diorite

-0.5% of epidote and quartz veins containing 5% disseminated pyrite, oriented at 20 deg. to CA, 1-3mm thick

-slightly chlorite altered hornblende

-1% disseminated pyrite

-fairly competent core

-60% feldspar and 40% hornblende

-medium grey colored

36.70	41.48	Fine Grained Diorite

Fine Grained Diorite

-weak overprint of chlorite alteration and intervals of pervasive chlorite alteration up to 23cm long

-0.5% epidote and chlorite veinlets with trace amounts of disseminated pyrite, oriented at 40 deg. to CA

-50% feldspar and 50% chlorite altered horblende

-at 41.40m, medium grained diorite dyke, oriented at 40 deg. to CA

-fairly competent core

-medium grey colored

41.48	41.97	Fault/ Dyke

Fault/Dyke

Dyke

-dark grey colored

-fine grained

-lower contact oriented at 50 deg. to CA

Fault

-extend from 41.50 to 41.79m

-quartz and carbonates vein with trace pyrite, oriented along upper contact of the fault at 45 deg. to CA

-rubbely clay gauge

HOLE R5-04   PAGE 3

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
41.97	49.64	Fine Grained Diorite

Fine Grained Diorite

-weakly chlorite altered hornblende

-rare epidote and chlorite veins, oriented at 35 deg. to CA

-trace disseminated pyrite

-60% feldspar and 40% chlorite altered hornblende

-oxidized fractures, locally only

-locally blocky, generally where fractured

-medium grey colored

49.64	59.92	Fine Grained Diorite (CHL)/ Mafic Volcanic (CHL)

Fine Grained Diorite (CHL)/Mafic Volcanic (CHL)

mixed interval of chlorite altered fine grained diorite and chlorite altered mafic volcanic xenoliths

Xenoliths

-composed 20% of the unit

-fine grained mafic volcanic

-medium green colored

Fine Grained Diorite

-trace disseminated pyrite where fresh and up to 1% disseminated pyrite where chlorite altered

-moderately blocky core

-rare epidote, chlorite and quartz veins with trace amounts of pyrite

-medium grey colored

-medium green colored where patchy chlorite altered

-60% feldspar and 40% chlorite altered mafic minerals

				117505 117506 117507 117508 117509 117510 117511	49.64 51.00 52.50 54.00 55.50 57.00 58.50	51.00 52.50 54.00 55.50 57.00 58.50 59.92	1.36 1.50 1.50 1.50 1.50 1.50 1.42	<0.01 0.02 0.01 <0.01 <0.01 0.01 <0.01	38.2 57.8 33.7 35.4 35.1 63.4 46.9	<1 <1 <1 <1 <1 <1 <1	0.1 0.1 0.1 0.1 0.1 0.1 0.1
59.92	62.28	Medium Grained Diorite/ Fine Grained Diorite/ Mafic Volcanic

Medium Grained Diorite/Fine Grained Diorite/Mafic Volcanic

mixed unit of medium grained diorite (70%) and xenoliths of fine grained diorite (25%) and xenoliths of mafic volcanic (5%)

Medium Grained Diorite

-trace pyrite

-weakly to moderately chlorite altered

				117512 117513	59.92 61.00	61.00 62.28	1.08 1.28	<0.01 <0.01	12.7 11.9	<1 <1	0.1 0.1

HOLE R5-04   PAGE 4

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
		Medium Grained Diorite/ Fine Grained Diorite/ Mafic Volcanic Continued

-at 61.50m, intense chlorite alteration around pyrite and chlorite veins oriented at 60 deg. to CA

Fine Grained Diorite

-up to 10% epidote alteration with chlorite altered hornblende

-moderately blocky core

-color ranges from pale grey to medium green

-rare calcite veins oriented at 40 deg. to CA

62.28	64.28	Dyke

Dyke

-sparsely plagioclase porphyritic dyke

-dark green colored

-no mineralization seen

-from 63.85 to 63.94m, shear fault oriented at 20 deg. to CA, clay gauge observed

-fairly competent core

-rare calcite veins

-lower contact oriented at 40 deg. to CA

64.28	67.87	Medium Grained Diorite “Grano-diorite” (SER)

Medium Grained Diorite “Granodiorite” (SER)

-chlorite altered mafic minerals

-patchy sericite alteration along chlorite veins, up to 2% coarse grained pyrite

-light grey mottled green colored where fresh

-light apple green where sericite altered

-40% plagioclase, 30% potassium feldspar and 30% chlorite altered hornblende

-fairly competent core with  local blocky sections

				117514 117515	64.28 66.00	66.00 67.87	1.72 1.87	<0.01 <0.01	6.3 3.1	<1 <1	0.1 0.1
67.87	84.00	Fine Grained Diorite (SER)/ Medium Grained Diorite (SER)

Fine Grained Diorite (SER)/

Medium Grained Diorite (SER)

-mixed unit of fine grained diorite (70%) with medium grained diorite dykes (30%)

-intervals up to 40cm long of sericite alteration around quartz and chlorite veins, up to 5% disseminated pyrite, oriented at 70 deg. to CA

				117516 117517 117518 117519 117520 117521117522	67.87 69.50 71.00 72.50 74.00 75.50 77.00	69.50 71.00 72.50 74.00 75.50 77.00 78.50	1.63 1.50 1.50 1.50 1.50 1.50 1.50	<0.01 <0.01 0.04 0.03 0.04 0.01 <0.01	19.5 52.5 232.1 33.8 14.2 48.6 6.6	<1 <1 <1 <1 <1 <1 <1	0.1 0.1 0.2 0.1 0.1 0.1 0.1

HOLE R5-04   PAGE 5

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
		Fine Grained Diorite (SER)/ Medium Grained Diorite (SER) Continued

-from 71.50 to 72.00m, blocky core, vuggy quartz veins with up to 10% disseminated pyrite

-from 82.79 to 83.40m, clay fault zone, very rubbely core

-the fine grained and medium grained diorites are very similar to the units described above

				117523 117524 117525 117526 117527 117528	78.50 80.00 Blank CdnGS12 81.50 82.79	80.00 81.50 82.79 84.00	1.50 1.50 1.29 1.21	0.01 <0.01 10.29 0.03 0.04 0.04	25.6 4.7 2.2 55.8 108.4 90.9	<1 <1 <1 <1 <1 <1	0.1 <0.1 0.1 0.2 0.1 0.2
84.00	92.70	Acicular Fine Grained Diorite (CHL)/ Medium Grained Diorite (CHL)/ Fine Grained Diorite (CHL)

Acicular Fine Grained Diorite (CHL)/

Medium Grained Diorite (CHL)/

Fine Grained Diorite (CHL)

-mixed unit of acicular fine grained diorite (30%), medium grained diorite (20%) and fine grained diorite (50%)

-rare epidote and chlorite veinlets containing 5% pyrite

-sericite altered sections, up to 2% fine grained pyrite, 20cm long, enveloped with quartz and carbonates veins

-20% chlorite altered mafic minerals

-dark grey to medium green colored

-fairly competent core with localized very blocky sections, 20cm long

				117529 117530 117531 117532 117533 117534	84.00 85.82 87.00 88.50 90.00 91.50	85.82 87.00 88.50 90.00 91.50 92.70	1.82 1.18 1.50 1.50 1.50 1.20	<0.01 <0.01 <0.01 <0.01 <0.01 <0.01	22.7 15.4 46.2 17.4 21.3 3.4	<1 <1 <1 <1 <1 <1	0.1 0.1 0.1 0.1 0.1 0.1
92.70	95.43	Medium Grained Diorite “Grano-diorite” (SER)

Medium Grained Diorite “Granodiorite” (SER)

-unit varies from fresh to weak sericite and chlorite altered, especially around chlorite and sericite veinlets

-trace disseminated pyrite in sericite altered sections

-pale grey mottled pink colored

-fairly competent core

				117535 117536	92.70 94.00	94.00 95.43	1.30 1.43	<0.01 <0.01	3.7 15.0	<1 <1	<0.1 <0.1

HOLE R5-04   PAGE 6

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
95.43	104.55	Fine Grained Diorite/ Coarser Grained Diorite/ Horn-blende Mega-crystic Diorite	Fine Grained Diorite/ Coarser Grained Diorite/ Hornblende Megacrystic Diorite -mixed unit of fine grained diorite and coarser grained diorite and also of hornblende megacrystic diorite -from 96.35 to 96.46m and from 96.62 to 96.88m, sericite and pyrite alteration, up to 5% coarse grained disseminated pyrite centred along quartz and carbonates veins, oriented at 30 and 50 deg. to CA -rare intervals of pervasive epidote alteration (1%) -rare calcite and chlorite veinlets -relatively fresh unit -very competent core medium grey to dark green colored	117537	95.43	97.00	1.57	0.01	25.5	<1	0.1
104.55	106.95	Dyke (CHL)	Dyke (CHL) -fine grained -dark green colored 0.5% calcite veinlets
106.95	113.17	Horn-blende Mega-crystic Diorite	Hornblende Megacrystic Diorite -fresh looking with intervals of epidote alteration (2%) -dark green mottled black colored -from 109.05 to 109.60m, sericite alteration along shear fault in medium grained diorite, fault oriented at 60 deg. to CA, trace pyrite in sericite altered section -fairly competent core except where sericite altered very blocky core -40% hornblende megacrysts, 40% smaller hornblende in groundmass and 10% plagioclase	117538	109.00	110.00	1.00	0.01	58.4	<1	0.1
113.17	113.91	Dyke	Dyke -upper contact oriented at 50 deg. to CA -lower contact oriented at 35 deg. to CA -at 113.47m, epidote and quartz veins, oriented at 60 deg. to CA -dark green colored -fairly competent core

HOLE R5-04   PAGE 7

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
113.91	124.14	Horn-blende Mega-crystic Diorite

Hornblende Megacrystic Diorite

-intervals of pervasive epidote alteration, up to 25cm long

-trace disseminated pyrite

-trace disseminated chalcopyrite

-from 120.74 to 120.98m, dyke oriented at 60 deg. to CA

-40% hornblende megacrysts, 40% smaller hornblende in groundmass and 10% plagioclase

-dark green mottled black colored

-very competent core

124.14	127.19	Medium Grained Diorite “Grano-diorite”	Medium Grained Diorite “Granodiorite” -rare xenoliths of fine grained diorite (1%) -intervals of sericite alteration (2%) around sericite veinlets in a random stockwork, trace pyrite observed with sericite alteration -40% plagioclase, 30% potassium feldspar and 30% chlorite altered hornblende -light grey mottled pink colored -fairly competent core EOH 127.19m Core stored at David Schusler facilities in Aldergrove	117539	125.70	127.19	1.49	<0.01	3.0	<1	<0.1

HOLE R6-04   PAGE 1

Acme Assay Results

Als Chemex Assay Results

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
0.00	3.05	Casing	Left in hole
3.05	7.00	Volcanic (ALB+)	Volcanic (ALB+) -albite altered with 2% fine grained leucoxene -oxidized fractures -very rubbely core -2% chlorite spots -trace pyrite on oxidized fractures -pale greyish tan colored	117370 117371 117372	3.05 4.50 6.00	4.50 6.00 7.00	1.45 1.50 1.00					<0.005 <0.005 0.006	87.5 93.0 185.0	0.07 <0.05 <0.05	0.11 0.06 0.26
7.00	10.10	Medium Grained Diorite (CHL++) (EP)

Medium Grained Diorite (CHL++)(EP)

-intensively chlorite altered with 5% disseminated epidote

-trace amounts of disseminated pyrite

-feldspar 60% and 35% chlorite altered mafic minerals

-from 9.20 to 9.50m, very rubbely core: fault zone

-from 9.50 to 10.10m, (K)(EP)

medium grey colored

-albite altered with 5% disseminated epidote

-1% disseminated pyrite

				117373 117374 117375 117376	7.00 Blank CdnGS10 8.50	8.50 10.10	1.50 1.60					<0.005 <0.005 0.772 <0.005	111.5 7.1 7.2 70.8	<0.05 <0.05 0.09 <0.05	0.22 0.05 0.30 0.07
10.10	12.95	Volcanic (ALB+) (CHL)	Volcanic (ALB+)(CHL) -albite altered with 5% fine grained chlorite spots -trace disseminated pyrite -0.5% clay alteration along late brittle fractures -pale grey mottled green -moderately blocky core	117377 117378	10.10 11.50	11.50 12.95	1.40 1.45					0.011 <0.005	1125 65.8	0.14 <0.05	0.34 0.04
12.95	14.35	Medium Grained Diorite (ALB)	Medium Grained Diorite (ALB) -albite altered with fresh amphiboles -oxidized fractures -trace amounts of fine grained disseminated pyrite -trace amounts of fine grained disseminated arsenopyrite -1% epidote -1% calcite veinlets, 1-2mm thick, oriented at 40 deg. to CA -medium grey colored -moderately blocky core	117379	12.95	14.35	1.40					0.016	985	0.14	0.16

HOLE R6-04   PAGE 2

Acme Assay Results

Als Chemex Assay Results

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
14.35	30.10	Dyke	Dyke -medium grey colored fresh looking dyke -random stockwork of calcite veinlets (0.5%), ≤1mm thick -fairly competent to blocky core	117380 117381	14.35 28.50	16.00 30.10	1.65 1.60					<0.005 0.005	9.7 358	<0.05 0.09	0.06 0.09
30.10	35.61	Medium Grained Diorite (CHL+++)(ALB+)

Medium Grained Diorite (CHL+++)(ALB+)

-intensively chlorite altered with 10-30cm long intervals of intense pinkish albite alteration, these intervals have up to 10% coarse grained arsenopyrite, especially at 33.50m

-trace to 0.5% disseminated pyrite

-fairly competent core

-color varies from dark green to pale pink

-trace calcite veinlets oriented at 30 deg. to CA, 1-2mm thick

				117382 117383 117384 117385 117386	30.10 31.00 32.00 33.00 34.00	31.00 32.00 33.00 34.00 35.61	0.90 1.00 1.00 1.00 1.61					0.008 <0.005 0.022 0.116 <0.005	269 90.6 687 3880 34.7	0.15 <0.05 0.19 0.96 <0.05	0.13 0.18 0.32 0.45 0.30
35.61	39.80	Medium Grained Diorite (CHL+)

Medium Grained Diorite (CHL+)

-weakly chlorite altered with chlorite veins, oriented at 75 deg. to CA, 2-4mm thick

-trace disseminated pyrite

-dark green mottled white colored

-late clay alteration from 38.30 to 38.50m, iclay altered calcite veins (5mm thick) observed

-fairly competent core

				117387 117388 117389	35.61 37.00 38.50	37.00 38.50 39.80	1.39 1.50 1.30					<0.005 <0.005 <0.005	33.5 38.0 34.5	<0.05 <0.05 <0.05	0.16 0.17 0.08
39.80	67.00	Medium Grained Diorite (CHL+++)

Medium Grained Diorite (CHL+++)

-intensely to moderately chlorite altered with rare patches of epidote alteration

-trace to 1% disseminated pyrite

-trace pyrite on late fractures

-feldspar content ranges from 50 to 80%

-chlorite occurs has pervasive alteration and in veins, 2-4mm thick

-from 48.35 to 48.60m, intense albite alteration, pale pinkish in color

-fairly competent core with minor blocky sections

-dark green mottled white colored

-rare calcite veinlets oriented at 60 deg. to CA, 1-2mm thick

-from 61.75 to 62.50m, local pyrrhotite in albite

				117390 117391 117392 117393 117394 117395 117396 117397 117398 117399 117400 117401 117402 117403	39.80 41.00 42.50 44.00 45.50 47.00 48.50 50.00 51.50 Blank CdnGS12 53.00 54.50 56.00	41.00 42.50 44.00 45.50 47.00 48.50 50.00 51.50 53.00 54.50 56.00 57.50	1.20 1.50 1.50 1.50 1.50 1.50 1.50 1.50 1.50 1.50 1.50 1.50	0.02 0.01 0.01 <0.01 0.02 0.01 0.01 0.01 0.06 <0.01 10.26 <0.01 <0.01 0.01	97.5 122.4 125.4 160.3 660.3 173.4 520.9 180.3 993.2 6.9 2.2 126.1 178.9 139.7	<1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1	0.4 0.5 0.1 0.2 0.3 0.2 0.6 0.4 1.7 0.1 0.1 0.1 0.2 0.2

HOLE R6-04   PAGE 3

Acme Assay Results

Als Chemex Assay Results

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
		Medium Grained Diorite (CHL+++) Continued	alteration	117404 117405 117406 117407 117408 117409 117410	57.50 59.00 60.50 62.00 63.50 65.00 66.00	59.00 60.50 62.00 63.50 65.00 66.00 67.00	1.50 1.50 1.50 1.50 1.50 1.00 1.00	0.01 <0.01 <0.01 0.01 <0.01 <0.01 <0.01	143.8 216.8 109.0 79.7 72.6 109.9 174.7	<1 <1 <1 <1 <1 <1 <1	0.1 0.1 0.2 0.2 0.1 0.1 0.1
67.00	68.17	Medium Grained Diorite (ALB+) (BIO+)	Medium Grained Diorite (ALB+)(BIO+) -albite and biotite altered unit -2% disseminated pyrite -70% feldspar and 30% biotite altered mafic minerals -at 67.75m, clay gauge fault oriented at 70 deg. to CA -unit has 0.5% calcite veins, up to 4mm thick -fairly blocky core with fractures oriented at 70 deg. to CA -pale purplish brown mottled light grey	117411	67.00	68.17	1.17	<0.01	300.5	<1	0.1
68.17	69.43	Medium Grained Diorite (CLAY++)	Medium Grained Diorite (CLAY++) -weak to intense clay alteration along carbonate veins (10%), such as at 68.86m -numerous shear faults oriented at 70 deg. to CA -fine grained pyrite on shear faults -pale yellowish tan colored -weakly blocky core	117412	68.17	69.43	1.26	0.04	598.1	<1	0.5
69.43	75.51	Medium Grained Diorite (CHL+)

Medium Grained Diorite (CHL+)

-patchy intervals of intense chlorite alteration and trace epidote alteration

-unit varies from fresh to intensely chlorite altered

-rare intervals of albite alteration with 2% arsenopyrite veinlets

-trace to 0.5% disseminated pyrite and also trace of pyrite on fractures

-70% feldspar, 20% hornblende and 10% chloritized mafic minerals, chlorite increase to 70% in pervasive chlorite altered patches

-5% coarse grained disseminated arsenopyrite in chlorite

				117413 117414 117415 117416 117417	69.43 71.00 72.00 73.00 74.00	71.00 72.00 73.00 74.00 75.51	1.57 1.00 1.00 1.00 1.51	0.01 <0.01 <0.01 0.01 <0.01	2973.4 324.1 170.5 3067.7 763.4	<1 <1 <1 <1 <1	0.3 0.3 0.3 0.5 0.4

HOLE R6-04   PAGE 4

Acme Assay Results

Als Chemex Assay Results

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
		Medium Grained Diorite (CHL+) Continued	patches -color varies from dark green to pale grey mottled green -fairly competent core -trace calcite stringers observed -at 75.17m, oxidized shear oriented at 70 deg. to CA, 1cm thick
75.51	76.92	Dyke	Dyke -pale purplish brown colored -1% stockwork of calcite veinlets -upper contact oriented at 10 deg. to CA -lower contact oriented at 55 deg. to CA -fairly competent core -one medium grained diorite dyke (ending at 76.45m) very similar has medium grained diorite described above (69.43 to 75.51m) observed in unit -from 76.45 to 76.92m, purplish brown dyke similar has above (75.51 to 76.45m) but slightly more crystalline, top contact oriented at 40 deg. to CA, bottom contact oriented at 50 deg. to CA	117418	75.51	76.92	1.41	<0.01	442.4	<1	0.1
76.92	85.50	Medium Grained Diorite (CHL++)

Medium Grained Diorite (CHL++)

-from weak to intense chlorite altered

-trace to 1% disseminated arsenopyrite in intense chlorite altered intervals

-trace to 1% disseminated pyrite

-rare intervals of albite alteration

-feldspar content varies from 20 to 70%, the remain is chlorite altered mafic minerals

-fairly competent core

-dark green to light grey mottled green colored

-trace calcite stringers oriented at 20-50 deg. to CA

				117419 117420 117421 117422 117423 117424 117425 117426 117427 117428	76.92 78.00 79.00 80.00 81.00 Blank CdnGS10 82.00 83.00 84.00	78.00 79.00 80.00 81.00 82.00 83.00 84.00 85.50	1.08 1.00 1.00 1.00 1.00 1.00 1.00 1.50	<0.01 0.01 0.02 0.01 0.01 <0.01 0.77 0.07 0.01 0.01	1500 941.8 972.0 1797.8 1897.3 8.2 7.4 824.7 1218.8 291.0	<1 <1 <1 <1 <1 <1 <1 <1 <1 <1	0.2 0.2 0.3 0.3 0.2 0.1 0.3 0.4 0.2 0.1
85.50	87.75	Fault Zone (CLAY+++)	Fault Zone (CLAY+++) -intense clay alteration and oxidized fractures of medium grained diorite -shear planes oriented at 30 deg. to CA -very rubbely core	117429 117430	85.50 86.75	86.75 87.75	1.25 1.00	0.03 0.02	2696.8 1785.3	<1 <1	0.3 0.2

HOLE R6-04   PAGE 5

Acme Assay Results

Als Chemex Assay Results

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
		Fault Zone (CLAY+++) Continued	-medium greyish green colored
87.75	89.12	Medium Grained Diorite	Medium Grained Diorite -fresh looking with minor chlorite altered hornblende -0.5% disseminated pyrite -oxidized fractures -very blocky core -pale grey mottled dark green colored -70% feldspar, 25% hornblende and 5% chlorite altered mafic minerals	117431	87.75	89.12	1.37	0.02	851.8	<1	0.3
89.12	92.60	Plagio-clase Porphy-ritic Dyke (ALB+++)

Plagioclase Porphyritic Dyke (ALB+++)

-albite altered

-arsenopyrite on fractures and 2% disseminated fine grained arsenopyrite spots

-5% disseminated pyrite and 1% disseminated chalcopyrite

-the dyke is flow banded

-pale tan with patches of yellow

-5% euhedral plagioclase

-locally calcite stringers

-very blocky core

-lower contact oriented at 30 deg, to CA

				117432 117433 117434	89.12 90.00 91.00	90.00 91.00 92.60	0.88 1.00 1.60	0.02 0.04 0.04	1844.9 2475.4 1969.9	<1 <1 <1	0.4 0.5 0.6
92.60	94.00	Medium Grained Diorite (BIO+)	Medium Grained Diorite (BIO+) -biotite altered -shear slips noted at 93.20 and at 93.30m, both oriented at 30 deg. to CA, disseminated pyrite observed on them -70% feldspar and 30% chlorite altered mafic minerals -rare calcite stringers -trace disseminated pyrite -medium grey mottled dark brownish green colored -weakly blocky core	117435	92.60	94.00	1.40	0.05	5084.4	<1	0.7
94.00	94.65	Fault Zone (CLAY+++)	Fault Zone (CLAY+++) -clay gauge observed -probably medium grained diorite	117436	94.00	94.65	0.65	<0.01	588.9	<1	0.4

HOLE R6-04   PAGE 6

Acme Assay Results

Als Chemex Assay Results

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
		Fault Zone (CLAY+++) Continued	-very rubbely and ground core
94.65	119.45	Medium Grained Diorite (CHL++) (ALB+)

Medium Grained Diorite (CHL++)(ALB+)

-variable chlorite alteration with intervals of albite alteration

-feldspar content varies from 70 to 10%

-chlorite altered mafic minerals content varies from 5 to 80%

-up to 20% amphibole in fresh intervals

-from 96.42 to 96.84m, mafic volcanic xenolith, weakly biotite altered, “hornfels”

-from 99.30 to 99.80m, intense chlorite alteration with 5% coarse grained disseminated arsenopyrite and with 5% disseminated pyrite

-from 100.50 to 101.00m, minor clay alteration around fractures which have 5% pyrite on them, oriented at 20 deg. to CA

-from 101.00 to 101.85m, 20% epidote with trace to 5% disseminated arsenopyrite, minor patchy jasper alteration

-from 102.70 to 102.94 and from 103.06 to 103.65m, mafic volcanic xenoliths, hornfels, patchy chlorite along fractures with trace of pyrite and arsenopyrite

-from 103.65 to 104.99m, albite altered medium grained diorite with trace of arsenopyrite in albite altered sections

-104.99 to 106.23m, mafic volcanic xenolith with trace of

				117437 117438 117439 117440 117441 117442 117443 117444 117445 117446 117447 117448 117449 117450 117451 117452 117453 117454 117455 117456 117457 117458 117459 117460 117461	94.65 96.00 98.50 100.00 101.00 102.00 103.00 104.00 105.00 106.00 107.00 108.00 Blank CdnGS12 109.00 110.00 111.00 112.00 113.00 114.00 115.00 116.00 117.00 118.00 119.00	96.00 98.50 100.00 101.00 102.00 103.00 104.00 105.00 106.00 107.00 108.00 109.00 110.00 111.00 112.00 113.00 114.00 115.00 116.00 117.00 118.00 119.00 119.83	1.35 1.50 1.50 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 0.83	0.01 0.01 0.01 0.01 0.01 0.01 0.02 0.02 0.01 0.04 0.03 0.04 <0.01 10.16 0.02 <0.01 <0.01 0.02 <0.01 <0.01 0.02 <0.01 0.02 <0.01 0.01	347.3 211.1 1121.1 120.0 108.5 452.0 805.2 750.0 1525.8 2282.1 380.0 5223.7 9.3 2.3 2150.6 95.1 117.4 2783.2 314.8 206.4 1538.31375.9 2122.2 976.2 594.0	<1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1	0.4 0.4 0.3 0.2 1.0 0.7 0.6 0.4 0.2 0.3 0.3 0.4 0.1 0.1 0.3 0.1 0.2 0.3 0.2 0.1 0.2 0.2 0.2 0.2 0.1

HOLE R6-04   PAGE 7

Acme Assay Results

Als Chemex Assay Results

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
		Medium Grained Diorite (CHL++) (ALB+) Continued

coarse grained arsenopyrite in albite altered sections

-from 106.23 to 108.00m, variably albite altered medium grained diorite with up to 5% coarse grained arsenopyrite in intensively albite altered sections, weakly blocky core

-at 107.74m, shear fault oriented at 10 deg. to CA

-from 108.00 to 113.00m, intense chlorite altered medium grained diorite with intervals of epidote (2%) and jasper (2%) alteration

-at 111.77m, clay gauge fault oriented at 40 deg. to CA

-at 116.65m, clay fault, 1cm wide, oriented at 70 deg. to CA

-from 116.72 to 119.45m, biotite altered medium grained diorite with chlorite stockwork veins and intervals of albite and epidote alteration, up to 2% fine grained arsenopyrite in albite and epidote altered sections

-the core is generally weakly blocky

-the color of the unit varies from medium grey to dark green

119.45	119.83	Plagio-clase Porphy-ritic Dyke (BIO+++)	Plagioclase Porphyritic Dyke (BIO+++) -biotite altered -trace disseminated arsenopyrite and trace pyrite
119.83	121.35	Dyke	Dyke -pale purplish brown to greyish green -0.5% calcite veins and stringers -from 120.98 to 121.09m, intensely albite altered xenolith containing 2% disseminated arsenopyrite -weakly blocky core	117462	119.83	121.35	1.52	<0.01	238.7	<1	0.1

HOLE R6-04   PAGE 8

Acme Assay Results

Als Chemex Assay Results

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
121.35	140.00	Plagio-clase Porphy-ritic Dyke (ALB++)

Plagioclase Porphyritic Dyke (ALB++)

-rare xenoliths of albite altered volcanic and albite altered medium grained diorite

-trace to 1% disseminated arsenopyrite

-trace arsenopyrite on fractures

-very blocky rubbely core

-1% calcite stringers in a random stockwork

-from 133.29 to 138.00m, core coated with oil

-medium grey mottled white colored

-20% euhedral plagioclase, nil to 5% disseminated biotite and groundmass is albite altered

				117463 117464 117465 117466 117467 117468 117469 117470 117471 117472 117473 117474 117475 117476 117477 117478	121.35 122.31 123.83 124.75 125.66 127.19 128.71 130.24 132.07 133.29 135.12 Blank CdnGS10 136.34 137.25 138.25	122.31 123.83 124.75 125.66 127.19 128.71 130.24 132.07 133.29 135.12 136.34 137.25 138.25 139.30	0.96 1.52 0.92 0.91 1.53 1.61 1.53 1.83 1.22 1.83 1.22 0.91 1.00 1.05	<0.01 <0.01 0.03 0.41 0.01 0.01 0.07 0.11 0.14 0.10 0.13 <0.01 0.81 0.36 0.24 0.03	310.4 1038.3 6294.4 9226.4 648.6 874.1 >10000 >10000 >10000 >10000 >10000 42.2 6.8 >10000 >10000 4785.4	<1 <1 2 12 <1 <1 2 2 3 2 2 <1 <1 2 1 <1	0.1 0.6 7.1 84.3 0.6 0.6 5.6 4.0 6.9 2.5 3.3 0.1 0.3 4.7 2.9 0.9
140.00	141.40	Medium Grained Diorite (ALB++)

Medium Grained Diorite (ALB++)

-intensely albite altered with 5% biotite

-70% feldspar and 30% of bioite and groundmass

-0.5% calcite stringers

-very blocky core

-no sulphide seen

-medium grey mottled purplish brown colored

				117479 117480	139.30 140.00	140.00 141.40	0.70 1.40	0.06 0.02	>10000 1129.1	1 <1	1.0 0.2
141.40	148.50	Altered Volcanic (ALB++)/ Medium Grained Diorite (ALB++) (BIO+)

Altered Volcanic (ALB++)/

Medium Grained Diorite (ALB++)(BIO+)

-mixed unit of 40% albite altered volcanic and 60% albite and biotite altered medium grained diorite

-very blocky core

-1% arsenopyrite and pyrite on fractures

-medium grey to medium grey mottled purplish brown colored

				117481 117482 117483 117484 117485	141.40 142.44 143.81 145.49 147.00	142.44 143.81 145.49 147.00 148.50	1.04 1.37 1.68 1.51 1.50	0.02 0.01 0.02 0.01 0.02	216.6201.5 287.6 214.6 369.9	<1 <1 <1 <1 <1	0.1 0.1 0.1 0.1 0.2
148.50	153.68	Plagioclase Porphyritic Dyke (ALB++)	Plagioclase Porphyritic Dyke (ALB++) -flow banded albite altered dyke -up to 2% disseminated coarse grained arsenopyrite and 2% disseminated pyrite	117486 117487 117488 117489	148.50 149.50 150.50 151.50	149.50 150.50 151.50 152.50	1.00 1.00 1.00 1.00	0.18 0.07 0.05 0.34	5777.2 1985.8 648.4 1541.9	2 <1 <1 <1	0.8 1.4 0.5 0.3

HOLE R6-04   PAGE 9

Acme Assay Results

Als Chemex Assay Results

From (m)	To (m)	Rock Type	Rock Type Description	Samp. No	From (m)	To (m)	Samp. (m)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)	Au (g/t)	As (ppm)	Te (ppm)	Bi (ppm)
		Plagioclase Porphyritic Dyke (ALB++) Continued	-light tan with bands of yellow -very blocky core	117490	152.50	153.68	1.18	0.22	1973.1	<1	0.4
153.68	169.89	Altered Volcanic

Altered Volcanic

-hornfels

-color varies purplish brown to dark green

-intervals of bleaching of albite alteration around rare calcite veins

-from 165.92 to 166.53m, plagioclase porphyritic dyke

-no mineralization seen

-weakly blocky core

EOH 169.89m

Core stored at David Schusler facilities in Aldergrove

				117491 117492 117493 117494 117495 117496 117497 117498 117499 117500 117501 117502 117503	153.68 155.00 156.50 158.00 159.50 161.00 162.50 164.00 Blank CdnGS12 165.50 165.92 167.53	155.00 156.50 158.00 159.50 161.00 162.50 164.00 165.50 165.92 167.53 169.89	1.32 1.50 1.50 1.50 1.50 1.50 1.50 1.50 0.42 1.61 2.36	0.81 0.41 0.24 0.15 0.02 <0.01 0.01 0.01 <0.01 10.44 0.02 0.05 0.12	1225.3 1745.4 2244.0 183.6 78.9 59.1 66.9 52.8 3.9 2.2 74.8 49.9 257.9	<1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1 <1	0.1 0.2 0.2 <0.1 <0.1 <0.1 <0.1 <0.1 <0.1 0.1 <0.1 <0.1 0.1

APPENDIX  2

Assay Certificates

A401339

ACME ANALYTICAL LABORATORIES LTD. 852 E. HASTINGS ST. VANCOUVER BC V6A 1R6 PHONE(604)253-3158 FAX(604)253-1716
Logan Resources Ltd. PROJECT REDFORD
Acme file # A401339 Received: APR 6 2004 * 6 samples in this disk file.
Analysis: GROUP 1DX - 0.50 GM
AU** BY FIRE ASSAY FROM 1 A.T. SAMPLE.
ELEMENT	Mo	Cu	Pb	Zn	Ag	Ni	Co	Mn	Fe	As	U	Au	Th	Sr	Cd	Sb	Bi	V	Ca	P	La	Cr	Mg	Ba	Ti	B	Al	Na	K	W	Hg	Sc	Tl	S	Ga	Se	Te	Au**	Sample
SAMPLES	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppb	ppm	ppm	ppm	ppm	ppm	ppm	%	%	ppm	ppm	%	ppm	%	ppm	%	%	%	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	gm/mt	gm
SI	0	2	2	14	< .1	0	0	5	0	< .5	< .1	4	< .1	2	0	0	< .1	< 1	0	< .001	< 1	2	< .01	2	< .001	< 1	0	0	< .01	0	0	< .1	< .1	< .05	< 1	< .5	< 1	< .01	-
117001	1	9	5	34	0	9	23	327	2	7667	0	33	1	64	0	4	5	51	2	0	6	8	1	35	0	3	2	0	0	0	0	4	< .1	0	6	1	< 1	0	3700
117002	1	13	5	36	0	6	17	431	3	7942	0	62	1	69	0	4	5	70	2	0	5	11	1	28	0	3	2	0	0	0	0	5	< .1	0	7	1	< 1	0	2500
117003	1	9	12	56	0	3	15	561	8	>10000	0	1068	1	110	0	53	22	35	6	0	6	2	1	47	0	4	1	0	0	0	0	8	0	3	4	4	5	1	2400
117004	1	48	4	67	0	6	30	851	5	6352	0	59	1	155	0	2	1	163	4	0	5	8	1	74	0	6	4	0	0	0	0	14	0	0	13	1	< 1	0	3200
STANDARD DS5/AU-1	12	141	24	136	0	24	12	774	3	19	6	44	3	47	5	4	6	59	1	0	12	189	1	134	0	16	2	0	0	5	0	3	1	< .05	7	5	< 1	3	-

A401388

ACME ANALYTICAL LABORATORIES LTD. 852 E. HASTINGS ST. VANCOUVER BC V6A 1R6 PHONE(604)253-3158 FAX(604)253-1716
Logan Resources Ltd. PROJECT REDFORD
Acme file # A401388 Received: APR 8 2004 * 110 samples in this disk file.
Analysis: GROUP 1DX - 0.50 GM
AU** BY FIRE ASSAY FROM 1 A.T. SAMPLE.
ELEMENT	Mo	Cu	Pb	Zn	Ag	Ni	Co	Mn	Fe	As	U	Au	Th	Sr	Cd	Sb	Bi	V	Ca	P	La	Cr	Mg	Ba	Ti	B	Al	Na	K	W	Hg	Sc	Tl	S	Ga	Se	Te	Au**	Sample
SAMPLES	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppb	ppm	ppm	ppm	ppm	ppm	ppm	%	%	ppm	ppm	%	ppm	%	ppm	%	%	%	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	gm/mt	gm
SI	< .1	2	0	3	< .1	< .1	< .1	8	0	< .5	< .1	< .5	< .1	2	< .1	0	< .1	< 1	0	< .001	< 1	< 1.0	< .01	2	0	2	< .01	0	< .01	< .1	< .01	< .1	< .1	< .05	< 1	< .5	< 1	< .01	-
117005	0	9	2	37	0	140	51	417	2	526	0	47	1	421	0	1	0	65	2	0	3	141	1	40	0	3	3	0	0	0	< .01	4	< .1	< .05	7	< .5	< 1	0	2400
117006	0	3	3	23	0	204	69	268	1	808	0	62	1	281	< .1	1	0	26	2	0	2	158	1	33	0	4	2	0	0	0	< .01	3	< .1	< .05	6	< .5	< 1	0	1000
117007	0	31	3	54	0	36	21	532	3	236	0	14	1	246	0	1	0	105	2	0	3	46	1	42	0	3	3	0	0	0	< .01	6	< .1	< .05	8	< .5	< 1	0	2500
117008	1	103	4	63	0	14	24	666	4	128	0	8	1	141	0	1	< .1	141	2	0	3	39	2	27	0	3	3	0	0	0	< .01	9	< .1	< .05	8	< .5	< 1	0	1900
117009	0	8	7	44	0	10	20	409	2	71	0	2	1	78	0	1	< .1	66	1	0	3	40	1	18	0	4	1	0	0	0	< .01	8	< .1	< .05	4	< .5	< 1	0	3400
117010	0	14	4	45	0	13	20	443	3	49	0	2	1	144	0	1	< .1	90	2	0	2	38	1	30	0	4	2	0	0	0	< .01	8	< .1	< .05	7	< .5	< 1	< .01	3700
117011	1	81	8	56	0	10	20	461	3	56	0	2	1	157	0	1	0	101	2	0	3	37	2	47	0	5	3	0	0	0	< .01	7	0	< .05	7	< .5	< 1	< .01	3800
117012	0	10	5	35	< .1	5	13	328	2	40	0	3	1	124	0	1	0	68	2	0	3	17	1	15	0	3	2	0	0	0	< .01	4	< .1	< .05	5	< .5	< 1	0	3700
117013	1	18	6	36	0	45	19	306	2	272	0	2	1	176	0	1	0	61	2	0	4	20	1	17	0	3	3	0	0	0	< .01	4	< .1	< .05	7	< .5	< 1	< .01	3600
117014	1	8	3	26	0	109	33	239	2	597	0	9	1	134	0	1	0	47	1	0	4	57	1	65	0	4	2	0	0	0	< .01	3	0	< .05	6	< .5	< 1	0	3300
117015	1	26	3	35	0	3	4	282	2	58	0	2	2	75	0	1	< .1	55	1	0	6	6	1	53	0	4	2	0	0	0	< .01	3	0	< .05	6	< .5	< 1	< .01	3200
117016	1	62	17	49	0	8	9	320	2	114	1	5	2	89	1	1	0	60	1	0	5	13	1	21	0	2	2	0	0	1	< .01	3	< .1	< .05	6	< .5	< 1	0	1700
117017	0	7	3	55	0	80	33	449	3	202	0	13	2	89	0	1	0	53	2	0	4	82	1	18	0	2	2	0	0	0	< .01	3	< .1	< .05	8	< .5	< 1	0	3500
117018	1	65	7	46	0	14	14	353	3	134	0	2	1	97	0	1	0	66	1	0	5	10	1	47	0	4	2	0	0	0	0	4	0	0	7	< .5	< 1	< .01	3200
RE 117018	1	64	7	44	0	14	13	348	3	123	0	5	1	92	0	1	0	65	1	0	5	10	1	43	0	2	2	0	0	0	0	3	< .1	0	7	< .5	< 1	0	-
RRE 117018	1	64	7	46	0	14	14	356	3	135	0	2	1	94	0	1	0	65	1	0	5	10	1	47	0	3	2	0	0	0	0	4	0	0	7	< .5	< 1	< .01	-
117019	1	69	6	54	0	15	21	508	4	127	0	2	1	130	0	2	0	108	2	0	5	22	1	31	0	3	2	0	0	0	< .01	7	< .1	0	8	< .5	< 1	< .01	3000
117020	1	133	8	56	0	3	23	487	4	140	0	1	1	115	0	1	0	101	2	0	6	4	1	29	0	2	2	0	0	0	0	6	< .1	1	8	1	< 1	< .01	3500
117021	1	116	7	67	0	5	30	561	4	585	0	3	1	88	0	1	0	119	2	0	5	4	1	33	0	2	3	0	0	0	< .01	7	< .1	0	9	< .5	< 1	< .01	3700
117022	1	50	8	58	0	4	15	544	4	190	0	1	1	73	0	1	0	104	2	0	5	7	1	25	0	2	2	0	0	0	< .01	7	< .1	0	8	< .5	< 1	< .01	3200
117023	1	35	7	45	0	3	13	493	3	118	0	2	1	94	0	1	0	91	2	0	5	8	1	28	0	2	2	0	0	0	< .01	7	< .1	0	8	< .5	< 1	< .01	2900
117024	1	62	11	59	0	4	17	433	4	42	0	1	1	68	0	1	0	84	2	0	6	8	1	21	0	2	2	0	0	0	< .01	6	< .1	1	6	< .5	< 1	< .01	3300
117025	1	36	9	44	0	3	13	351	3	34	0	1	1	60	0	1	0	59	1	0	5	5	1	16	0	3	2	0	0	0	< .01	5	< .1	0	6	< .5	< 1	0	3300
117026	1	47	8	43	0	5	21	351	4	29	0	< .5	1	100	0	1	0	88	2	0	6	6	1	29	0	5	2	0	0	0	< .01	6	< .1	0	7	< .5	< 1	< .01	3700
117027	1	50	9	52	0	7	20	420	4	125	0	1	1	91	0	1	0	116	2	0	5	12	1	50	0	3	2	0	0	0	< .01	8	0	0	8	< .5	< 1	< .01	3400
117028	1	88	19	60	0	2	14	381	3	157	0	2	1	89	1	1	0	57	2	0	6	9	1	20	0	3	2	0	0	0	< .01	6	< .1	0	7	< .5	< 1	< .01	3400
117029	1	80	10	44	0	1	20	403	3	1450	0	6	1	61	0	1	0	67	2	0	6	4	1	15	0	7	2	0	0	0	< .01	6	< .1	0	7	1	< 1	< .01	3400
117030	1	20	19	72	0	1	11	335	2	215	0	3	1	118	1	2	0	63	2	0	3	6	1	11	0	4	2	0	0	0	0	4	< .1	0	5	< .5	< 1	< .01	3500
117031	1	7	11	50	< .1	3	13	381	2	698	0	6	1	165	0	2	0	51	2	0	4	11	1	11	0	2	2	0	0	0	0	4	< .1	< .05	6	< .5	< 1	0	3300
117032	0	35	8	49	0	11	19	655	4	5257	0	43	1	48	0	2	1	104	4	0	2	29	2	6	0	1	2	0	0	0	< .01	10	< .1	0	8	1	< 1	0	1100
117033	0	32	8	44	0	25	27	550	3	7692	0	62	1	59	0	3	1	79	2	0	5	68	1	17	0	2	2	0	0	0	< .01	6	< .1	0	7	1	< 1	0	1700
117034	0	86	10	53	0	10	29	500	3	9011	0	85	1	56	0	4	1	88	2	0	6	14	1	24	0	2	2	0	0	0	< .01	5	< .1	0	8	1	< 1	0	2100
117035	0	28	5	24	0	8	20	307	2	8482	0	24	1	73	0	8	2	48	2	0	5	9	0	33	0	1	2	0	0	0	< .01	4	< .1	0	5	1	< 1	0	2300
117036	0	67	29	58	0	8	12	455	3	803	0	2	1	34	1	1	0	81	1	0	5	13	1	15	0	2	1	0	0	0	< .01	5	< .1	0	6	< .5	< 1	< .01	1600
STANDARD DS5/AU-1	13	139	25	135	0	25	13	747	3	18	6	40	3	49	5	4	6	59	1	0	12	187	1	145	0	17	2	0	0	5	0	4	1	< .05	6	5	< 1	3	-
117037	1	154	30	63	0	6	13	490	3	3312	0	3	1	42	1	3	2	78	2	0	5	12	1	23	0	4	2	0	0	1	0	5	< .1	0	7	1	< 1	< .01	1900
117038	0	8	3	31	0	10	30	388	2	>10000	0	27	1	37	0	5	5	72	2	0	4	12	1	12	0	4	2	0	0	0	0	5	< .1	0	5	1	< 1	0	2300
117039	1	6	4	35	0	8	17	365	2	4075	0	10	1	46	0	2	1	64	1	0	5	13	1	19	0	2	1	0	0	1	< .01	4	< .1	0	5	1	< 1	0	2400
117040	1	6	4	34	0	6	13	328	2	>10000	0	47	1	76	0	4	5	56	1	0	5	13	1	48	0	3	2	0	0	0	0	3	< .1	0	6	1	1	0	2300
117041	1	4	2	26	0	1	8	228	2	>10000	0	23	1	46	0	5	2	21	1	0	6	5	0	19	0	2	1	0	0	1	< .01	2	< .1	0	4	1	< 1	0	2300
117042	1	3	3	35	0	6	15	283	2	>10000	0	110	1	81	0	4	9	56	1	0	5	11	1	54	0	2	2	0	0	0	< .01	3	0	0	5	1	1	0	2400
117043	1	3	5	51	0	14	20	345	3	9521	0	48	1	107	0	5	8	65	1	0	3	42	1	136	0	3	2	0	1	1	< .01	3	0	0	7	1	< 1	0	2600
117044	0	7	4	49	< .1	13	22	375	3	5749	0	27	1	101	0	3	5	66	1	0	3	48	1	129	0	3	2	0	1	0	< .01	4	0	0	6	1	< 1	0	2500
117045	0	23	5	40	0	2	12	399	2	2794	0	9	1	84	0	3	1	44	2	0	5	4	1	54	0	4	2	0	0	1	< .01	4	0	0	7	< .5	< 1	< .01	2600
117046	1	81	5	45	0	< .1	16	445	3	349	0	5	1	113	0	1	0	65	2	0	6	4	1	60	0	3	2	0	0	0	< .01	5	0	0	7	1	< 1	0	1600
117047	1	6	7	33	< .1	16	7	209	1	172	1	3	5	100	0	1	0	33	2	0	8	22	1	70	0	3	2	0	0	2	< .01	2	0	< .05	7	< .5	< 1	0	3100
117048	1	3	4	51	< .1	19	10	334	3	1883	0	10	1	318	0	3	3	57	3	0	5	37	1	122	0	6	5	1	0	0	< .01	4	0	0	16	< .5	< 1	0	3400
117049	1	36	6	40	0	8	9	294	2	2914	0	12	3	32	0	3	1	36	1	0	11	19	1	18	0	2	1	0	0	1	< .01	3	< .1	0	8	< .5	< 1	0	3400
117050	1	2	4	35	< .1	7	8	262	3	>10000	0	36	4	52	0	4	2	37	1	0	12	18	1	36	0	1	1	0	0	0	< .01	4	< .1	0	8	1	< 1	0	2000
117051	2	2	5	22	< .1	7	7	223	3	>10000	0	48	5	103	< .1	5	2	23	2	0	12	15	1	28	0	2	1	0	0	2	< .01	3	< .1	1	6	1	< 1	0	1900
117052	1	3	5	29	0	8	8	246	3	>10000	0	61	5	71	0	4	2	29	1	0	11	16	1	28	0	3	1	0	0	0	< .01	4	< .1	0	7	1	< 1	0	1700
117053	1	41	6	34	0	8	6	206	2	8702	0	36	4	67	0	3	2	20	1	0	11	14	0	25	0	2	1	0	0	2	< .01	3	< .1	1	5	1	< 1	0	2200
117054	1	56	8	44	0	8	9	256	3	9604	0	33	4	51	0	4	4	35	1	0	13	16	1	31	0	3	1	0	0	0	< .01	5	< .1	0	7	1	< 1	0	2000
RE 117054	1	58	8	45	0	8	9	253	3	9690	0	29	4	50	0	4	4	35	1	0	13	16	1	30	0	1	1	0	0	0	< .01	4	< .1	0	7	1	< 1	0	-
RRE 117054	1	53	8	45	0	8	8	253	3	9566	0	35	4	53	0	4	4	34	1	0	13	21	1	29	0	2	1	0	0	2	< .01	4	< .1	0	7	1	< 1	0	-
117055	1	35	5	42	0	7	8	277	3	3777	0	30	4	46	0	1	3	40	1	0	12	18	1	26	0	2	1	0	0	0	< .01	5	< .1	0	7	1	< 1	0	2000
117056	1	89	8	50	0	7	5	292	2	1567	0	6	4	76	0	1	1	32	2	0	11	19	1	25	0	3	1	0	0	2	0	4	< .1	0	7	1	< 1	< .01	2500
117057	1	98	5	39	0	9	6	219	2	2216	0	11	3	53	0	1	1	35	1	0	10	18	1	48	0	2	1	0	0	0	< .01	4	0	0	7	1	< 1	0	2900
117058	2	12	4	31	0	9	8	200	3	>10000	0	207	4	59	0	5	6	29	1	0	9	20	1	39	0	1	1	0	0	2	< .01	3	< .1	1	6	1	2	0	3100
117059	1	3	4	44	< .1	16	8	213	3	>10000	0	177	1	241	0	3	3	46	3	0	5	27	1	108	0	4	3	0	0	0	< .01	3	0	1	11	1	1	0	2800
117060	1	26	4	45	0	18	7	264	2	7792	0	49	1	315	0	4	2	48	3	0	4	35	1	89	0	2	4	0	0	2	< .01	3	0	0	14	1	< 1	0	3100
117061	1	60	5	60	0	1	14	443	5	>10000	0	177	1	87	0	9	9	76	3	0	6	5	1	88	0	4	2	0	0	0	< .01	10	0	1	8	1	< 1	0	3100
117062	1	111	3	56	0	2	12	427	4	8153	0	28	1	69	0	4	4	84	2	0	6	6	1	43	0	3	2	0	0	1	< .01	8	0	1	8	1	< 1	0	1800
117063	1	118	4	63	0	3	14	433	5	8384	0	17	1	56	0	4	5	89	2	0	7	3	1	51	0	4	2	0	0	0	0	7	0	2	9	1	< 1	0	2300
117064	2	66	3	52	0	2	11	437	4	5306	0	51	2	71	0	2	4	65	2	0	6	6	1	43	0	4	2	0	0	1	0	5	< .1	1	8	1	< 1	0	2300
117065	0	96	2	44	0	2	11	424	4	4595	0	33	1	66	0	2	1	59	1	0	6	4	1	26	0	4	2	0	0	0	0	5	< .1	1	8	2	< 1	0	2600
117066	3	84	3	39	0	2	12	400	4	>10000	0	108	1	41	0	3	3	57	1	0	6	5	1	22	0	2	2	0	0	2	< .01	4	< .1	1	8	1	< 1	0	2600
117067	1	58	3	44	0	2	12	428	4	3668	0	13	1	107	0	2	2	61	1	0	6	4	1	32	0	3	2	0	0	0	< .01	6	< .1	1	8	1	< 1	0	2400
117068	4	66	3	40	0	2	13	425	4	5655	0	85	1	58	0	2	2	50	2	0	5	4	1	25	0	3	2	0	0	1	< .01	5	< .1	1	9	1	< 1	0	2000
STANDARD DS5/AU-1	13	138	25	133	0	24	12	746	3	18	6	42	3	51	6	4	6	60	1	0	13	184	1	145	0	17	2	0	0	5	0	4	1	< .05	6	5	< 1	3	-
117069	1	41	3	41	0	2	11	503	4	296	0	4	1	37	0	1	0	59	2	0	7	4	1	18	0	4	2	0	0	0	0	8	< .1	1	8	1	< 1	< .01	2300
117070	1	60	4	49	0	3	9	661	4	556	0	36	1	63	0	2	0	70	2	0	7	6	1	29	0	4	2	0	0	0	0	10	< .1	0	8	1	< 1	0	2300
117071	7	88	4	52	0	2	11	745	5	496	0	48	1	82	0	2	0	71	3	0	8	5	1	31	0	3	2	0	0	1	< .01	11	< .1	0	8	1	< 1	0	1800
117072	1	124	4	63	0	2	12	785	5	304	0	22	1	89	0	2	0	84	3	0	9	5	1	47	0	5	2	0	0	0	0	13	0	1	9	1	< 1	0	2400
117073	4	58	4	56	0	2	11	640	4	680	1	45	2	100	0	2	0	66	3	0	10	5	1	60	0	3	2	0	0	0	< .01	10	< .1	0	7	1	< 1	0	2100
117074	2	26	4	32	0	0	7	394	3	1250	1	26	4	63	0	1	0	40	3	0	8	4	1	46	0	2	1	0	0	0	< .01	4	< .1	0	5	1	< 1	0	2400
117075	1	12	4	36	< .1	2	6	427	3	78	1	9	3	73	0	1	0	53	3	0	8	6	1	40	0	3	1	0	0	0	< .01	6	< .1	0	5	< .5	< 1	0	2700
117076	1	41	4	46	0	2	19	427	3	67	1	70	1	50	0	1	0	101	2	0	8	5	1	21	0	3	2	0	0	1	< .01	6	< .1	0	6	< .5	< 1	0	3800
117077	3	48	4	38	0	1	12	364	3	35	1	242	2	42	0	1	0	73	2	0	6	4	1	20	0	2	2	0	0	17	< .01	6	< .1	0	7	1	< 1	0	3600
117078	1	82	11	52	0	3	15	406	4	96	1	48	1	78	0	1	0	96	2	0	6	4	1	30	0	2	2	0	0	6	0	6	< .1	0	9	1	< 1	0	3500
RE 117078	1	79	5	50	0	3	15	411	4	90	1	17	1	72	0	1	0	94	2	0	6	5	1	30	0	3	2	0	0	6	< .01	6	< .1	0	8	1	< 1	0	-
RRE 117078	1	80	6	51	0	3	15	413	4	100	1	28	1	70	0	1	0	96	2	0	6	4	1	29	0	2	2	0	0	4	0	6	< .1	0	8	1	< 1	0	-
117079	1	41	3	43	0	2	11	404	3	116	1	36	1	141	0	1	0	85	2	0	7	4	1	42	0	2	3	0	0	1	< .01	6	< .1	0	8	< .5	< 1	< .01	3200
117080	1	105	3	44	0	7	26	472	4	1143	0	15	0	83	0	1	1	104	2	0	4	3	1	23	0	3	3	0	0	0	< .01	6	< .1	0	8	1	< 1	0	3200
117081	1	127	3	41	0	7	24	363	4	596	0	4	0	68	0	1	0	93	2	0	4	3	1	23	0	1	2	0	0	0	0	5	< .1	1	8	1	< 1	< .01	4000
117082	1	156	3	47	0	7	25	445	5	860	0	5	0	57	0	1	1	110	2	0	4	3	1	22	0	3	2	0	0	0	< .01	5	< .1	1	8	2	< 1	< .01	3100
117083	2	144	4	56	0	6	28	639	6	1440	0	8	0	128	0	2	2	152	3	0	5	5	2	55	0	3	4	0	0	0	< .01	12	0	1	11	2	< 1	0	3100
117084	1	218	6	64	0	8	25	935	5	3500	0	22	0	203	0	3	1	100	6	0	7	3	2	86	0	4	3	0	0	0	< .01	12	0	1	7	2	< 1	0	2700
117085	1	82	3	66	0	7	20	880	6	325	0	9	1	95	0	1	1	171	4	0	6	15	2	147	0	4	3	0	0	0	< .01	16	0	0	9	1	< 1	< .01	1900
117086	1	169	3	62	0	6	20	763	5	1513	0	5	0	86	0	1	1	158	3	0	5	4	2	100	0	4	3	0	0	0	< .01	13	0	0	10	1	< 1	< .01	2000
117087	1	156	3	52	0	6	14	463	4	3347	0	12	1	43	0	1	1	90	1	0	6	11	1	35	0	4	2	0	0	0	< .01	6	< .1	0	7	2	< 1	0	4500
117088	1	113	3	68	0	6	23	857	5	3687	0	49	1	91	0	1	1	136	4	0	7	5	1	66	0	3	3	0	0	0	< .01	12	0	0	8	1	< 1	0	1800
117089	1	57	3	58	0	5	25	721	4	1893	2	49	2	111	0	1	1	109	3	0	6	15	1	64	0	4	3	0	0	0	< .01	11	0	0	8	1	< 1	0	2400
117090	1	149	6	68	0	5	15	677	5	1509	0	30	0	71	0	2	0	140	3	0	5	13	2	53	0	3	2	0	0	0	< .01	12	0	0	9	1	< 1	0	3900
117091	3	47	4	57	0	4	11	502	3	233	0	8	1	50	0	1	0	100	2	0	5	8	1	28	0	4	2	0	0	0	< .01	7	< .1	< .05	6	1	< 1	0	3600
117092	1	141	6	90	0	8	29	1290	7	963	0	17	1	243	0	2	0	208	5	0	5	7	2	129	0	5	2	0	0	0	< .01	25	< .1	1	9	1	< 1	0	3500
117093	1	115	7	52	0	5	31	633	4	3023	0	41	0	94	0	2	1	140	3	0	4	4	1	49	0	3	2	0	0	0	0	12	< .1	1	6	2	< 1	0	3600
117094	1	79	9	60	0	5	25	706	5	4929	0	66	1	96	0	3	2	173	3	0	5	5	1	127	0	4	2	0	0	0	< .01	15	< .1	1	7	1	< 1	0	3500
117095	1	54	9	56	0	2	18	553	4	7542	0	90	0	146	0	3	3	83	4	0	5	4	1	107	0	7	3	0	0	0	< .01	10	0	1	8	1	< 1	0	3700
117096	1	64	10	73	0	3	16	1037	5	880	1	149	1	172	0	4	1	126	6	0	5	4	1	114	0	5	3	0	0	0	< .01	17	0	1	8	1	< 1	0	2800
117097	2	68	10	59	0	5	15	750	5	703	0	38	1	154	0	2	1	109	4	0	6	7	1	102	0	5	2	0	0	0	< .01	12	0	1	7	1	< 1	0	3000
117098	1	99	9	77	0	5	18	758	6	298	1	23	1	98	0	3	1	177	3	0	5	5	2	157	0	7	2	0	0	0	< .01	19	0	1	8	1	< 1	0	3400
117099	1	78	12	77	0	6	24	855	6	119	1	16	1	114	0	3	1	158	4	0	7	10	2	120	0	5	2	0	0	0	< .01	17	0	1	8	1	< 1	0	3900
117100	1	83	11	67	0	5	18	842	5	96	1	27	1	133	0	3	1	131	4	0	8	11	2	137	0	6	2	0	0	0	< .01	16	0	1	7	1	< 1	0	2000
STANDARD DS5/AU-1	13	138	25	133	0	23	12	741	3	18	6	40	3	49	5	4	6	58	1	0	12	181	1	145	0	17	2	0	0	5	0	4	1	< .05	6	5	< 1	3	-
117101	1	11	10	52	0	15	11	456	2	45	0	5	1	148	< .1	1	0	31	3	0	8	26	1	57	0	5	1	0	0	0	< .01	5	0	0	5	< .5	< 1	< .01	3200
117102	0	2	12	50	< .1	14	10	448	2	35	0	4	1	188	< .1	1	0	27	3	0	7	21	1	58	0	3	1	0	0	< .1	< .01	5	0	0	4	< .5	< 1	0	3000
RE 117102	0	2	11	50	< .1	14	10	433	2	33	0	4	1	173	< .1	1	0	27	3	0	7	22	1	53	0	3	1	0	0	< .1	< .01	4	< .1	0	4	< .5	< 1	< .01	-
RRE 117102	0	2	11	47	< .1	13	9	432	2	32	0	3	1	170	< .1	1	0	24	3	0	7	20	1	48	0	2	1	0	0	0	< .01	5	< .1	0	4	< .5	< 1	< .01	-
117103 ROCK	1	39	5	89	0	9	9	338	2	4	1	1	1	131	0	1	< .1	61	4	0	5	26	1	69	0	3	1	0	0	0	0	3	< .1	0	5	< .5	< 1	< .01	1300
117104 PULP	19	109	4	45	0	789	27	730	4	2	1	9022	2	102	< .1	0	0	99	1	0	7	1118	1	142	0	2	2	0	0	3	< .01	3	< .1	< .05	6	< .5	< 1	10	-
117105 PULP	14	55	14	44	0	602	18	558	3	6	2	320	3	70	0	1	0	51	1	0	8	905	1	163	0	4	1	0	0	3	0	3	0	< .05	5	< .5	< 1	1	-
STANDARD DS5/AU-1	13	139	25	132	0	24	12	750	3	18	6	39	3	50	6	4	6	59	1	0	12	191	1	144	0	16	2	0	0	4	0	3	1	< .05	6	5	< 1	3	-
A401445

From ACME ANALYTICAL LABORATORIES LTD. 852 E. HASTINGS ST. VANCOUVER BC V6A 1R6 PHONE(604)253-3158 FAX(604)253-1716 @ CSV TEXT FORMAT
To Logan Resources Ltd. PROJECT REDFORD
Acme file # A401445 Page 1 Received: APR 13 2004 * 166 samples in this disk file.
Analysis: GROUP 1DX - 0.50 GM
AU** BY FIRE ASSAY FROM 1 A.T. SAMPLE.
ELEMENT	Mo	Cu	Pb	Zn	Ag	Ni	Co	Mn	Fe	As	U	Au	Th	Sr	Cd	Sb	Bi	V	Ca	P	La	Cr	Mg	Ba	Ti	B	Al	Na	K	W	Hg	Sc	Tl	S	Ga	Se	Te	Au**	Sample
SAMPLES	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppb	ppm	ppm	ppm	ppm	ppm	ppm	%	%	ppm	ppm	%	ppm	%	ppm	%	%	%	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	gm/mt	gm
SI	0	2	1	3	< .1	0	< .1	1	0	< .5	< .1	< .5	< .1	2	< .1	0	< .1	< 1	0	0	< 1	< 1.0	< .01	2	0	< 1	0	0	< .01	0	< .01	< .1	< .1	< .05	< 1	< .5	< 1	< .01	-
117106	1	46	5	57	0	5	18	603	4	86	0	5	1	155	0	1	< .1	139	3	0	3	9	1	53	0	2	3	0	0	0	< .01	8	< .1	< .05	9	< .5	< 1	< .01	3000
117107	1	15	3	53	0	9	26	543	3	63	0	4	1	113	0	1	< .1	125	2	0	3	27	1	31	0	2	2	0	0	1	< .01	8	< .1	< .05	6	< .5	< 1	0	2800
117108	1	91	4	54	0	6	17	556	3	73	0	8	1	171	0	1	< .1	111	3	0	4	13	1	34	0	4	3	1	0	0	< .01	8	< .1	< .05	9	< .5	< 1	0	3200
117109	1	73	11	55	0	4	19	649	3	152	0	13	1	94	0	1	0	107	2	0	4	8	1	22	0	6	3	0	0	1	< .01	8	< .1	< .05	7	< .5	< 1	0	3700
117110	0	228	7	62	1	4	21	880	4	756	0	16	1	89	0	1	0	126	3	0	5	7	1	18	0	9	3	0	0	0	< .01	10	< .1	< .05	9	< .5	< 1	0	3600
117111	1	163	27	71	1	4	20	546	3	733	0	19	1	70	1	1	0	90	2	0	5	6	1	18	0	4	2	0	0	1	< .01	7	< .1	0	6	1	< 1	0	3800
117112	1	164	11	59	1	4	19	516	3	756	0	12	1	86	1	1	0	91	2	0	5	6	1	24	0	4	2	0	0	0	0	7	< .1	0	7	1	< 1	0	3500
117113	1	65	7	47	0	5	21	524	3	610	0	11	1	92	1	1	0	109	2	0	3	10	1	22	0	4	2	0	0	1	< .01	8	< .1	< .05	6	< .5	< 1	0	3600
117114	0	34	6	36	0	8	21	465	2	191	0	5	1	142	0	1	0	97	3	0	3	25	1	24	0	3	3	0	0	0	< .01	10	< .1	< .05	7	< .5	< 1	< .01	3400
117115	1	66	8	51	0	8	19	557	3	660	0	23	1	99	0	1	0	122	2	0	3	21	1	24	0	2	2	0	0	1	0	8	< .1	0	7	< .5	< 1	0	3500
117116	0	50	8	54	0	12	20	579	3	151	0	5	1	107	0	1	0	111	2	0	3	32	1	24	0	3	3	0	0	0	< .01	9	< .1	< .05	6	< .5	< 1	0	3100
RE 117116	0	48	8	54	0	11	19	573	3	148	0	11	1	108	0	1	0	109	2	0	3	32	1	23	0	4	2	0	0	0	< .01	9	< .1	< .05	6	< .5	< 1	< .01	-
RRE 117116	1	48	8	50	0	12	18	555	3	156	0	5	1	104	0	1	0	105	2	0	3	32	1	22	0	4	2	0	0	1	< .01	8	< .1	< .05	6	< .5	< 1	0	-
117117	0	9	2	82	0	47	24	778	4	136	0	20	3	88	0	1	0	88	2	0	6	97	2	19	0	2	3	0	0	0	< .01	8	< .1	< .05	10	< .5	< 1	0	2200
117118	1	47	8	55	0	9	21	552	3	103	0	7	2	98	0	1	0	117	2	0	4	18	1	19	0	9	2	0	0	1	0	9	< .1	< .05	6	< .5	< 1	0	2800
117119	1	43	3	42	0	7	19	549	3	73	1	5	2	114	0	1	0	103	3	0	4	20	1	24	0	3	3	0	0	0	< .01	9	< .1	< .05	7	< .5	< 1	0	3700
117120	1	34	6	52	0	6	18	638	3	74	0	7	1	57	0	1	0	104	3	0	6	14	1	14	0	5	2	0	0	1	< .01	9	< .1	< .05	6	< .5	< 1	0	4000
117121	0	32	7	46	0	2	10	502	2	90	1	24	2	76	0	1	0	58	2	0	6	4	1	18	0	4	2	0	0	0	< .01	5	< .1	< .05	6	< .5	< 1	0	3400
117122	1	96	8	48	0	5	23	481	3	218	0	5	1	93	0	1	0	102	2	0	5	6	1	27	0	4	3	0	0	1	< .01	7	< .1	0	7	1	< 1	0	4600
117123	1	53	7	47	0	7	20	648	4	311	0	5	1	120	0	1	0	113	3	0	7	14	1	54	0	6	3	0	0	0	< .01	10	0	0	7	< .5	< 1	0	3100
117124 ROCK	1	48	4	96	0	13	10	402	2	9	1	2	1	134	0	1	< .1	67	5	0	6	30	1	68	0	2	2	0	0	0	0	3	< .1	0	5	< .5	< 1	< .01	600
117125 PULP	22	120	4	50	0	845	30	769	4	2	1	9686	3	100	< .1	1	0	102	1	0	8	1309	1	159	0	< 1	2	0	0	3	0	4	< .1	< .05	6	< .5	< 1	10	-
117126	1	32	6	43	0	5	13	556	3	32	0	1	1	167	0	2	0	91	3	0	5	10	1	25	0	4	3	0	0	1	< .01	6	< .1	0	7	< .5	< 1	0	2800
117127	1	10	17	76	0	2	13	946	4	101	0	39	1	163	1	3	0	74	5	0	6	5	1	35	0	4	3	0	0	0	0	7	0	0	8	< .5	< 1	0	2200
117128	2	26	41	138	0	2	11	852	3	79	0	9	1	110	2	1	0	90	4	0	7	5	1	23	0	2	3	0	0	1	< .01	10	< .1	< .05	7	< .5	< 1	0	2700
117129	1	7	14	66	0	1	11	807	3	40	0	8	1	169	1	2	0	82	4	0	5	5	1	33	0	5	3	0	0	0	< .01	8	< .1	< .05	9	< .5	< 1	0	3700
117130	1	32	10	64	0	2	13	822	4	117	0	8	1	101	1	1	0	93	4	0	6	6	1	34	0	2	3	0	0	1	< .01	9	< .1	0	8	< .5	< 1	0	3200
117131	1	68	11	50	0	2	11	499	3	50	0	7	1	140	0	1	0	70	3	0	6	5	1	30	0	2	3	0	0	0	< .01	6	< .1	0	7	< .5	< 1	0	3500
117132	2	51	6	50	0	3	17	558	3	38	0	2	1	160	0	2	0	81	3	0	5	8	1	25	0	4	3	0	0	1	< .01	5	< .1	0	8	< .5	< 1	0	3700
117133	1	33	7	52	0	2	14	563	3	36	0	2	1	123	0	2	0	78	2	0	5	6	1	32	0	4	3	0	0	0	0	6	< .1	0	8	< .5	< 1	< .01	2100
117134	1	35	7	52	0	2	14	542	2	149	1	4	2	75	0	1	0	69	2	0	7	7	1	23	0	4	2	0	0	1	< .01	5	< .1	< .05	6	< .5	< 1	< .01	2900
117135	1	155	9	54	0	2	21	467	2	1176	0	9	2	73	0	1	0	59	2	0	7	3	1	29	0	2	2	0	0	0	< .01	5	< .1	0	6	< .5	< 1	0	2100
117136	1	36	11	49	0	2	20	453	2	1477	0	7	1	70	0	1	0	56	2	0	6	5	1	27	0	4	2	0	0	1	< .01	5	< .1	< .05	5	< .5	< 1	0	2300
117137	1	15	5	42	0	2	24	545	2	2009	0	9	1	74	0	2	0	65	3	0	7	5	1	29	0	3	2	0	0	1	< .01	6	< .1	0	6	< .5	< 1	0	2400
STANDARD DS5/AU-1	13	141	26	139	0	24	12	755	3	19	6	42	3	46	6	4	6	59	1	0	12	178	1	134	0	16	2	0	0	5	0	3	1	< .05	6	5	< 1	3	-
117138	1	41	3	48	0	3	12	629	3	536	0	13	1	87	0	1	0	73	3	0	6	5	1	29	0	3	2	0	0	1	0	7	< .1	0	6	< .5	< 1	0	2800
117139	2	16	2	43	0	3	41	556	3	6146	0	84	1	112	0	5	0	64	3	0	6	4	1	37	0	4	3	0	0	0	< .01	7	< .1	0	6	2	< 1	0	2100
117140	1	28	5	53	0	2	41	701	4	9971	0	66	1	165	0	8	1	74	4	0	5	6	1	40	0	2	3	0	0	1	< .01	8	< .1	0	7	1	< 1	0	2300
117141	1	9	4	55	0	1	21	856	3	287	0	11	1	134	0	1	0	84	4	0	6	3	1	40	0	3	3	0	0	0	< .01	11	< .1	< .05	8	< .5	< 1	0	1900
117142	1	40	9	69	0	2	11	931	3	434	0	11	1	124	0	1	0	83	4	0	6	4	1	38	0	1	3	0	0	0	< .01	11	< .1	0	8	< .5	< 1	0	3200
117143	1	34	6	69	0	2	23	1127	5	7143	0	95	1	122	0	5	1	103	6	0	8	3	2	55	0	3	3	0	0	0	< .01	12	0	0	7	1	< 1	0	1700
117144	1	23	7	83	0	2	21	1164	4	3458	0	131	1	108	0	4	1	87	6	0	8	3	2	46	0	4	3	0	0	0	< .01	12	0	0	6	1	< 1	0	1800
117145	1	22	7	76	0	2	15	899	4	3041	0	30	1	144	0	3	0	95	5	0	7	4	1	98	0	3	3	0	0	0	< .01	11	0	0	8	1	< 1	0	2300
117146	1	24	7	82	< .1	7	17	925	5	2052	0	21	1	96	0	3	0	103	5	0	8	8	2	83	0	5	3	0	0	0	< .01	14	0	0	8	1	< 1	0	2100
117147	1	72	4	86	0	127	46	1086	5	1607	0	48	1	105	0	5	0	81	7	0	6	313	2	49	0	3	3	0	0	1	< .01	12	0	0	7	< .5	< 1	0	3100
RE 117147	1	71	5	84	0	125	44	1057	5	1549	0	49	1	103	0	5	0	80	7	0	6	296	2	47	0	4	3	0	0	1	< .01	12	0	< .05	7	< .5	< 1	0	-
RRE 117147	1	70	4	88	0	129	47	1082	5	1573	0	51	1	105	0	5	0	81	7	0	6	312	2	48	0	3	3	0	0	1	< .01	12	0	< .05	7	< .5	< 1	0	-
117148	0	22	3	66	0	358	76	628	3	1038	0	48	1	66	0	2	0	61	2	0	3	484	2	170	0	8	3	0	1	0	< .01	6	0	< .05	6	< .5	< 1	0	1300
117149 ROCK	1	44	4	87	0	11	9	327	2	13	1	2	1	116	0	1	< .1	58	4	0	5	22	1	59	0	4	1	0	0	0	0	3	< .1	0	5	< .5	< 1	0	500
117150 PULP	23	119	4	48	0	863	31	761	5	2	1	9654	2	99	< .1	1	0	105	1	0	9	1295	1	158	0	< 1	2	0	0	3	< .01	4	< .1	< .05	6	< .5	< 1	10	-
117151	1	6	4	46	< .1	210	45	458	2	558	0	7	1	67	0	3	0	36	2	0	2	297	1	82	0	3	2	0	0	0	< .01	4	0	< .05	4	< .5	< 1	0	3300
117152	1	4	4	40	< .1	169	32	338	2	251	0	4	2	44	0	2	0	29	1	0	2	233	1	77	0	2	2	0	0	0	< .01	2	0	< .05	3	< .5	< 1	0	3600
117153	0	38	7	52	0	77	28	379	2	396	0	3	1	115	0	2	0	68	2	0	2	134	1	125	0	2	3	0	0	0	< .01	3	0	< .05	6	< .5	< 1	0	3300
117154	1	68	7	57	0	4	29	371	3	2468	0	19	1	141	0	2	2	90	3	0	3	7	1	201	0	3	4	1	1	0	0	5	0	0	8	1	< 1	0	3100
117155	1	11	6	51	0	38	29	469	2	2413	0	35	1	151	0	3	1	97	3	0	3	41	1	53	0	4	4	0	0	0	< .01	8	0	0	9	1	< 1	0	2300
117156	0	10	5	60	< .1	191	40	563	3	567	0	27	1	110	0	2	1	75	3	0	3	297	3	100	0	4	4	0	1	0	< .01	6	0	< .05	7	< .5	< 1	0	2400
117157	1	3	9	73	0	223	42	699	3	985	1	51	2	136	0	2	1	49	4	0	4	451	2	75	0	4	4	0	0	0	< .01	6	0	< .05	7	< .5	< 1	0	2300
117158	0	3	4	42	< .1	33	21	489	2	3823	0	24	1	212	0	2	1	56	4	0	3	110	1	35	0	4	5	1	0	0	< .01	6	< .1	0	10	1	< 1	0	2600
117159	1	12	5	49	0	59	32	574	3	9630	1	168	2	170	0	6	3	57	4	0	2	342	1	45	0	2	5	0	0	0	< .01	7	< .1	0	8	2	< 1	0	2500
117160	3	12	6	52	0	164	46	517	3	7390	0	87	1	149	0	6	4	50	4	0	2	504	2	70	0	5	4	0	0	0	< .01	4	0	0	7	1	< 1	0	2000
117161	2	7	4	69	0	218	57	587	4	>10000	0	554	1	87	0	10	15	68	3	0	2	411	2	45	0	8	3	0	0	0	< .01	6	0	1	6	2	3	1	1500
117162	1	8	5	59	0	17	19	688	3	8488	0	54	1	139	0	5	3	87	5	0	3	41	2	29	0	2	4	0	0	0	< .01	7	< .1	0	7	1	< 1	0	1800
117163	1	20	6	69	0	56	27	675	3	2348	0	187	1	122	0	4	2	81	4	0	2	88	2	27	0	3	4	0	0	0	< .01	8	< .1	0	8	< .5	< 1	0	1400
117164	3	31	4	80	0	176	48	1028	5	7609	0	153	1	75	0	7	1	101	5	0	2	591	3	38	0	4	4	0	0	0	< .01	12	0	0	7	1	< 1	0	2500
117165	1	40	4	79	0	25	18	1005	4	8301	0	193	1	84	0	24	2	106	5	0	6	119	2	35	0	2	3	0	0	1	0	12	0	0	7	1	< 1	0	3100
117166	1	39	2	51	0	24	30	625	3	2095	0	52	1	86	0	2	0	101	3	0	4	65	1	39	0	3	3	0	0	1	< .01	8	< .1	0	7	< .5	< 1	0	3700
117167	2	18	2	37	< .1	8	20	425	2	267	0	34	1	140	0	1	0	72	3	0	4	22	1	43	0	1	3	0	0	3	< .01	5	< .1	< .05	8	< .5	< 1	0	2600
117168	1	15	2	22	0	2	10	289	1	606	2	26	8	107	< .1	2	0	14	3	0	11	4	0	57	0	3	2	0	0	1	< .01	2	< .1	< .05	3	< .5	< 1	0	2400
117169	1	19	3	29	0	4	12	385	2	4625	1	94	6	138	0	4	0	34	3	0	9	23	0	41	0	3	2	0	0	3	0	5	< .1	0	5	1	< 1	0	2800
STANDARD DS5/AU-1	13	140	25	139	0	24	12	749	3	19	6	41	3	47	5	4	6	58	1	0	13	188	1	135	0	16	2	0	0	5	0	3	1	< .05	7	5	< 1	3	-
117170	0	8	3	21	< .1	3	7	237	1	672	1	11	8	173	0	1	0	17	2	0	9	8	0	40	0	4	2	0	0	1	< .01	3	< .1	< .05	4	< .5	< 1	0	3000
117171	2	5	4	43	< .1	37	10	337	2	763	0	9	2	282	0	1	0	41	3	0	6	68	1	52	0	3	5	1	0	2	< .01	2	< .1	< .05	15	< .5	< 1	0	2400
117172	1	5	3	50	< .1	39	11	310	3	8393	0	74	1	251	0	1	1	44	3	0	5	64	1	51	0	3	4	1	0	0	< .01	2	0	0	15	1	< 1	0	2600
117173	2	14	4	53	< .1	39	12	325	3	>10000	0	82	1	283	0	3	3	44	3	0	5	67	1	64	0	3	5	1	0	2	< .01	2	0	0	15	1	< 1	0	2400
117174 ROCK	1	41	4	92	0	11	9	362	2	45	1	1	1	138	0	1	0	65	5	0	6	29	1	65	0	4	2	0	0	1	0	3	< .1	0	5	< .5	< 1	< .01	800
117175 PULP	22	112	4	45	0	840	28	737	4	3	1	9768	3	100	< .1	1	0	101	1	0	9	1285	1	149	0	2	2	0	0	3	< .01	3	< .1	< .05	6	< .5	< 1	10	-
117176	1	31	4	38	0	3	6	249	2	>10000	1	147	2	118	0	4	4	24	2	0	7	14	0	35	0	2	3	0	0	0	< .01	2	< .1	0	6	1	< 1	0	2900
117177	1	26	5	118	0	2	4	254	2	7068	1	112	2	54	2	3	2	16	1	0	8	16	0	24	0	2	2	0	0	3	< .01	2	< .1	0	4	< .5	< 1	0	2100
117178	1	69	10	497	0	1	4	204	2	9953	0	65	2	45	7	4	7	16	1	0	6	8	0	27	0	2	1	0	0	0	0	2	< .1	0	4	< .5	< 1	0	2400
117179	1	12	4	29	0	2	4	252	1	3101	1	13	3	26	0	1	2	16	1	0	7	12	0	22	0	2	1	0	0	3	< .01	2	< .1	0	4	< .5	< 1	0	2200
117180	1	16	3	38	0	2	8	335	2	1296	1	13	4	41	0	1	0	46	1	0	7	8	1	24	0	4	2	0	0	0	< .01	3	< .1	0	6	< .5	< 1	0	2600
117181	1	62	2	42	0	4	15	464	3	168	0	1	1	122	0	1	0	85	2	0	6	10	1	29	0	6	3	0	0	1	< .01	5	< .1	0	8	< .5	< 1	0	4100
117182	2	24	2	43	< .1	10	23	462	3	267	0	6	1	71	0	1	0	91	2	0	4	26	1	12	0	5	2	0	0	3	< .01	7	< .1	< .05	6	< .5	< 1	0	3800
RE 117182	2	24	2	41	< .1	10	24	461	2	262	0	11	1	72	0	1	0	91	2	0	4	26	1	13	0	6	2	0	0	3	< .01	7	< .1	< .05	6	< .5	< 1	0	-
RRE 117182	2	23	2	41	< .1	10	22	449	2	252	0	4	1	71	< .1	1	0	89	2	0	4	27	1	12	0	4	2	0	0	3	< .01	7	< .1	< .05	6	< .5	< 1	0	-
117183	0	17	3	55	0	6	12	590	3	158	1	2	3	58	0	1	0	70	3	0	7	23	1	22	0	4	2	0	0	0	< .01	8	< .1	< .05	7	< .5	< 1	< .01	3200
117184	1	14	3	25	< .1	2	3	472	2	359	1	2	4	43	0	2	0	17	3	0	7	15	0	13	0	5	2	0	0	3	< .01	2	< .1	< .05	7	< .5	< 1	< .01	3400
117185	0	12	4	26	< .1	1	6	374	2	547	1	3	4	44	0	1	0	24	2	0	7	8	0	37	0	4	2	0	0	0	< .01	3	< .1	0	5	< .5	< 1	< .01	2200
117186	1	80	3	76	0	7	22	648	6	281	0	2	1	67	< .1	1	0	160	2	0	5	21	2	194	0	3	3	0	1	1	< .01	11	0	1	10	< .5	< 1	< .01	3000
117187	1	63	2	59	0	5	22	566	4	2063	0	11	1	76	0	1	0	119	2	0	7	12	1	30	0	3	3	0	0	0	< .01	7	0	1	10	1	< 1	0	2800
117188	1	11	3	37	< .1	3	8	424	2	841	1	5	4	44	0	1	0	44	2	0	7	12	1	20	0	2	1	0	0	2	< .01	4	< .1	0	6	< .5	< 1	0	2400
117189	0	7	4	30	< .1	2	4	292	2	778	1	2	4	26	0	1	0	28	1	0	7	10	0	28	0	3	1	0	0	0	< .01	2	< .1	< .05	5	< .5	< 1	< .01	3600
117190	1	30	4	74	0	13	25	606	4	1428	1	3	2	52	0	1	0	136	2	0	7	36	2	64	0	1	2	0	0	1	< .01	7	0	0	10	< .5	< 1	< .01	1700
117191	0	19	3	31	< .1	3	6	284	2	271	2	2	5	28	0	1	0	35	1	0	8	11	1	23	0	3	1	0	0	0	< .01	3	< .1	< .05	5	< .5	< 1	< .01	3400
117192	2	87	4	41	0	49	27	461	3	1487	1	4	3	161	0	2	1	86	3	0	5	104	1	82	0	4	4	0	0	1	< .01	6	0	0	9	1	< 1	< .01	2900
117193	1	29	4	52	0	20	11	409	3	325	1	4	3	38	0	1	0	52	1	0	10	59	1	63	0	2	1	0	0	0	0	5	0	0	8	< .5	< 1	< .01	3300
117194	2	40	3	45	0	9	8	343	2	589	1	4	4	29	0	1	0	40	1	0	13	27	1	37	0	1	1	0	0	2	< .01	4	0	0	8	< .5	< 1	< .01	2000
117195	1	18	2	44	< .1	11	10	318	2	1100	1	5	4	41	0	1	0	40	1	0	11	22	1	85	0	1	1	0	0	0	< .01	4	0	0	7	< .5	< 1	< .01	1500
117196	1	4	1	49	< .1	23	21	458	3	1074	0	4	1	63	< .1	1	0	68	1	0	3	42	1	89	0	2	2	0	0	1	< .01	4	0	< .05	7	< .5	< 1	< .01	1100
117197	1	35	2	61	< .1	5	22	530	4	1028	0	7	1	71	< .1	1	0	101	2	0	6	10	1	93	0	1	2	0	1	0	< .01	6	0	0	9	< .5	< 1	< .01	2300
117198	1	4	2	48	< .1	32	9	363	3	199	0	3	3	130	< .1	0	0	49	2	0	8	47	1	47	0	3	3	0	0	2	< .01	5	0	< .05	11	< .5	< 1	< .01	2800
117199 ROCK	1	39	4	92	0	11	9	344	2	6	1	2	1	132	0	1	0	61	4	0	5	22	1	79	0	2	2	0	0	0	< .01	3	< .1	0	5	< .5	< 1	< .01	900
117200 PULP	19	67	16	48	0	800	23	606	3	8	1	769	3	74	0	1	0	54	1	0	9	1229	1	176	0	4	1	0	0	4	0	4	0	< .05	5	< .5	< 1	1	-
117201	1	12	3	44	< .1	28	17	346	2	941	1	11	3	130	0	1	1	51	2	0	9	34	1	36	0	3	3	0	0	0	< .01	5	0	0	10	< .5	< 1	0	3600
STANDARD DS5/AU-1	13	143	25	138	0	24	12	779	3	19	7	42	3	48	6	4	6	62	1	0	13	177	1	137	0	17	2	0	0	5	0	3	1	< .05	7	5	< 1	3	-
117202	1	82	3	66	0	49	25	652	4	331	0	3	1	120	0	1	0	115	3	0	4	90	2	143	0	4	4	0	1	0	< .01	8	0	0	9	< .5	< 1	< .01	3200
117203	1	50	3	44	0	5	16	464	3	323	0	2	1	71	0	1	0	103	2	0	5	10	1	50	0	1	2	0	0	0	< .01	6	0	0	7	< .5	< 1	< .01	4100
117204	1	101	2	40	0	8	25	482	3	523	0	3	2	64	0	1	0	151	2	0	4	12	1	32	0	2	2	0	0	0	0	7	< .1	1	7	1	< 1	< .01	3800
117205	1	61	3	67	0	18	26	904	4	829	0	37	1	120	0	2	0	152	5	0	5	50	2	79	0	3	3	0	0	0	< .01	19	0	0	7	< .5	< 1	0	3600
117206	1	50	2	39	0	11	22	446	3	3134	0	4	1	126	0	1	2	117	2	0	4	31	1	50	0	2	3	0	0	0	0	6	0	0	7	1	< 1	0	3300
117207	2	63	5	22	0	3	4	212	2	>10000	1	27	5	30	0	4	8	21	1	0	12	13	0	38	0	2	1	0	0	0	< .01	3	< .1	1	3	1	< 1	0	2100
117208	1	50	4	34	0	8	7	318	3	>10000	1	64	4	33	0	3	22	33	1	0	11	18	1	31	0	< 1	1	0	0	0	< .01	3	0	1	7	1	4	0	2400
117209	2	66	3	32	0	8	7	267	2	8269	1	13	4	31	0	2	3	31	1	0	12	19	1	26	0	< 1	1	0	0	0	< .01	3	< .1	0	6	1	1	0	2700
117210	1	117	3	41	0	8	7	315	3	8002	1	15	4	31	0	2	1	38	1	0	13	21	1	19	0	< 1	1	0	0	0	< .01	4	< .1	0	7	1	1	0	2200
117211	2	30	4	42	0	8	7	304	3	>10000	1	46	4	38	0	2	3	37	1	0	11	23	1	21	0	1	1	0	0	0	< .01	4	< .1	0	7	1	1	0	2100
117212	2	31	3	39	0	8	7	327	3	>10000	1	81	5	44	< .1	3	2	35	1	0	12	19	1	26	0	< 1	1	0	0	0	< .01	4	< .1	0	7	1	1	0	1800
117213	2	16	4	35	0	10	8	299	3	>10000	1	52	4	44	0	3	3	32	1	0	11	20	1	28	0	< 1	1	0	0	0	< .01	4	< .1	1	6	1	2	0	2900
117214	35	52	3	19	0	2	5	321	2	7368	1	68	5	46	0	2	4	19	2	0	9	4	0	22	0	< 1	1	0	0	1	< .01	2	< .1	0	3	1	3	0	1300
117215	59	71	4	24	0	1	4	433	2	5924	2	260	3	65	0	2	16	24	2	0	6	8	0	22	0	< 1	1	0	0	0	< .01	2	< .1	0	5	1	6	0	1800
117216	100	69	5	27	0	2	5	360	2	3849	1	34	3	30	0	1	2	23	1	0	7	5	0	24	0	1	1	0	0	0	< .01	2	< .1	0	4	1	1	0	2500
117217	2	69	2	53	0	45	27	496	3	1620	0	5	2	90	< .1	1	1	100	2	0	4	98	2	170	0	2	4	0	1	0	< .01	5	0	0	9	1	< 1	< .01	3400
117218	1	26	1	44	0	14	11	313	2	83	1	3	5	45	< .1	0	< .1	47	1	0	8	37	1	31	0	< 1	2	0	0	0	< .01	4	0	< .05	6	< .5	< 1	< .01	3700
117219	1	13	2	42	< .1	14	12	331	2	97	1	3	5	45	< .1	1	< .1	44	1	0	7	41	1	21	0	< 1	2	0	0	0	< .01	5	< .1	< .05	6	< .5	< 1	0	3600
117220	1	19	3	37	0	14	13	310	3	>10000	0	32	3	53	< .1	3	2	54	1	0	8	33	1	26	0	< 1	2	0	0	0	< .01	4	0	1	6	2	1	0	2000
RE 117220	1	18	2	37	0	14	13	309	3	>10000	0	32	3	53	0	3	2	54	1	0	8	34	1	26	0	< 1	2	0	0	0	< .01	4	0	1	6	2	1	0	-
RRE 117220	2	16	2	36	0	16	13	303	3	>10000	0	34	3	52	< .1	3	2	53	1	0	7	36	1	24	0	1	2	0	0	0	< .01	4	0	1	6	2	1	0	-
117221	1	264	2	83	0	8	31	566	6	6762	0	45	1	52	0	2	2	228	1	0	5	4	2	160	0	2	3	0	1	0	0	10	1	1	10	2	< 1	0	2300
117222	1	88	3	44	0	65	38	515	4	9216	0	18	1	217	< .1	3	3	110	3	0	4	151	2	35	0	3	5	0	0	0	< .01	6	0	1	11	1	< 1	0	2700
117223	1	102	3	45	0	15	20	422	4	5299	0	59	1	60	0	1	2	101	2	0	5	27	1	28	0	3	2	0	0	0	0	6	< .1	1	8	2	< 1	0	2900
117224 ROCK	1	44	4	95	0	12	9	370	2	46	1	2	1	133	0	1	0	69	4	0	6	27	1	72	0	2	2	0	0	0	0	4	< .1	0	5	< .5	< 1	< .01	700
117225 PULP	15	61	15	43	0	727	21	559	3	7	1	462	2	67	0	1	0	55	1	0	9	1027	1	161	0	2	1	0	0	3	0	4	0	< .05	5	< .5	< 1	1	-
117226	1	73	2	43	0	4	21	463	4	8447	0	14	1	48	0	2	3	108	2	0	5	2	1	31	0	2	3	0	0	0	0	7	< .1	1	9	1	< 1	0	3100
117227	1	41	2	43	0	10	23	419	3	5061	1	16	1	44	0	1	1	95	1	0	4	23	1	16	0	< 1	2	0	0	0	< .01	7	< .1	0	6	1	< 1	0	3800
117228	2	96	2	46	0	6	15	447	3	4906	1	40	3	34	0	1	0	85	1	0	6	12	1	13	0	2	2	0	0	0	0	6	< .1	0	6	1	< 1	0	3300
117229	12	82	3	62	0	4	13	725	4	5532	1	59	2	36	0	2	1	111	3	0	6	11	1	8	0	< 1	2	0	0	0	< .01	8	< .1	0	10	1	< 1	0	3400
117230	1	51	2	46	0	5	13	462	3	7292	1	154	1	31	0	1	1	76	1	0	7	9	1	23	0	3	2	0	0	0	0	6	< .1	0	7	1	< 1	0	3200
117231	2	44	1	38	0	3	11	335	3	2532	1	11	2	28	< .1	1	1	66	1	0	7	7	1	118	0	3	2	0	0	0	0	4	0	0	7	1	< 1	0	3600
117232	2	66	1	45	0	4	15	390	4	965	1	4	2	34	< .1	1	1	88	1	0	8	9	1	191	0	4	2	0	1	0	0	6	0	1	8	1	< 1	0	3400
117233	1	58	1	34	0	4	15	339	3	1434	0	5	1	44	< .1	1	1	70	1	0	7	7	1	44	0	3	2	0	0	0	0	5	0	1	7	1	< 1	0	1600
STANDARD DS5/AU-1	13	143	25	137	0	25	12	738	3	20	6	44	3	47	6	4	6	59	1	0	13	186	1	136	0	16	2	0	0	5	0	4	1	< .05	7	5	< 1	3	-
117234	1	65	2	33	0	3	17	375	3	9647	1	38	3	82	0	2	3	88	2	0	6	5	1	73	0	4	3	0	0	0	< .01	5	0	1	8	2	< 1	0	2200
117235	1	77	3	29	0	3	11	272	2	658	3	2	5	32	< .1	1	1	55	1	0	6	10	1	63	0	3	2	0	0	0	< .01	4	0	0	5	1	< 1	< .01	2000
117236	1	85	7	55	0	9	25	522	5	1323	1	47	1	75	0	1	1	142	2	0	4	28	2	185	0	5	3	0	1	0	0	8	0	1	8	1	< 1	0	2800
117237	1	73	2	42	0	43	28	360	3	4296	1	15	1	61	0	2	2	92	1	0	3	82	1	218	0	3	3	0	1	1	< .01	5	0	1	6	1	< 1	0	3300
117238	1	89	1	36	0	35	25	329	3	3432	0	15	1	83	< .1	2	3	91	1	0	4	69	1	251	0	3	2	0	1	0	0	5	0	1	7	1	< 1	0	3500
117239	1	109	2	45	0	5	22	458	5	3886	1	43	2	47	< .1	2	2	126	2	0	5	8	1	75	0	2	2	0	0	0	< .01	7	0	1	7	2	< 1	0	3000
117240	1	72	2	32	0	5	18	317	3	4383	1	65	2	40	< .1	1	1	80	1	0	4	10	1	32	0	2	2	0	0	0	< .01	4	< .1	1	7	1	< 1	0	3200
117241	3	123	2	42	0	7	20	459	4	2121	1	34	2	45	< .1	1	1	101	2	0	5	20	1	53	0	4	2	0	0	0	< .01	6	0	1	8	2	< 1	0	3500
117242	1	63	9	60	0	19	12	414	3	32	0	3	2	84	< .1	1	1	72	2	0	8	48	1	26	0	2	2	0	0	0	< .01	7	< .1	< .05	9	< .5	< 1	0	3900
RE 117242	1	60	8	59	0	18	11	401	3	30	0	3	2	83	< .1	1	1	70	1	0	8	46	1	26	0	2	2	0	0	0	< .01	6	< .1	< .05	10	< .5	< 1	< .01	-
RRE 117242	1	59	8	59	0	17	10	395	3	23	0	3	2	79	< .1	1	1	69	1	0	7	46	1	24	0	2	2	0	0	0	< .01	6	< .1	< .05	9	< .5	< 1	0	-
117243	1	69	2	38	0	3	17	452	4	351	1	16	2	32	0	1	0	95	2	0	8	5	1	47	0	4	2	0	0	1	< .01	7	0	1	8	1	< 1	0	2700
117244	1	56	1	39	0	4	20	399	3	1656	1	44	2	30	0	1	0	91	2	0	8	7	1	37	0	3	2	0	0	0	< .01	5	< .1	1	8	1	< 1	0	2000
117245	1	74	2	48	0	4	22	504	4	1348	1	77	2	51	< .1	1	0	113	2	0	8	6	1	55	0	3	2	0	0	9	< .01	7	0	0	8	1	< 1	0	2100
117246	1	56	2	48	0	3	20	493	4	819	1	90	2	56	< .1	1	0	116	2	0	7	5	1	50	0	2	2	0	0	0	< .01	7	0	0	8	1	< 1	0	2400
117247	1	169	2	44	0	3	22	346	3	968	1	344	2	83	0	1	0	103	2	0	5	5	1	140	0	2	2	0	0	4	< .01	6	0	0	7	1	< 1	1	2300
117248	1	119	7	35	0	4	21	303	2	627	1	15	1	151	0	1	0	90	2	0	5	4	1	34	0	2	2	0	0	7	0	6	< .1	0	7	1	< 1	0	2100
117249 ROCK	1	40	4	93	0	11	9	372	2	9	1	1	1	135	0	1	0	68	4	0	6	25	1	98	0	2	2	0	0	0	< .01	3	< .1	0	5	< .5	< 1	0	800
117250 PULP	19	67	17	52	0	800	24	641	3	7	2	659	3	78	0	1	0	58	1	0	10	1238	1	178	0	3	1	0	0	3	0	4	0	< .05	6	< .5	< 1	1	-
117251	1	142	5	51	0	8	25	394	3	861	1	16	1	101	0	1	0	110	2	0	5	7	1	34	0	2	2	0	0	0	< .01	6	0	0	7	1	< 1	0	2100
117252	120	13	3	41	0	16	21	427	2	2124	1	48	2	75	< .1	1	0	83	2	0	4	33	1	23	0	2	2	0	0	1	< .01	5	< .1	0	6	< .5	< 1	0	2400
117253	1	9	4	46	0	19	23	484	2	1515	1	76	2	68	0	1	0	91	2	0	4	40	1	21	0	1	2	0	0	0	< .01	7	< .1	0	6	< .5	< 1	0	2200
117254	4	69	4	53	0	19	25	633	3	8171	1	663	2	205	0	5	2	100	4	0	4	40	1	57	0	3	3	0	0	>100	< .01	9	0	0	9	1	< 1	1	2000
117255	6	92	4	44	0	20	24	459	3	7129	1	612	2	169	0	4	2	90	3	0	4	39	1	47	0	4	3	0	0	>100	0	5	0	0	9	1	< 1	1	2300
117256	11	41	4	40	0	22	23	312	2	8511	0	332	1	150	0	3	1	62	2	0	3	43	1	53	0	3	3	0	0	43	< .01	5	< .1	0	8	1	< 1	0	3200
117257	5	12	6	55	0	11	10	393	3	1223	0	152	2	104	0	2	0	51	2	0	8	29	1	43	0	3	2	0	0	54	0	6	0	0	8	< .5	< 1	0	2600
117258	2	15	4	38	< .1	9	9	256	2	418	0	86	3	111	< .1	1	0	47	1	0	8	27	1	45	0	3	2	0	0	1	< .01	5	0	< .05	10	< .5	< 1	0	2000
117259	2	16	6	38	0	8	9	369	2	59	0	48	3	122	< .1	1	0	29	3	0	8	19	1	44	0	3	1	0	0	1	< .01	3	0	0	6	< .5	< 1	0	2100
117260	1	18	5	38	< .1	9	9	302	2	41	1	16	3	67	< .1	0	< .1	40	1	0	8	25	1	30	0	2	2	0	0	0	< .01	4	0	< .05	8	< .5	< 1	0	2800
STANDARD DS5/AU-1	13	140	25	139	0	24	12	777	3	19	7	41	3	50	6	4	6	62	1	0	13	183	1	136	0	17	2	0	0	5	0	4	1	< .05	7	5	< 1	3	-

VA04021912.xls

VA04021912 - Finalized
CLIENT : "LOGRES - Logan Resources Ltd."
# of SAMPLES : 50
DATE RECEIVED : 2004-04-21
PROJECT : " "
CERTIFICATE COMMENTS : ""
PO NUMBER : " "
	Au-AA23	ME-MS62	ME-MS62	ME-MS62
SAMPLE	Au	As	Bi	Te
DESCRIPTION	ppm	ppm	ppm	ppm
117032	0	5650	1	0
117033	0	8570	0	0
117034	0	9380	1	0
117035	0	8630	2	0
117037	<0.005	3970	2	<0.05
117038	0	>10000	4	0
117039	0	4390	1	0
117040	0	>10000	4	1
117041	0	>10000	1	0
117042	0	>10000	7	1
117043	0	>10000	7	0
117044	0	6350	5	0
117045	0	3160	1	0
117046	0	355	0	<0.05
117047	0	214	0	<0.05
117048	0	1950	3	0
117049	0	3110	1	0
117050	0	>10000	1	0
117051	0	>10000	2	0
117052	0	>10000	2	0
117053	0	9480	2	0
117054	0	9850	4	0
117055	0	3850	2	0
117056	0	1635	1	0
117057	0	2580	1	1
117058	0	>10000	6	2
117059	0	>10000	3	1
117060	0	7780	2	0
117061	0	>10000	8	1
117062	0	8620	4	0
117063	0	8690	4	0
117064	0	6960	4	0
117065	0	4790	1	0
117066	0	>10000	3	0
117067	0	3880	2	0
117068	0	5790	1	0
117074	0	1130	0	0
117080	0	896	1	0
117083	0	1040	2	0
117084	0	2970	1	0
117086	0	1350	1	0
117087	0	2930	1	0
117088	0	3140	2	1
117089	0	1940	1	0
117090	0	1450	1	0
117091	0	207	0	0
117092	0	579	0	0
117093	0	2720	1	0
117094	0	3550	2	0
117095	0	5790	3	0

A401511

ACME ANALYTICAL LABORATORIES LTD. 852 E. HASTINGS ST. VANCOUVER BC V6A 1R6 PHONE(604)253-3158 FAX(604)253-1716
Logan Resources Ltd. PROJECT REDFORD
Acme file # A401511 Received: APR 15 2004 * 74 samples in this disk file.
Analysis: GROUP 1DX - 0.50 GM
AU** BY FIRE ASSAY FROM 1 A.T. SAMPLE.
ELEMENT	Mo	Cu	Pb	Zn	Ag	Ni	Co	Mn	Fe	As	U	Au	Th	Sr	Cd	Sb	Bi	V	Ca	P	La	Cr	Mg	Ba	Ti	B	Al	Na	K	W	Hg	Sc	Tl	S	Ga	Se	Te	Au**	Sample
SAMPLES	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppb	ppm	ppm	ppm	ppm	ppm	ppm	%	%	ppm	ppm	%	ppm	%	ppm	%	%	%	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	gm/mt	gm
SI	< .1	2	0	5	< .1	0	< .1	1	0	< .5	< .1	1	< .1	2	< .1	0	< .1	< 1	0	< .001	< 1	< 1.0	< .01	2	< .001	< 1	0	0	< .01	< .1	< .01	0	< .1	< .05	< 1	< .5	< 1	< .01	-
117261	0	29	8	51	0	8	14	514	3	84	0	2	2	84	0	1	0	94	1	0	5	19	1	29	0	3	2	0	0	0	0	4	< .1	< .05	7	< .5	< 1	< .01	3100
117262	0	27	3	49	0	10	20	564	3	73	0	3	2	116	< .1	1	0	81	2	0	5	19	1	23	0	4	2	0	0	0	< .01	4	< .1	0	7	< .5	< 1	< .01	3500
117263	0	15	4	48	0	8	16	545	3	54	0	2	1	105	0	1	0	87	1	0	6	17	1	29	0	3	2	0	0	0	0	4	< .1	< .05	6	< .5	< 1	0	3300
117264	0	42	3	48	0	8	15	540	3	85	0	1	1	76	0	1	0	88	1	0	6	18	1	25	0	5	2	0	0	0	0	4	< .1	0	6	< .5	< 1	< .01	3300
117265	0	30	3	46	0	8	16	539	3	73	0	2	1	79	0	1	0	85	1	0	6	17	1	36	0	3	2	0	0	0	0	4	< .1	< .05	7	< .5	< 1	< .01	3000
117266	0	35	3	39	0	7	20	519	2	326	0	3	1	55	0	1	0	80	2	0	5	15	1	14	0	4	2	0	0	0	< .01	4	< .1	< .05	6	< .5	< 1	< .01	3700
117267	0	20	2	46	0	9	18	474	3	395	0	5	1	55	0	1	0	82	1	0	6	18	1	20	0	2	2	0	0	0	0	4	< .1	< .05	6	< .5	< 1	< .01	3600
117268	0	33	2	46	0	8	16	503	3	107	0	2	1	47	0	1	0	90	1	0	6	18	1	19	0	3	2	0	0	0	0	5	< .1	< .05	6	< .5	< 1	< .01	3500
117269	0	15	2	45	< .1	8	19	564	3	184	0	3	1	44	0	1	< .1	92	2	0	5	18	1	16	0	2	2	0	0	0	0	5	< .1	< .05	7	< .5	< 1	< .01	3300
117270	0	46	3	51	0	9	18	577	3	208	0	2	1	49	0	1	0	101	2	0	5	19	1	17	0	3	2	0	0	0	0	5	< .1	< .05	7	< .5	< 1	0	3600
117271	0	15	3	48	0	9	19	604	3	320	0	3	1	93	0	1	0	102	2	0	6	19	1	17	0	3	2	0	0	0	0	5	< .1	< .05	7	< .5	< 1	< .01	3700
117272	0	22	2	47	0	8	18	486	3	192	0	3	1	78	0	1	0	92	2	0	6	18	1	23	0	3	2	0	0	0	0	5	< .1	< .05	6	< .5	< 1	0	3500
117273	0	5	3	43	< .1	5	12	478	3	46	0	1	2	101	0	1	0	62	2	0	6	13	1	24	0	3	2	0	0	0	< .01	4	< .1	< .05	7	< .5	< 1	< .01	3500
117274 ROCK	1	44	5	96	0	11	10	365	2	5	1	1	1	150	0	1	0	66	5	0	6	23	1	74	0	3	2	0	0	0	< .01	3	< .1	0	5	< .5	< 1	0	800
117275 PULP	22	123	5	46	0	843	30	752	5	2	1	9351	3	108	< .1	1	0	103	1	0	9	1357	1	163	0	1	2	0	0	3	0	4	< .1	< .05	6	< .5	< 1	10	-
117276	0	10	3	48	< .1	7	15	601	3	260	0	4	2	100	0	1	0	83	2	0	7	15	1	24	0	2	2	0	0	0	0	5	< .1	< .05	7	< .5	< 1	0	3300
RE 117276	0	10	3	51	< .1	7	16	627	3	277	0	5	2	105	0	1	0	86	2	0	7	15	1	23	0	2	2	0	0	0	< .01	5	< .1	< .05	7	< .5	< 1	0	-
RRE 117276	0	10	3	49	< .1	7	16	603	3	308	0	6	2	103	0	1	0	83	2	0	7	24	1	22	0	2	2	0	0	0	0	5	< .1	< .05	7	< .5	< 1	0	-
117277	1	28	3	59	0	9	18	750	3	237	0	5	1	52	0	1	0	120	2	0	7	20	1	22	0	3	2	0	0	0	0	7	< .1	< .05	8	< .5	< 1	0	3300
117278	0	53	6	67	0	10	24	944	4	673	0	20	1	62	0	1	0	131	2	0	7	24	2	22	0	2	2	0	0	0	0	7	< .1	< .05	9	< .5	< 1	0	3200
117279	0	36	5	65	0	9	17	1031	4	141	1	6	3	53	0	1	0	110	3	0	10	25	2	23	0	1	2	0	0	0	0	8	< .1	< .05	10	< .5	< 1	0	3300
117280	0	29	4	41	0	1	5	436	2	23	1	3	3	39	0	1	< .1	34	1	0	9	4	1	32	0	2	1	0	0	0	< .01	4	< .1	< .05	6	< .5	< 1	< .01	3400
117281	0	16	10	36	0	1	4	412	2	13	1	2	3	51	0	1	0	25	2	0	11	3	1	31	0	2	1	0	0	0	0	3	< .1	< .05	5	< .5	< 1	< .01	1500
117282	0	17	13	58	0	18	10	468	2	12	0	2	1	66	0	0	0	58	2	0	9	43	1	31	0	2	2	0	0	0	< .01	5	< .1	< .05	8	< .5	< 1	< .01	3000
117283	0	12	14	52	0	16	10	439	2	7	0	2	1	106	< .1	0	0	53	3	0	11	39	1	47	0	2	1	0	0	0	< .01	5	< .1	< .05	7	< .5	< 1	0	3300
117284	0	13	14	60	0	19	10	464	2	9	0	1	1	96	< .1	0	0	57	3	0	9	42	1	36	0	3	1	0	0	0	< .01	5	< .1	< .05	8	< .5	< 1	< .01	3200
117285	0	11	10	57	< .1	17	10	454	2	9	0	1	1	50	0	0	0	62	2	0	7	41	1	29	0	4	2	0	0	0	< .01	6	< .1	< .05	8	< .5	< 1	< .01	2500
117286	0	8	6	34	< .1	1	4	356	2	6	1	1	3	45	0	1	< .1	27	1	0	7	4	1	28	0	2	1	0	0	0	< .01	3	< .1	< .05	6	< .5	< 1	0	2900
117287	0	8	5	34	< .1	1	5	325	2	11	1	1	3	64	0	1	< .1	29	1	0	7	6	1	26	0	2	1	0	0	0	< .01	3	< .1	< .05	6	< .5	< 1	< .01	3600
117288	0	23	4	40	0	3	8	459	2	110	1	5	3	66	0	1	0	54	2	0	7	8	1	19	0	3	2	0	0	0	< .01	4	< .1	< .05	7	< .5	< 1	0	3600
117289	0	24	3	37	0	3	8	352	2	45	1	2	3	30	0	1	< .1	53	1	0	7	9	1	24	0	3	1	0	0	0	0	3	< .1	< .05	6	< .5	< 1	< .01	3700
117290	0	39	11	33	0	1	5	285	2	18	1	2	3	32	0	1	< .1	28	1	0	8	5	1	21	0	2	1	0	0	0	0	3	< .1	< .05	5	< .5	< 1	0	3000
117291	0	47	3	39	0	1	4	291	2	36	1	6	3	39	0	1	< .1	32	1	0	9	5	1	20	0	4	1	0	0	0	0	3	< .1	< .05	6	< .5	< 1	< .01	3600
117292	0	49	4	39	0	1	7	281	2	370	1	11	3	40	0	1	< .1	32	1	0	10	5	1	25	0	3	1	0	0	0	0	4	< .1	< .05	6	< .5	< 1	0	3800
STANDARD DS5/AU-1	13	145	26	139	0	24	12	767	3	19	6	41	3	49	6	4	6	62	1	0	13	183	1	144	0	17	2	0	0	5	0	3	1	< .05	7	5	< 1	3	-
117293	0	9	4	48	< .1	19	8	316	2	34	0	3	2	136	0	1	< .1	37	2	0	6	24	1	42	0	3	3	0	0	0	0	3	0	< .05	10	< .5	< 1	0	4200
117294	0	8	4	47	< .1	23	10	386	3	470	0	11	2	70	< .1	1	0	39	2	0	6	22	1	34	0	2	2	0	0	0	< .01	3	< .1	< .05	9	< .5	< 1	0	2200
117295	0	10	3	37	< .1	3	6	357	2	265	1	6	3	48	< .1	1	< .1	33	2	0	9	5	1	35	0	1	1	0	0	0	< .01	4	< .1	< .05	6	< .5	< 1	0	3300
117296	0	4	3	38	< .1	6	6	353	2	55	1	4	3	31	< .1	1	< .1	31	2	0	8	5	1	29	0	2	2	0	0	0	< .01	4	< .1	< .05	6	< .5	< 1	0	2200
117297	0	10	4	38	< .1	2	6	359	2	22	1	3	3	27	< .1	1	< .1	29	2	0	8	3	1	27	0	1	1	0	0	0	< .01	4	< .1	< .05	6	< .5	< 1	< .01	2800
117298	0	53	3	40	0	4	8	387	2	36	1	3	3	25	0	1	< .1	32	2	0	10	4	1	28	0	2	1	0	0	0	< .01	3	< .1	< .05	6	< .5	< 1	< .01	3400
117299 ROCK	1	41	4	90	0	13	9	366	2	4	1	1	1	136	0	1	0	66	4	0	6	23	1	75	0	2	2	0	0	0	0	3	< .1	0	5	< .5	< 1	< .01	700
117300 PULP	17	62	15	48	0	750	22	616	3	7	1	495	3	71	0	1	0	56	1	0	9	1076	1	175	0	2	1	0	0	3	0	4	0	< .05	5	< .5	< 1	1	-
117301	1	8	4	65	< .1	12	23	800	4	120	0	6	2	68	0	1	< .1	164	3	0	7	24	2	30	0	1	2	0	0	0	< .01	14	< .1	< .05	11	< .5	< 1	< .01	2900
117302	0	30	5	37	0	12	10	445	3	361	0	11	2	86	0	1	0	56	4	0	9	11	1	36	0	2	2	0	0	1	< .01	5	0	0	6	< .5	< 1	0	1600
117303	1	12	5	66	0	7	8	682	4	118	0	3	1	84	0	1	< .1	118	3	0	7	6	1	32	0	2	2	0	0	0	< .01	11	< .1	< .05	10	< .5	< 1	< .01	2200
117304	0	5	2	40	< .1	18	7	393	2	31	0	1	2	71	< .1	0	< .1	33	4	0	9	21	1	49	0	4	2	0	0	0	< .01	3	0	< .05	7	< .5	< 1	0	2500
117305	1	4	2	33	< .1	20	11	308	2	1230	0	53	2	59	< .1	1	0	27	3	0	7	18	1	45	0	3	2	0	0	0	< .01	2	0	0	6	< .5	< 1	0	2100
117306	1	5	2	25	< .1	20	9	263	2	284	0	10	2	58	< .1	1	0	24	3	0	7	16	1	57	0	4	1	0	0	0	< .01	2	0	< .05	6	< .5	< 1	0	1900
117307	1	5	3	43	< .1	22	9	371	2	1277	0	18	2	69	0	1	0	34	3	0	8	22	1	42	0	3	2	0	0	0	< .01	3	0	0	8	< .5	< 1	0	1700
117308	1	52	3	66	0	5	17	798	5	1035	0	14	1	85	0	1	0	127	4	0	6	7	2	24	0	1	2	0	0	1	< .01	11	< .1	0	10	< .5	< 1	0	2300
117309	1	25	2	63	0	3	15	702	5	83	0	362	1	100	0	1	0	93	3	0	7	6	2	34	0	2	2	0	0	0	< .01	11	< .1	< .05	10	< .5	< 1	0	1800
117310	2	6	4	45	0	18	10	452	3	68	0	72	2	113	0	1	0	30	4	0	10	12	1	52	0	5	2	0	0	2	< .01	4	0	0	6	< .5	< 1	0	2500
RE 117310	2	6	3	43	0	17	10	443	3	76	0	164	2	109	0	1	0	29	4	0	9	12	1	50	0	4	2	0	0	2	< .01	4	0	0	6	< .5	< 1	0	-
RRE 117310	2	6	3	44	0	17	10	416	3	70	0	140	2	116	0	1	0	31	4	0	9	12	1	53	0	5	2	0	0	1	< .01	4	0	0	6	< .5	< 1	0	-
117311	1	5	3	51	< .1	18	7	399	3	39	0	9	2	148	0	1	< .1	28	4	0	10	18	1	59	0	5	2	0	0	0	< .01	3	0	0	7	< .5	< 1	0	1700
117312	1	4	4	46	< .1	21	10	416	3	38	0	6	2	194	< .1	0	< .1	46	4	0	7	29	1	93	0	4	3	0	0	0	< .01	4	0	< .05	11	< .5	< 1	0	2500
117313	2	76	3	74	0	2	20	771	5	370	0	14	1	91	0	1	0	112	3	0	8	2	2	23	0	3	3	0	0	0	< .01	11	< .1	0	11	1	< 1	0	3600
117314	0	69	3	63	0	2	19	612	4	1002	0	23	1	94	0	1	0	93	2	0	7	2	1	30	0	6	2	0	0	0	< .01	9	< .1	0	9	1	< 1	0	2100
117315	2	61	3	69	0	2	23	647	6	3365	0	77	1	49	0	1	1	114	2	0	9	2	1	30	0	5	2	0	0	0	< .01	11	< .1	0	10	1	< 1	0	2000
117316	1	49	3	52	0	2	21	489	3	2233	0	54	1	71	0	1	0	75	2	0	8	2	1	32	0	6	1	0	0	0	< .01	8	< .1	0	7	1	< 1	0	2400
117317	1	99	3	52	0	2	17	484	3	941	0	9	1	45	0	1	0	74	2	0	7	2	1	26	0	4	2	0	0	0	0	7	< .1	0	7	1	< 1	0	2500
117318	1	80	3	51	0	2	16	478	3	1273	0	27	1	44	0	1	0	76	2	0	8	2	1	29	0	9	2	0	0	0	0	8	< .1	0	8	1	< 1	0	2400
117319	1	79	3	59	0	2	19	511	4	1111	0	13	1	62	0	1	0	75	2	0	8	3	1	33	0	6	2	0	0	0	0	7	< .1	0	9	1	< 1	0	2500
117320	1	99	4	63	0	2	17	515	4	1161	0	4	1	53	0	1	0	78	2	0	7	1	1	37	0	5	2	0	0	0	0	8	< .1	0	8	1	< 1	0	2500
117321	2	91	4	80	0	2	13	830	5	1287	0	9	1	82	0	1	0	132	3	0	8	3	2	55	0	4	2	0	0	0	< .01	16	0	0	10	1	< 1	0	2500
117322	1	65	6	84	0	1	26	909	6	5019	0	88	1	111	0	6	1	130	4	0	8	< 1.0	2	51	0	4	3	0	0	0	0	18	0	1	10	1	< 1	0	1700
117323	1	5	3	42	< .1	19	11	369	2	766	0	54	2	141	0	2	0	33	4	0	7	21	1	54	0	4	2	0	0	1	< .01	3	0	0	7	< .5	< 1	0	3000
117324 ROCK	1	39	4	93	0	12	9	354	2	18	1	2	1	132	0	1	< .1	63	4	0	5	22	1	66	0	2	2	0	0	0	< .01	3	< .1	0	5	< .5	< 1	< .01	800
STANDARD DS5/AU-1	13	138	25	135	0	24	12	758	3	18	6	42	3	48	6	4	6	62	1	0	13	178	1	144	0	16	2	0	0	5	0	3	1	< .05	7	5	< 1	3	-
117325 PULP	17	67	17	51	0	750	23	614	3	7	2	630	3	73	0	1	0	55	1	0	9	1048	1	180	0	3	1	0	0	3	0	4	0	< .05	5	< .5	< 1	1	-
117326	6	12	5	49	< .1	20	14	383	2	1509	0	19	2	94	0	1	1	34	3	0	6	20	1	69	0	4	2	0	0	1	< .01	4	0	0	7	< .5	< 1	0	3300
117327	1	31	6	64	0	13	15	465	4	4382	0	39	1	100	0	3	1	50	3	0	7	14	1	75	0	4	2	0	0	0	< .01	7	0	0	8	< .5	< 1	0	1800
117328	10	83	7	96	0	1	17	833	5	2650	0	12	1	88	0	2	1	99	3	0	7	5	2	77	0	1	2	0	0	0	< .01	13	< .1	1	11	1	< 1	0	2800
STANDARD DS5/AU-1	13	145	26	139	0	26	13	783	3	19	6	41	3	49	6	4	6	62	1	0	12	188	1	144	0	16	2	0	0	4	0	4	1	< .05	7	5	< 1	3	-

VA04021913

VA04021913 - Finalized
CLIENT : "LOGRES - Logan Resources Ltd."
# of SAMPLES : 61
DATE RECEIVED : 2004-04-21
PROJECT : " "
CERTIFICATE COMMENTS : "REE's may not be totally soluble in MS61 method."
PO NUMBER : " "
	Au-AA23	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61	ME-MS61
SAMPLE	Au	Ag	As	Bi	Cu	Sb	Te
DESCRIPTION	ppm	ppm	ppm	ppm	ppm	ppm	ppm
117329	0	0	988	3	74	5	0
117330	0	0	1210	2	69	4	<0.05
117331	0	0	3130	2	58	6	0
117332	0	0	1565	1	91	4	0
117333	0	0	2630	2	128	6	0
117334	0	0	1365	1	65	4	0
117335	0	0	4100	5	65	7	0
117336	0	0	1205	1	71	4	0
117337	0	0	2100	2	72	4	0
117338	0	0	6630	5	97	8	0
117339	0	0	9040	3	68	6	0
117340	0	0	7900	3	66	6	1
117341	0	0	>10000	6	47	7	1
117342	0	0	7020	3	88	6	0
117343	0	0	1325	1	46	3	0
117344	0	0	3250	1	44	4	0
117345	0	0	5760	2	63	6	1
117346	0	0	5750	1	100	4	1
117347	0	0	1635	1	79	3	0
117348	0	0	1800	2	68	3	0
117349	<0.005	0	17	0	45	2	0
117350	1	0	8	0	63	2	0
117351	0	0	6740	1	58	3	2
117352	0	0	3770	1	55	4	1
117353	0	0	855	0	22	1	0
117354	0	0	2040	1	9	3	1
117355	0	0	7740	1	62	7	2
117356	0	0	5720	2	84	9	1
117357	0	0	1095	0	18	3	0
117358	0	0	1625	0	10	2	1
117359	0	0	1495	1	17	4	1
117360	0	0	133	1	43	2	0
117361	0	0	70	1	34	2	0
117362	0	0	220	0	33	3	0
117363	0	0	158	0	14	3	0
117364	0	0	764	0	14	4	0
117365	0	0	1165	0	38	8	0
117366	0	0	355	0	43	2	0
117367	0	0	134	0	57	2	0
117368	0	0	154	0	56	2	<0.05
117369	0	0	234	0	104	3	0
117370	<0.005	0	88	0	12	2	0
117371	<0.005	0	93	0	11	3	<0.05
117372	0	0	185	0	122	6	<0.05
117373	<0.005	0	112	0	20	10	<0.05
117374	<0.005	0	7	0	44	2	<0.05
117375	1	1	7	0	67	2	0
117376	<0.005	0	71	0	50	5	<0.05
117377	0	0	1125	0	75	12	0
117378	<0.005	0	66	0	2	3	<0.05
117379	0	0	985	0	68	4	0
117380	<0.005	0	10	0	16	2	<0.05
117381	0	0	358	0	30	3	0
117382	0	0	269	0	86	4	0
117383	<0.005	0	91	0	88	4	<0.05
117384	0	0	687	0	121	4	0
117385	0	0	3880	0	104	7	1
117386	<0.005	0	35	0	93	6	<0.05
117387	<0.005	0	34	0	12	6	<0.05
117388	<0.005	0	38	0	7	6	<0.05
117389	<0.005	0	35	0	6	5	<0.05

A401626

ACME ANALYTICAL LABORATORIES LTD. 852 E. HASTINGS ST. VANCOUVER BC V6A 1R6 PHONE(604)253-3158 FAX(604)253-1716
Logan Resources Ltd. PROJECT REDFORD
Acme file # A401626 Received: APR 23 2004 * 68 samples in this disk file.
Analysis: GROUP 1DX - 0.50 GM
AU** BY FIRE ASSAY FROM 1 A.T. SAMPLE.
ELEMENT	Mo	Cu	Pb	Zn	Ag	Ni	Co	Mn	Fe	As	U	Au	Th	Sr	Cd	Sb	Bi	V	Ca	P	La	Cr	Mg	Ba	Ti	B	Al	Na	K	W	Hg	Sc	Tl	S	Ga	Se	Te	Au**	Sample
SAMPLES	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppb	ppm	ppm	ppm	ppm	ppm	ppm	%	%	ppm	ppm	%	ppm	%	ppm	%	%	%	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	gm/mt	gm
SI	< .1	0	0	< 1	< .1	1	< .1	< 1	0	< .5	< .1	< .5	< .1	2	< .1	< .1	< .1	< 1	0	< .001	< 1	< 1.0	0	2	< .001	1	< .01	0	< .01	< .1	< .01	0	< .1	< .05	< 1	< .5	< 1	< .01	-
117390	0	26	3	64	0	16	17	670	3	98	0	11	1	73	0	1	0	92	3	0	3	48	2	20	0	1	3	0	0	0	< .01	8	< .1	< .05	9	< .5	< 1	0	2900
117391	1	133	3	66	0	4	16	601	3	122	0	14	1	67	0	1	1	90	2	0	4	9	1	19	0	3	2	0	0	0	< .01	5	< .1	< .05	9	< .5	< 1	0	3200
117392	1	85	3	73	0	4	13	581	3	125	0	5	1	57	0	1	0	86	2	0	5	10	1	19	0	2	3	0	0	0	0	4	< .1	0	10	< .5	< 1	0	3500
117393	1	79	9	55	0	4	15	428	3	160	0	3	1	59	0	1	0	71	2	0	5	7	1	22	0	3	2	0	0	0	0	3	< .1	0	8	1	< 1	< .01	3600
117394	2	222	3	71	1	4	17	543	4	660	0	13	1	77	0	1	0	82	2	0	5	8	1	43	0	3	2	0	0	0	0	5	0	0	9	1	< 1	0	3300
117395	2	97	3	69	0	3	11	524	3	173	0	9	2	69	0	1	0	85	2	0	6	7	1	27	0	2	2	0	0	0	0	6	0	0	8	< .5	< 1	0	3100
117396	2	90	5	69	0	3	17	658	4	521	0	10	2	83	0	1	1	95	3	0	6	6	1	19	0	2	2	0	0	0	< .01	7	< .1	0	9	< .5	< 1	0	3400
117397	3	108	3	60	0	4	17	541	4	180	0	5	1	112	0	1	0	89	2	0	6	6	1	16	0	2	2	0	0	0	< .01	6	< .1	0	8	< .5	< 1	0	3700
117398	1	157	4	57	1	4	18	644	4	993	0	51	1	93	0	2	2	104	3	0	6	7	1	12	0	3	2	0	0	0	< .01	8	< .1	0	9	1	< 1	0	3000
117399 ROCK	1	45	4	95	0	12	10	342	2	7	1	1	1	148	0	1	0	66	4	0	6	22	1	73	0	1	1	0	0	0	0	3	< .1	0	5	< .5	< 1	< .01	800
117400 PULP	23	123	5	48	0	869	31	733	5	2	1	10621	3	115	0	1	0	115	1	0	9	1485	1	176	0	1	2	0	0	3	< .01	3	0	< .05	6	< .5	< 1	10	-
117401	1	55	3	53	0	4	14	639	4	126	0	7	2	104	0	1	0	105	3	0	7	6	1	17	0	2	3	0	0	0	< .01	8	< .1	0	10	< .5	< 1	< .01	2900
117402	1	60	3	52	0	3	18	494	4	179	0	8	1	140	0	1	0	86	2	0	6	5	1	18	0	2	2	0	0	0	< .01	6	< .1	0	9	1	< 1	< .01	3100
117403	1	52	3	51	0	4	20	477	4	142	0	4	1	58	0	1	0	89	2	0	6	6	1	16	0	2	2	0	0	0	< .01	5	< .1	0	8	< .5	< 1	0	3300
RE 117403	1	52	3	50	0	4	19	487	4	137	0	5	1	57	0	1	0	92	2	0	6	6	1	16	0	2	2	0	0	0	< .01	5	< .1	0	9	< .5	< 1	0	-
RRE 117403	1	52	3	51	0	4	20	475	4	141	0	6	1	54	0	1	0	90	2	0	6	6	1	15	0	2	2	0	0	0	< .01	5	< .1	0	9	< .5	< 1	< .01	-
117404	1	45	3	56	0	4	15	619	4	144	0	4	1	46	0	1	0	99	3	0	6	6	1	14	0	3	2	0	0	0	0	7	< .1	0	9	< .5	< 1	0	3500
117405	1	29	3	43	0	3	14	441	3	217	0	9	1	46	0	1	0	75	2	0	6	6	1	22	0	2	2	0	0	0	0	5	< .1	0	8	< .5	< 1	< .01	3300
117406	1	38	3	41	0	3	20	360	3	109	0	1	1	51	0	1	0	75	2	0	6	6	1	19	0	3	2	0	0	0	< .01	5	< .1	1	8	< .5	< 1	< .01	3600
117407	1	31	3	41	0	3	12	411	4	80	0	3	1	69	0	1	0	77	2	0	6	7	1	27	0	2	3	0	0	0	< .01	5	< .1	1	8	1	< 1	0	3500
117408	1	43	2	41	0	4	16	423	4	73	0	2	1	41	0	1	0	83	2	0	7	7	1	18	0	2	2	0	0	0	< .01	5	< .1	1	8	1	< 1	< .01	3300
117409	1	46	3	48	0	4	13	603	4	110	0	4	1	59	< .1	1	0	101	3	0	7	6	1	25	0	2	2	0	0	0	< .01	9	< .1	0	9	1	< 1	< .01	2900
117410	1	24	3	45	< .1	3	12	567	3	175	0	3	1	47	0	1	0	94	2	0	7	6	1	28	0	2	2	0	0	0	< .01	8	< .1	0	7	< .5	< 1	< .01	1800
117411	1	66	3	62	0	20	19	873	5	301	0	6	1	76	0	2	0	132	4	0	7	27	2	61	0	2	3	0	0	< .1	< .01	13	0	0	9	1	< 1	< .01	2500
117412	1	56	9	150	0	8	15	879	5	598	0	44	1	163	2	5	1	80	5	0	7	9	2	78	0	3	2	0	0	0	0	13	0	1	6	< .5	< 1	0	2700
117413	1	38	4	56	0	2	20	672	4	2973	0	13	1	43	0	1	0	111	3	0	6	4	1	26	0	2	2	0	0	0	< .01	9	< .1	0	9	1	< 1	0	2400
117414	1	55	3	42	0	2	19	464	4	324	0	2	1	56	0	1	0	92	2	0	7	5	1	23	0	3	2	0	0	0	< .01	6	< .1	1	7	1	< 1	< .01	2000
117415	1	50	3	46	0	3	17	470	4	171	0	1	1	43	0	1	0	107	2	0	6	3	1	23	0	2	2	0	0	0	< .01	5	< .1	1	7	1	< 1	< .01	2300
117416	1	47	3	47	0	4	26	490	4	3068	0	9	1	44	< .1	1	1	99	2	0	5	6	1	24	0	1	2	0	0	0	< .01	5	< .1	0	7	1	< 1	0	3100
117417	1	67	6	45	0	5	17	410	4	763	0	3	1	66	0	1	0	99	2	0	4	10	1	20	0	2	2	0	0	0	< .01	5	< .1	1	7	1	< 1	< .01	3500
117418	0	85	1	52	0	115	33	526	4	442	0	2	0	57	0	1	0	62	3	0	2	153	3	11	0	1	4	0	0	0	0	3	< .1	0	8	1	< 1	< .01	3000
117419	1	97	3	42	0	6	22	447	4	1500	0	7	1	44	< .1	1	0	120	2	0	3	8	1	20	0	2	2	0	0	0	< .01	4	< .1	1	7	1	< 1	< .01	2500
117420	1	74	2	44	0	6	22	470	4	942	0	9	1	24	0	1	0	135	2	0	2	7	1	15	0	1	2	0	0	0	< .01	6	< .1	0	7	1	< 1	0	2300
117421	1	97	3	42	0	7	24	528	4	972	0	14	1	25	0	1	0	157	2	0	3	8	1	12	0	2	2	0	0	0	< .01	5	< .1	1	7	1	< 1	0	2800
STANDARD DS5/AU-1	13	146	25	140	0	25	12	790	3	19	6	41	3	45	6	4	6	62	1	0	13	191	1	146	0	17	2	0	0	4	0	3	1	< .05	7	5	< 1	3	-
117422	1	105	2	49	0	9	23	571	4	1798	0	12	1	20	0	1	0	137	2	0	3	12	1	7	0	2	2	0	0	0	0	5	< .1	0	8	1	< 1	0	2100
117423	1	94	2	49	0	6	31	603	4	1897	0	15	1	39	0	1	0	155	2	0	4	6	1	12	0	1	2	0	0	0	0	7	< .1	0	8	1	< 1	0	2300
117424 ROCK	1	42	4	89	0	13	9	336	2	8	1	2	1	140	0	1	0	61	4	0	5	20	1	62	0	2	1	0	0	1	0	3	< .1	0	5	< .5	< 1	< .01	700
117425 PULP	16	65	17	49	0	676	21	581	3	7	2	650	3	76	0	1	0	57	1	0	9	1010	1	168	0	3	1	0	0	3	0	4	0	< .05	5	< .5	< 1	1	-
117426	1	122	4	51	0	9	30	709	5	825	0	64	1	53	0	1	0	203	3	0	3	14	2	12	0	1	2	0	0	0	0	9	< .1	0	9	1	< 1	0	2500
117427	1	69	3	42	0	11	28	577	3	1219	0	9	1	35	0	1	0	123	2	0	3	25	1	10	0	1	2	0	0	0	0	7	< .1	0	6	1	< 1	0	2800
117428	1	42	3	44	0	12	19	568	3	291	0	9	2	40	0	1	0	95	2	0	4	31	1	12	0	1	2	0	0	0	< .01	7	< .1	0	7	< .5	< 1	0	3300
117429	1	83	3	59	0	5	27	949	5	2697	1	41	1	30	0	1	0	171	3	0	3	5	2	5	0	2	3	0	0	0	0	9	< .1	1	10	1	< 1	0	2900
117430	0	24	2	49	< .1	3	17	627	3	1785	1	12	2	38	< .1	1	0	92	1	0	6	4	1	14	0	2	2	0	0	0	0	7	< .1	0	8	1	< 1	0	1400
117431	1	90	2	64	0	3	21	746	4	852	0	10	1	33	0	1	0	155	2	0	6	5	2	30	0	2	2	0	0	1	0	9	< .1	0	9	1	< 1	0	3800
117432	1	76	9	7	0	< .1	2	92	1	1845	1	17	6	31	0	1	0	3	1	0	13	1	0	33	0	2	0	0	0	0	< .01	1	< .1	1	1	1	< 1	0	1700
117433	2	76	4	11	0	1	2	132	1	2475	1	40	5	32	0	4	1	2	1	0	12	3	0	32	0	2	0	0	0	2	< .01	1	< .1	1	2	1	< 1	0	1400
117434	2	118	6	11	0	0	5	136	1	1970	1	39	6	29	0	1	1	7	2	0	12	1	0	40	0	2	0	0	0	0	0	1	< .1	1	2	1	< 1	0	2500
117435	1	147	3	57	0	5	42	553	4	5084	0	53	1	39	0	1	1	155	2	0	5	8	1	24	0	1	2	0	0	1	< .01	7	< .1	0	8	2	< 1	0	1800
117436	0	74	5	41	0	13	16	448	3	587	0	6	1	78	0	1	0	108	2	0	3	17	1	24	0	2	2	0	0	0	< .01	6	< .1	0	7	1	< 1	< .01	1200
117437	1	42	3	33	0	13	17	445	2	347	1	5	1	89	0	1	0	87	2	0	3	27	1	19	0	2	2	0	0	0	0	6	< .1	0	6	< .5	< 1	0	3100
117438	1	78	3	41	0	13	19	427	3	216	0	4	1	88	0	1	0	86	2	0	4	23	1	43	0	2	2	0	0	0	0	5	0	0	7	1	< 1	0	6000
RE 117438	1	78	2	40	0	13	17	431	3	203	0	6	1	87	0	1	0	85	2	0	5	22	1	45	0	2	2	0	0	0	< .01	5	0	0	7	< .5	< 1	0	-
RRE 117438	1	90	3	40	0	14	18	431	3	215	0	5	1	85	0	1	0	86	2	0	5	22	1	43	0	2	2	0	0	0	< .01	4	0	0	7	1	< 1	< .01	-
117439	1	66	3	48	0	3	21	525	4	1121	1	7	2	86	0	1	0	109	2	0	6	7	1	24	0	3	2	0	0	0	0	6	< .1	0	9	1	< 1	0	3500
117440	1	53	3	64	0	17	25	824	5	120	1	10	2	40	< .1	1	0	180	2	0	5	35	2	19	0	2	3	0	0	1	< .01	10	< .1	1	10	1	< 1	0	3100
117441	1	31	4	91	0	23	34	726	5	109	1	3	1	197	0	2	1	152	2	0	4	50	2	17	0	4	3	0	0	0	0	9	< .1	1	10	< .5	< 1	0	2700
117442	1	44	5	69	0	41	30	613	4	452	0	5	1	159	0	1	1	120	2	0	4	95	2	16	0	2	3	0	0	0	0	7	< .1	1	8	< .5	< 1	0	2500
117443	1	64	4	83	0	99	39	1121	6	805	0	27	0	106	0	1	1	178	3	0	2	257	3	24	0	2	4	0	0	0	0	14	< .1	0	11	< .5	< 1	0	2300
117444	2	19	5	72	0	6	16	926	4	750	1	20	2	25	0	1	0	122	3	0	5	18	2	10	0	1	2	0	0	1	0	8	< .1	0	10	< .5	< 1	0	2100
117445	1	29	3	51	< .1	33	24	630	3	1526	0	9	1	51	0	1	0	96	3	0	2	106	2	19	0	2	3	0	0	0	< .01	7	< .1	0	7	< .5	< 1	0	2400
117446	1	74	4	62	0	20	28	737	5	2202	0	37	1	64	0	1	0	158	3	0	4	47	2	17	0	1	3	0	0	0	< .01	8	< .1	0	9	1	< 1	0	2600
117447	1	52	20	69	0	14	21	976	5	380	0	19	1	59	0	1	0	180	5	0	5	36	2	11	0	1	2	0	0	1	< .01	12	< .1	0	10	< .5	< 1	0	2200
117448	1	74	10	46	0	12	27	490	3	5224	0	28	1	105	0	1	0	126	3	0	3	16	1	17	0	2	3	0	0	1	0	6	< .1	0	8	1	< 1	0	1900
117449 ROCK	1	44	5	95	0	11	9	343	2	9	1	2	1	144	0	1	0	62	4	0	5	21	1	65	0	2	1	0	0	1	0	3	< .1	0	5	< .5	< 1	< .01	800
117450 PULP	23	130	5	51	0	918	32	755	5	2	1	10826	3	114	0	1	0	114	1	0	9	1530	1	167	0	1	2	0	0	3	0	4	0	< .05	6	< .5	< 1	10	-
117451	1	70	6	43	0	37	30	500	3	2151	0	12	1	155	0	1	0	126	2	0	3	59	2	25	0	2	3	0	0	0	0	6	< .1	0	9	1	< 1	0	2100
117452	1	43	4	52	0	11	17	591	3	95	0	1	1	66	0	1	0	152	2	0	4	29	1	20	0	3	2	0	0	0	0	8	< .1	0	7	< .5	< 1	< .01	2500
STANDARD DS5/AU-1	13	145	25	138	0	25	13	769	3	19	6	41	3	46	6	4	6	62	1	0	12	191	1	138	0	17	2	0	0	5	0	4	1	< .05	7	5	< 1	3	-

A401687

ACME ANALYTICAL LABORATORIES LTD. 852 E. HASTINGS ST. VANCOUVER BC V6A 1R6 PHONE(604)253-3158 FAX(604)253-1716
Logan Resources Ltd. PROJECT REDFORD
Acme file # A401687 Received: APR 28 2004 *
Analysis: GROUP 1DX - 0.50 GM
AU** BY FIRE ASSAY FROM 1 A.T. SAMPLE.
ELEMENT	Mo	Cu	Pb	Zn	Ag	Ni	Co	Mn	Fe	As	U	Au	Th	Sr	Cd	Sb	Bi	V	Ca	P	La	Cr	Mg	Ba	Ti	B	Al	Na	K	W	Hg	Sc	Tl	S	Ga	Se	Te	Au**	Sample
SAMPLES	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppb	ppm	ppm	ppm	ppm	ppm	ppm	%	%	ppm	ppm	%	ppm	%	ppm	%	%	%	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	gm/mt	gm
SI	0	1	1	2	< .1	1	< .1	1	0	< .5	< .1	< .5	< .1	2	< .1	< .1	< .1	< 1	0	< .001	< 1	< 1.0	< .01	2	< .001	< 1	0	0	< .01	0	< .01	< .1	< .1	< .05	< 1	< .5	< 1	0	-
117453	1	68	14	89	0	14	25	1066	5	117	1	3	2	79	0	1	0	210	4	0	5	48	2	19	0	3	3	0	0	0	< .01	14	< .1	0	11	< .5	< 1	< .01	2500
117454	2	89	7	89	0	13	38	1499	7	2783	1	28	2	90	0	1	0	283	4	0	4	42	3	12	0	3	4	0	0	1	< .01	17	< .1	0	14	1	< 1	0	2500
117455	1	52	4	97	0	16	32	1451	6	315	1	5	3	69	0	0	0	269	4	0	6	54	3	14	0	1	4	0	0	1	< .01	21	< .1	< .05	15	< .5	< 1	< .01	2000
117456	2	18	3	56	< .1	12	23	644	4	206	1	3	2	107	0	1	0	164	3	0	6	35	1	16	0	2	2	0	0	1	< .01	11	< .1	< .05	8	< .5	< 1	< .01	2300
117457	1	19	2	51	0	14	37	599	4	1538	0	21	1	82	0	1	0	165	3	0	5	29	1	21	0	2	2	0	0	0	< .01	12	< .1	0	9	1	< 1	0	2300
117458	2	50	2	59	0	10	18	624	4	1376	1	5	2	62	0	1	0	121	2	0	7	29	1	79	0	3	2	0	0	1	< .01	13	0	0	8	< .5	< 1	< .01	2300
117459	11	86	2	44	0	4	16	405	3	2122	1	16	3	28	0	1	0	66	1	0	7	8	1	60	0	2	2	0	0	0	< .01	6	0	0	7	1	< 1	0	2000
117460	113	78	3	30	0	3	8	268	2	976	2	5	5	36	0	1	0	29	1	0	9	15	0	35	0	3	1	0	0	3	< .01	3	< .1	< .05	5	1	< 1	< .01	2200
117461	146	82	3	39	0	9	9	229	2	594	1	6	5	36	0	1	0	34	1	0	8	22	1	45	0	1	1	0	0	0	< .01	3	0	< .05	5	1	< 1	0	1600
117462	29	46	2	69	0	35	19	467	3	239	1	3	4	71	< .1	0	0	75	2	0	6	72	1	23	0	< 1	2	0	0	2	< .01	5	< .1	< .05	10	< .5	< 1	< .01	3500
117463	2	18	3	58	0	19	14	436	3	310	1	6	5	41	0	1	0	59	2	0	8	51	1	22	0	1	2	0	0	0	< .01	7	< .1	< .05	9	< .5	< 1	< .01	2000
117464	4	40	2	49	0	19	13	367	3	1038	1	8	6	40	0	1	1	57	1	0	8	49	1	29	0	2	2	0	0	2	< .01	5	< .1	< .05	7	< .5	< 1	< .01	1200
117465	1	26	4	47	0	19	14	439	3	6294	1	31	4	53	0	2	7	62	2	0	9	49	1	22	0	< 1	2	0	0	0	< .01	6	< .1	0	8	1	2	0	1500
117466	7	69	4	41	1	15	11	362	3	9226	1	359	4	34	0	3	84	50	1	0	9	38	1	23	0	< 1	1	0	0	3	0	5	0	0	7	2	12	0	2000
117467	1	39	4	52	0	14	13	447	3	649	1	12	6	48	< .1	1	1	53	2	0	11	46	1	17	0	1	1	0	0	0	< .01	7	< .1	< .05	8	< .5	< 1	0	2500
117468	2	52	5	70	0	18	14	448	3	874	1	11	6	45	0	1	1	58	2	0	10	53	1	19	0	1	1	0	0	3	< .01	8	< .1	0	9	< .5	< 1	0	2500
117469	1	79	11	110	0	12	10	324	3	>10000	1	54	4	55	1	3	6	42	2	0	9	29	1	28	0	2	1	0	0	0	< .01	5	< .1	0	7	1	2	0	2300
117470	2	55	14	87	0	9	8	289	3	>10000	1	92	4	60	1	3	4	32	1	0	9	21	1	26	0	2	1	0	0	3	< .01	4	< .1	1	6	1	2	0	2400
RE 117470	2	55	14	84	0	9	8	296	3	>10000	1	90	4	60	1	3	4	32	1	0	10	21	1	25	0	1	1	0	0	3	0	4	< .1	1	6	1	2	0	-
RRE 117470	1	59	15	88	0	9	9	300	3	>10000	1	93	4	62	1	3	4	34	1	0	10	17	1	28	0	2	1	0	0	0	< .01	4	< .1	1	6	1	2	0	-
117471	2	16	11	45	0	11	9	218	3	>10000	1	144	5	68	0	5	7	28	2	0	12	22	1	29	0	2	1	0	0	3	< .01	4	0	1	6	2	3	0	1500
117472	1	9	6	36	0	9	8	212	3	>10000	1	93	4	37	0	3	3	36	1	0	11	19	1	39	0	2	1	0	0	0	< .01	4	0	1	6	1	2	0	3400
117473	2	13	7	36	0	10	8	231	3	>10000	1	120	4	31	0	3	3	35	1	0	10	27	1	26	0	1	1	0	0	7	< .01	3	< .1	1	6	1	2	0	1400
117474 ROCK	1	46	4	100	0	12	10	411	3	42	1	5	1	143	0	1	0	76	5	0	6	25	1	74	0	4	2	0	0	0	< .01	4	< .1	0	6	< .5	< 1	< .01	900
117475 PULP	15	60	15	47	0	680	20	580	3	7	1	501	2	66	0	1	0	56	1	0	8	968	1	166	0	2	1	0	0	3	0	4	0	< .05	5	< .5	< 1	1	-
117476	3	11	10	43	0	12	9	243	3	>10000	1	373	5	52	0	4	5	30	1	0	13	25	1	39	0	2	1	0	0	4	< .01	4	< .1	1	6	2	2	0	2000
117477	1	16	5	42	0	9	8	255	3	>10000	1	227	4	32	0	2	3	40	1	0	11	21	1	47	0	1	1	0	0	0	< .01	4	0	0	7	1	1	0	1500
117478	2	77	6	59	0	10	8	342	3	4785	1	37	4	46	0	2	1	31	1	0	13	20	1	39	0	2	1	0	0	2	< .01	5	< .1	0	7	1	< 1	0	2000
117479	1	23	5	37	0	10	8	268	3	>10000	1	56	4	52	0	2	1	29	1	0	9	16	1	34	0	1	1	0	0	0	< .01	4	< .1	0	6	1	1	0	1500
117480	2	22	7	47	0	30	11	314	3	1129	1	12	6	50	0	1	0	34	1	0	11	36	1	36	0	2	1	0	0	2	< .01	5	0	< .05	9	< .5	< 1	0	2500
117481	1	21	10	46	< .1	32	11	336	2	217	1	7	7	78	0	1	0	25	2	0	13	28	1	42	0	3	2	0	0	0	< .01	4	0	< .05	8	< .5	< 1	0	2500
117482	2	14	10	46	< .1	35	11	330	2	202	1	7	6	66	0	1	0	31	1	0	15	38	1	47	0	1	2	0	0	2	< .01	5	0	< .05	9	< .5	< 1	0	2500
117483	1	19	8	43	0	35	11	325	3	288	1	19	6	77	0	1	0	33	2	0	14	36	1	39	0	2	2	0	0	0	< .01	5	0	< .05	10	< .5	< 1	0	3200
117484	2	19	8	41	0	37	12	320	2	215	1	14	6	69	0	1	0	32	1	0	13	42	1	35	0	3	2	0	0	2	< .01	4	0	< .05	9	< .5	< 1	0	2200
STANDARD DS5/AU-1	13	137	24	134	0	24	12	744	3	19	6	41	3	45	5	4	6	62	1	0	11	179	1	136	0	17	2	0	0	5	0	3	1	< .05	6	5	< 1	3	-
117485	1	7	7	56	< .1	31	9	317	2	370	1	14	6	67	0	1	0	31	1	0	12	32	1	35	0	3	1	0	0	0	< .01	4	0	< .05	8	< .5	< 1	0	3000
117486	2	57	9	16	0	1	1	58	1	5777	1	173	7	18	0	6	1	< 1	1	0	18	7	0	31	0	1	0	0	0	0	< .01	1	< .1	0	1	2	2	0	2000
117487	1	72	7	20	0	2	1	82	1	1986	1	66	7	37	0	2	1	1	1	0	18	9	0	31	0	2	0	0	0	0	< .01	1	< .1	1	2	2	< 1	0	2400
117488	2	51	9	28	0	1	0	90	1	648	1	55	8	32	0	2	1	< 1	1	0	21	8	0	31	< .001	1	0	0	0	0	< .01	1	< .1	1	2	1	< 1	0	1900
117489	1	125	9	14	0	1	0	70	1	1542	1	215	8	27	0	2	0	< 1	1	0	20	8	0	35	0	1	0	0	0	0	< .01	1	< .1	0	2	1	< 1	0	1600
117490	3	162	7	10	0	1	1	64	1	1973	1	163	8	35	0	2	0	< 1	1	0	20	9	0	43	0	1	0	0	0	0	< .01	1	< .1	0	2	1	< 1	0	1900
117491	1	18	6	45	0	260	34	297	2	1225	1	1095	2	400	< .1	1	0	67	2	0	5	271	2	195	0	< 1	4	0	1	2	< .01	4	0	< .05	10	< .5	< 1	1	3500
117492	1	5	2	40	< .1	340	40	238	2	1745	0	358	2	429	< .1	1	0	53	2	0	6	317	2	112	0	< 1	4	0	1	0	< .01	2	0	< .05	10	< .5	< 1	0	3800
117493	1	5	2	26	< .1	357	46	183	2	2244	0	170	2	344	< .1	1	0	37	2	0	6	187	1	89	0	< 1	3	0	0	0	< .01	2	0	< .05	8	< .5	< 1	0	3200
117494	1	8	2	42	0	38	12	264	2	184	0	662	2	232	< .1	0	< .1	50	2	0	9	38	1	133	0	< 1	2	0	0	0	< .01	4	0	< .05	10	< .5	< 1	0	3500
117495	1	11	2	39	< .1	23	10	314	2	79	0	18	2	111	< .1	0	< .1	51	2	0	8	33	1	53	0	< 1	2	0	0	0	< .01	4	0	< .05	10	< .5	< 1	0	2600
117496	2	9	2	37	< .1	22	10	320	2	59	0	25	2	79	< .1	0	< .1	52	1	0	7	34	1	49	0	< 1	2	0	0	0	< .01	4	0	< .05	10	< .5	< 1	< .01	3100
117497	1	7	2	37	< .1	22	10	317	2	67	0	8	2	55	< .1	0	< .1	43	2	0	7	26	1	29	0	< 1	2	0	0	0	< .01	3	0	< .05	9	< .5	< 1	0	2000
117498	2	16	2	35	< .1	22	10	273	2	53	0	6	2	69	< .1	0	< .1	50	1	0	7	32	1	39	0	< 1	2	0	0	0	< .01	4	0	< .05	9	< .5	< 1	0	2000
RE 117498	2	17	2	36	< .1	23	10	270	2	55	0	19	3	70	< .1	0	< .1	49	1	0	7	32	1	40	0	1	2	0	0	0	< .01	4	0	< .05	9	< .5	< 1	0	-
RRE 117498	1	16	2	35	< .1	23	10	274	2	51	0	5	2	69	< .1	0	< .1	49	1	0	7	31	1	40	0	1	2	0	0	0	< .01	4	0	< .05	9	< .5	< 1	0	-
117499 ROCK	1	47	4	89	0	11	9	380	2	4	1	1	1	133	0	1	< .1	65	4	0	6	23	1	70	0	1	2	0	0	0	0	3	< .1	0	5	< .5	< 1	< .01	1000
117500 PULP	22	123	5	49	0	895	30	785	5	2	1	11065	3	104	0	1	0	107	1	0	9	1456	1	155	0	3	2	0	0	4	0	4	0	< .05	6	< .5	< 1	10	-
117501	1	9	4	29	0	19	10	336	2	75	0	19	3	158	< .1	1	< .1	24	4	0	9	15	1	39	0	3	1	0	0	0	< .01	3	0	< .05	6	< .5	< 1	0	1000
117502	2	15	3	15	< .1	8	4	132	1	50	1	22	6	84	< .1	1	< .1	5	2	0	17	8	0	40	0	1	1	0	0	0	< .01	2	0	< .05	3	< .5	< 1	0	1000
117503	2	25	2	31	< .1	85	22	292	2	258	1	102	3	198	< .1	1	0	61	3	0	6	62	1	129	0	1	3	0	0	0	< .01	5	0	< .05	9	< .5	< 1	0	6000
117504	1	56	3	43	0	5	20	519	5	44	1	4	2	66	< .1	1	0	119	1	0	6	6	1	71	0	2	2	0	0	0	< .01	6	< .1	1	8	1	< 1	< .01	3600
117505	2	48	2	34	0	6	21	466	4	38	1	3	2	82	< .1	1	0	134	2	0	3	6	1	36	0	2	3	0	0	< .1	< .01	4	< .1	0	7	< .5	< 1	< .01	3000
117506	1	40	3	40	0	19	22	604	4	58	0	14	1	143	0	1	0	109	4	0	3	54	2	31	0	2	3	0	0	0	< .01	6	< .1	0	10	< .5	< 1	0	3500
117507	0	8	2	52	< .1	15	20	824	4	34	0	3	2	75	0	1	0	145	3	0	3	33	2	27	0	1	3	0	0	0	< .01	9	< .1	< .05	9	< .5	< 1	0	4000
117508	1	25	2	44	< .1	17	19	702	4	35	0	8	1	60	< .1	1	0	124	3	0	2	50	2	20	0	1	2	0	0	0	< .01	7	< .1	< .05	7	< .5	< 1	< .01	3500
117509	0	29	2	43	< .1	13	20	607	4	35	1	2	2	64	< .1	1	0	138	2	0	3	32	2	25	0	2	2	0	0	0	< .01	6	< .1	< .05	7	< .5	< 1	< .01	3500
117510	1	50	2	36	0	64	27	485	3	63	0	3	1	158	< .1	1	0	110	3	0	3	93	2	73	0	2	4	0	0	0	< .01	5	0	< .05	9	< .5	< 1	0	3500
117511	0	34	2	40	0	32	25	631	4	47	1	6	3	143	< .1	1	0	117	3	0	4	62	2	38	0	2	4	0	0	0	< .01	6	< .1	< .05	9	< .5	< 1	< .01	3400
117512	1	48	2	37	0	3	11	510	4	13	2	3	6	56	< .1	1	0	82	2	0	10	7	1	35	0	2	2	0	0	0	< .01	4	< .1	0	9	< .5	< 1	< .01	4200
117513	0	36	2	25	< .1	8	9	404	2	12	2	4	5	79	< .1	1	0	48	2	0	8	23	1	51	0	3	2	0	0	0	0	5	< .1	0	6	< .5	< 1	< .01	3000
117514	1	12	3	23	< .1	2	4	344	2	6	2	6	8	34	< .1	1	0	17	1	0	9	9	0	57	0	2	1	0	0	0	< .01	2	< .1	< .05	4	< .5	< 1	< .01	3500
117515	1	11	2	32	< .1	2	6	479	2	3	1	2	2	59	< .1	0	0	39	2	0	9	5	1	76	0	3	1	0	0	0	< .01	2	< .1	0	5	< .5	< 1	< .01	4200
117516	1	39	1	50	< .1	1	13	663	4	20	0	4	1	67	< .1	1	0	116	2	0	9	3	1	55	0	3	2	0	0	< .1	< .01	5	< .1	0	6	< .5	< 1	< .01	4500
STANDARD DS5/AU-1	13	145	26	138	0	25	12	786	3	18	6	44	3	47	6	4	6	61	1	0	13	186	1	136	0	17	2	0	0	5	0	3	1	< .05	6	5	< 1	3	-
117517	0	28	1	50	0	5	15	730	4	53	0	5	1	59	< .1	1	0	91	2	0	9	2	1	105	0	3	2	0	0	0	< .01	6	0	0	8	< .5	< 1	< .01	3200
117518	0	34	2	57	0	2	17	1005	5	232	0	32	1	75	0	4	0	95	3	0	10	2	1	72	0	5	2	0	0	0	0	9	0	1	6	< .5	< 1	0	2600
117519	0	31	1	49	< .1	2	13	712	4	34	0	17	1	65	< .1	1	0	95	2	0	9	3	1	46	0	3	2	0	0	0	< .01	5	< .1	0	6	< .5	< 1	0	3200
117520	0	35	1	44	< .1	2	12	601	4	14	0	67	1	75	< .1	1	0	93	2	0	9	5	1	67	0	3	2	0	0	0	< .01	4	< .1	0	7	< .5	< 1	0	3500
117521	0	49	2	46	0	3	15	619	4	49	0	7	1	59	< .1	2	0	95	2	0	9	2	1	62	0	3	2	0	0	0	0	5	0	1	7	1	< 1	0	3500
117522	1	61	1	44	0	2	15	582	4	7	0	3	1	64	0	1	0	116	2	0	8	3	1	44	0	2	2	0	0	0	< .01	5	< .1	0	7	1	< 1	< .01	3500
117523	0	40	1	44	0	1	16	678	4	26	0	15	1	60	0	1	0	117	2	0	8	1	1	49	0	3	2	0	0	0	< .01	6	< .1	0	7	< .5	< 1	0	3400
117524 ROCK	1	43	3	89	0	12	9	353	2	5	1	2	1	140	0	1	< .1	65	5	0	5	23	1	67	0	2	2	0	0	1	0	3	< .1	0	5	< .5	< 1	< .01	500
117525 PULP	20	114	4	46	0	922	29	712	4	2	1	9038	3	101	< .1	1	0	101	1	0	8	1306	1	144	0	2	2	0	0	3	< .01	3	< .1	< .05	6	< .5	< 1	10	-
117526	0	40	2	56	0	2	19	776	5	55	0	19	1	90	< .1	2	0	115	3	0	8	2	2	41	0	5	2	0	0	0	0	8	< .1	1	8	< .5	< 1	0	3700
RE 117526	1	42	6	59	0	2	19	772	5	57	0	19	1	90	< .1	2	0	114	3	0	9	2	2	42	0	5	2	0	0	0	0	8	< .1	1	8	< .5	< 1	0	-
RRE 117526	1	39	2	59	0	3	19	734	5	55	0	18	1	91	< .1	2	0	111	3	0	8	3	2	44	0	3	2	0	0	0	0	8	< .1	1	8	< .5	< 1	0	-
117527	0	68	2	69	0	3	24	1249	6	108	0	25	1	132	0	1	0	168	4	0	9	< 1.0	2	66	0	4	3	0	0	0	< .01	13	< .1	1	9	< .5	< 1	0	2900
117528	0	62	3	57	0	1	21	904	6	91	0	36	1	52	< .1	3	0	119	3	0	8	1	2	38	0	3	2	0	0	0	0	9	0	1	9	1	< 1	0	2500
STANDARD DS5/AU-1	12	141	24	138	0	24	12	754	3	19	6	40	3	47	5	4	6	62	1	0	13	192	1	138	0	18	2	0	0	5	0	3	1	< .05	7	5	< 1	3	-

A401713

ACME ANALYTICAL LABORATORIES LTD. 852 E. HASTINGS ST. VANCOUVER BC V6A 1R6 PHONE(604)253-3158 FAX(604)253-1716
Logan Resources Ltd. PROJECT REDFORD
Acme file # A401713 Received: APR 28 2004 * 80 samples in this disk file.
Analysis: GROUP 1DX - 0.50 GM
AU** BY FIRE ASSAY FROM 1 A.T. SAMPLE.
ELEMENT	Mo	Cu	Pb	Zn	Ag	Ni	Co	Mn	Fe	As	U	Au	Th	Sr	Cd	Sb	Bi	V	Ca	P	La	Cr	Mg	Ba	Ti	B	Al	Na	K	W	Hg	Sc	Tl	S	Ga	Se	Te	Au**	Sample
SAMPLES	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppb	ppm	ppm	ppm	ppm	ppm	ppm	%	%	ppm	ppm	%	ppm	%	ppm	%	%	%	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	gm/mt	gm
SI	0	1	1	3	< .1	0	0	2	0	< .5	< .1	< .5	< .1	2	< .1	< .1	< .1	1	0	< .001	< 1	< 1.0	< .01	2	< .001	< 1	0	0	< .01	0	< .01	0	< .1	< .05	< 1	< .5	< 1	< .01	-
117529	0	83	1	52	0	3	19	805	5	23	0	3	1	103	0	0	0	175	3	0	8	2	1	51	0	< 1	2	0	0	0	< .01	9	< .1	0	8	1	< 1	< .01	4200
117530	1	63	1	57	0	3	23	779	5	15	0	3	1	79	0	0	0	204	3	0	8	3	2	48	0	< 1	2	0	0	0	< .01	11	< .1	0	8	1	< 1	< .01	2600
117531	0	83	2	54	0	1	19	825	5	46	0	9	1	81	0	1	0	152	3	0	8	2	1	68	0	< 1	2	0	0	0	< .01	9	< .1	0	8	1	< 1	< .01	3500
117532	1	97	2	55	0	2	18	732	4	17	0	2	1	93	0	1	0	137	2	0	9	5	1	58	0	< 1	2	0	0	1	0	6	< .1	0	8	< .5	< 1	< .01	3500
117533	0	74	1	54	0	3	16	629	5	21	0	1	1	102	0	0	0	147	2	0	8	5	1	52	0	< 1	2	0	0	0	< .01	7	< .1	0	8	< .5	< 1	< .01	3700
117534	1	76	1	49	0	2	16	586	4	3	0	1	1	81	< .1	0	0	137	2	0	8	6	1	38	0	< 1	2	0	0	1	0	5	< .1	0	8	1	< 1	< .01	2900
117535	0	13	2	27	< .1	1	5	227	2	4	1	< .5	5	29	< .1	0	< .1	28	1	0	8	7	0	39	0	< 1	1	0	0	0	< .01	3	< .1	< .05	5	< .5	< 1	< .01	2800
117536	1	23	2	29	< .1	2	6	321	2	15	1	1	5	55	< .1	0	< .1	38	2	0	10	12	1	46	0	< 1	1	0	0	2	0	3	< .1	< .05	5	< .5	< 1	< .01	3300
117537	0	114	3	57	0	1	19	800	5	26	0	10	1	96	< .1	1	0	150	3	0	8	2	1	113	0	< 1	2	0	0	0	< .01	9	0	0	9	1	< 1	0	3000
117538	1	155	3	52	0	23	26	675	5	58	0	15	1	86	0	1	0	243	3	0	4	17	2	45	0	< 1	2	0	0	1	0	13	< .1	0	7	1	< 1	0	1600
117539	0	17	2	31	< .1	1	5	393	2	3	1	5	3	46	< .1	0	< .1	28	1	0	8	7	1	71	0	< 1	1	0	0	0	0	3	< .1	0	5	< .5	< 1	< .01	2900
117540	1	75	4	59	0	2	20	668	5	94	0	5	1	78	0	1	0	109	1	0	8	4	2	28	0	< 1	3	0	0	1	0	6	< .1	1	8	< .5	< 1	< .01	2200
117541	0	107	3	48	0	0	18	488	4	36	0	1	1	78	< .1	1	0	61	2	0	8	2	1	27	0	< 1	2	0	0	0	< .01	4	< .1	1	8	1	< 1	< .01	3400
117542	1	120	2	51	0	1	15	427	4	12	0	2	1	71	0	0	0	88	2	0	8	4	1	40	0	< 1	2	0	0	1	< .01	4	< .1	1	7	< .5	< 1	< .01	3400
117543	0	121	2	57	0	1	25	535	5	26	0	3	1	84	0	1	0	136	2	0	5	2	2	38	0	< 1	3	0	0	0	< .01	8	< .1	0	7	1	< 1	< .01	3200
117544	1	163	2	52	0	1	24	502	5	24	0	5	1	70	< .1	1	1	189	2	0	3	4	1	32	0	< 1	2	0	0	1	0	8	< .1	1	7	1	< 1	< .01	2400
117545	1	171	2	74	0	2	28	530	5	11	0	2	1	87	0	1	1	212	2	0	3	1	1	34	0	< 1	2	0	0	0	0	10	< .1	1	7	1	< 1	< .01	2800
117546	1	21	2	64	< .1	25	33	662	4	38	0	1	0	154	< .1	1	0	119	2	0	2	74	3	8	0	< 1	3	0	0	1	< .01	5	< .1	0	8	< .5	< 1	< .01	1200
RE 117546	1	23	2	72	< .1	27	38	677	4	43	0	< .5	0	163	< .1	1	0	122	2	0	2	85	3	8	0	< 1	4	0	0	1	0	6	< .1	0	9	< .5	< 1	< .01	-
RRE 117546	0	22	2	64	< .1	25	34	686	4	35	0	< .5	0	175	< .1	1	0	130	2	0	2	75	3	9	0	< 1	4	0	0	0	< .01	6	< .1	0	8	< .5	< 1	< .01	-
117547	1	81	2	48	0	4	29	524	4	28	0	1	1	142	< .1	1	0	126	2	0	3	5	2	13	0	< 1	3	0	0	1	< .01	8	< .1	0	6	1	< 1	< .01	3800
117548	1	110	2	66	0	2	23	686	5	30	0	2	1	111	0	0	0	156	3	0	4	3	2	26	0	< 1	3	0	0	0	0	12	< .1	0	9	1	< 1	< .01	2700
117549 ROCK	1	48	4	99	0	14	10	399	3	5	1	1	2	150	0	1	< .1	78	5	0	6	29	1	72	0	< 1	2	0	0	1	0	4	< .1	0	6	< .5	< 1	< .01	1000
117550 PULP	15	63	16	49	0	700	22	598	3	7	1	318	3	75	0	1	0	62	1	0	9	1064	1	169	0	< 1	1	0	0	3	0	4	0	0	6	< .5	< 1	1	-
117551	1	158	2	46	0	8	55	597	5	1180	0	8	1	274	0	1	1	147	4	0	4	3	2	19	0	< 1	5	0	0	0	< .01	9	< .1	0	10	1	< 1	0	1900
117552	1	35	2	37	0	18	30	680	4	5038	0	54	1	352	0	1	1	219	5	0	2	18	2	20	0	< 1	5	0	0	1	< .01	13	< .1	0	10	2	3	0	2300
117553	0	431	2	44	1	28	51	524	6	2456	0	21	1	144	0	1	1	254	3	0	2	19	2	15	0	< 1	4	0	0	0	< .01	12	< .1	1	9	2	< 1	0	2300
117554	1	294	2	41	0	23	22	441	4	235	0	8	1	99	0	1	0	266	2	0	2	16	1	29	0	< 1	2	0	0	1	0	9	< .1	0	6	1	< 1	0	3600
117555	0	125	1	42	0	24	21	522	4	46	0	4	1	119	0	1	0	200	2	0	2	55	2	46	0	< 1	3	0	0	0	< .01	10	< .1	0	6	< .5	< 1	< .01	3300
117556	1	42	2	40	0	32	19	647	3	33	0	4	1	131	< .1	0	0	95	5	0	2	124	2	32	0	< 1	3	0	0	0	< .01	12	< .1	< .05	6	< .5	< 1	< .01	2300
117557	0	36	1	33	0	24	15	395	2	22	0	1	1	150	0	0	0	63	3	0	1	87	1	32	0	< 1	3	0	0	< .1	0	8	< .1	< .05	5	< .5	< 1	< .01	3700
117558	1	41	1	32	0	25	17	497	3	51	0	5	0	111	0	0	0	84	3	0	1	93	2	23	0	< 1	3	0	0	1	< .01	9	< .1	< .05	5	< .5	< 1	< .01	3400
117559	0	141	2	37	0	16	19	432	3	399	0	6	1	78	0	1	0	118	2	0	2	56	1	20	0	< 1	2	0	0	0	0	8	< .1	0	5	< .5	< 1	0	3500
117560	1	123	1	52	0	15	21	415	3	1051	0	7	1	107	0	0	0	143	2	0	2	53	1	28	0	< 1	3	0	0	1	< .01	8	< .1	0	5	1	< 1	< .01	2400
117561	0	108	3	36	0	13	18	449	3	357	0	11	1	102	0	0	0	125	2	0	2	51	1	27	0	< 1	2	0	0	0	0	8	< .1	0	5	< .5	< 1	0	2300
STANDARD DS5/AU-1	13	144	25	139	0	24	12	767	3	19	6	42	3	49	5	3	6	62	1	0	12	186	1	144	0	18	2	0	0	5	0	3	1	< .05	6	5	< 1	3	-
117562	0	66	1	35	0	14	17	488	3	821	0	6	1	89	< .1	1	0	96	2	0	3	31	1	15	0	2	2	0	0	0	< .01	6	< .1	0	5	< .5	< 1	< .01	2900
117563	1	25	2	29	< .1	12	17	440	3	5669	0	29	1	102	< .1	1	0	99	2	0	2	27	1	18	0	2	2	0	0	0	< .01	7	< .1	0	6	1	< 1	0	1700
117564	0	75	1	37	0	11	18	540	3	300	1	5	1	70	0	1	0	126	2	0	4	27	1	18	0	2	2	0	0	0	< .01	7	< .1	0	5	< .5	< 1	< .01	4000
117565	1	35	2	74	< .1	12	12	638	3	555	1	4	2	65	0	1	0	85	2	0	7	59	1	38	0	2	2	0	0	0	0	7	< .1	0	6	< .5	< 1	0	2200
117566	1	43	2	37	0	3	11	509	4	36	0	7	1	71	< .1	0	0	68	3	0	8	10	1	50	0	4	2	0	0	0	< .01	4	< .1	0	7	< .5	< 1	0	3800
117567	1	51	1	30	0	10	14	448	3	21	0	8	1	170	0	0	0	86	3	0	2	66	1	40	0	5	4	1	0	0	0	9	< .1	0	7	< .5	< 1	0	2900
117568	1	66	1	32	0	11	14	411	2	503	0	6	1	174	0	0	0	77	3	0	2	60	1	36	0	4	4	1	0	0	0	8	< .1	0	6	< .5	< 1	< .01	3500
117569	2	46	1	31	0	11	16	439	3	1171	0	9	1	202	0	0	0	78	4	0	2	70	1	42	0	4	4	1	0	< .1	< .01	9	< .1	0	7	< .5	< 1	0	3700
117570	1	51	1	30	0	9	13	386	2	629	0	15	1	198	0	0	0	70	3	0	2	62	1	35	0	2	3	1	0	< .1	< .01	7	< .1	0	6	< .5	< 1	0	3400
117571	2	63	2	36	0	10	15	416	3	81	0	26	1	174	0	0	0	78	3	0	2	65	1	36	0	5	4	1	0	0	< .01	9	< .1	0	7	< .5	< 1	0	3500
117572	1	70	2	39	0	10	16	447	3	24	0	2	1	182	0	0	0	88	3	0	2	65	1	41	0	1	4	1	0	0	0	9	< .1	< .05	7	< .5	< 1	0	3500
117573	1	71	1	42	0	11	17	538	3	16	0	3	1	150	0	0	0	123	3	0	2	65	1	32	0	4	3	0	0	0	0	10	< .1	0	7	< .5	< 1	< .01	5200
117574 ROCK	1	48	4	117	0	13	10	420	3	6	1	1	1	146	0	1	< .1	75	5	0	6	25	1	82	0	3	2	0	0	0	0	4	< .1	0	6	1	< 1	< .01	300
117575 PULP	19	65	18	49	0	863	23	644	3	7	2	720	3	83	0	1	0	60	1	0	11	1207	1	203	0	6	1	0	0	3	0	4	0	0	6	< .5	< 1	1	-
117576	1	94	2	46	0	13	27	677	4	624	0	23	1	148	0	0	0	158	4	0	3	59	2	49	0	5	3	0	0	0	0	12	< .1	0	8	< .5	< 1	0	4400
RE 117576	1	91	2	45	0	13	26	673	4	598	0	23	1	157	0	0	0	157	4	0	3	57	2	53	0	2	3	0	0	0	< .01	12	< .1	0	8	< .5	< 1	0	-
RRE 117576	2	93	2	49	0	12	26	684	4	551	0	24	1	165	0	0	0	157	4	0	3	58	2	58	0	5	3	0	0	0	< .01	12	< .1	0	7	< .5	< 1	0	-
117577	3	75	2	65	0	7	21	807	5	1355	0	55	1	236	0	1	0	166	4	0	5	28	1	132	0	1	3	0	0	0	< .01	12	< .1	0	8	1	< 1	0	3500
117578	1	61	2	42	0	6	16	667	4	520	0	16	1	103	0	0	0	144	3	0	4	27	1	28	0	4	3	0	0	0	< .01	9	< .1	0	8	< .5	< 1	0	3900
117579	1	101	2	49	0	5	17	611	4	57	0	226	1	70	< .1	0	0	119	2	0	8	13	1	31	0	3	2	0	0	0	0	6	< .1	0	9	1	< 1	0	3800
117580	1	141	2	58	0	6	19	845	5	50	0	67	1	73	0	0	0	135	4	0	7	13	1	28	0	4	2	0	0	0	0	10	0	0	10	< .5	< 1	0	3300
117581	1	143	2	53	0	8	22	805	5	60	0	226	1	86	0	0	0	143	3	0	7	18	1	32	0	7	2	0	0	0	< .01	9	< .1	0	9	< .5	< 1	0	3600
117582	1	71	2	54	0	8	27	888	5	37	0	143	1	85	0	0	0	153	4	0	7	16	1	26	0	5	3	0	0	0	< .01	10	< .1	0	10	< .5	< 1	0	3300
117583	1	109	2	50	0	7	15	662	4	22	0	8	1	57	0	0	0	134	2	0	7	18	1	26	0	6	2	0	0	0	< .01	7	< .1	0	9	< .5	< 1	0	3300
117584	1	119	2	46	0	5	17	687	4	25	0	16	1	58	0	0	0	129	3	0	7	11	1	23	0	7	2	0	0	0	< .01	7	< .1	0	9	< .5	< 1	0	3400
117585	1	157	2	41	0	6	15	490	4	25	0	9	1	56	0	0	0	99	2	0	7	12	1	23	0	5	2	0	0	0	< .01	5	< .1	0	8	< .5	< 1	0	1900
117586	1	58	2	39	0	5	14	580	3	31	1	53	2	83	< .1	0	0	101	3	0	7	11	1	28	0	4	2	0	0	0	< .01	6	< .1	0	9	< .5	< 1	0	1700
117587	1	68	2	40	0	6	17	539	3	17	1	8	2	68	< .1	0	0	100	2	0	9	14	1	30	0	2	2	0	0	0	0	5	< .1	0	7	< .5	< 1	0	1200
117588	1	48	3	44	0	5	14	787	4	18	0	11	1	57	< .1	0	0	122	3	0	8	11	1	28	0	4	2	0	0	0	0	9	< .1	0	8	< .5	< 1	0	2300
117589	2	49	2	46	0	5	16	627	4	11	1	6	1	74	0	0	0	121	2	0	7	13	1	25	0	3	2	0	0	0	0	7	< .1	0	8	< .5	< 1	0	2200
117590	1	57	3	49	0	9	22	1093	5	180	0	88	2	210	0	2	0	118	5	0	9	16	2	68	0	3	2	0	0	0	< .01	10	0	1	8	< .5	< 1	0	2700
117591	1	70	2	50	0	7	17	833	4	28	1	11	2	77	0	1	< .1	143	3	0	9	15	1	58	0	6	2	0	0	0	< .01	10	< .1	0	8	< .5	< 1	0	2000
117592	1	70	3	56	0	10	21	827	5	33	0	12	1	182	< .1	1	0	140	4	0	9	21	1	95	0	5	3	0	0	0	< .01	10	0	0	10	< .5	< 1	0	1600
117593	1	64	3	55	0	5	16	974	5	30	0	14	1	142	< .1	1	0	149	4	0	8	9	1	47	0	6	2	0	0	0	0	11	0	0	7	< .5	< 1	0	2300
117594	2	44	5	52	0	9	20	1078	5	119	0	13	1	179	0	1	0	120	5	0	7	17	2	43	0	5	2	0	0	0	< .01	12	0	1	7	< .5	< 1	0	3700
STANDARD DS5/AU-1	13	139	25	139	0	25	13	754	3	19	6	42	3	48	5	4	6	62	1	0	12	191	1	137	0	17	2	0	0	5	0	4	1	< .05	7	5	< 1	3	-
117595	2	59	3	43	0	7	17	805	4	80	0	26	1	120	0	1	0	123	3	0	7	17	1	66	0	6	2	0	0	0	< .01	9	0	1	6	< .5	< 1	0	4300
117596	1	52	3	60	0	9	20	905	4	14	0	11	2	130	< .1	0	< .1	142	3	0	8	21	2	65	0	4	2	0	0	0	< .01	11	< .1	0	9	< .5	< 1	0	3400
117597	1	53	7	47	0	8	17	833	4	40	0	37	2	105	0	1	0	134	4	0	7	19	1	63	0	4	2	0	0	0	< .01	8	< .1	0	8	< .5	< 1	0	3000
117598	0	89	3	49	0	8	17	774	4	18	0	24	1	76	0	1	0	141	2	0	7	20	1	48	0	2	2	0	0	0	< .01	9	< .1	0	8	< .5	< 1	0	3200
117599 ROCK	1	42	3	86	0	11	9	360	2	4	1	1	2	135	0	1	< .1	66	4	0	6	25	1	79	0	2	2	0	0	0	< .01	4	< .1	0	5	< .5	< 1	< .01	400
117600 PULP	16	63	16	51	0	665	20	589	3	6	1	468	3	71	0	1	0	59	1	0	8	1013	1	166	0	4	1	0	0	3	0	4	0	< .05	5	< .5	< 1	1	-
117601	2	55	2	39	0	7	14	502	3	9	1	70	2	82	0	1	< .1	96	2	0	5	15	1	37	0	2	2	0	0	0	< .01	6	< .1	< .05	7	< .5	< 1	0	3000
117602	1	63	2	54	0	10	20	965	4	30	1	24	2	206	< .1	1	< .1	140	4	0	7	23	2	53	0	2	2	0	0	< .1	0	12	< .1	0	8	< .5	< 1	0	1700
STANDARD DS5/AU-1	13	143	25	134	0	25	12	748	3	18	7	40	3	47	6	4	6	58	1	0	11	185	1	144	0	17	2	0	0	5	0	3	1	< .05	6	5	< 1	3	-
A402147

ACME ANALYTICAL LABORATORIES LTD. 852 E. HASTINGS ST. VANCOUVER BC V6A 1R6 PHONE(604)253-3158 FAX(604)253-1716
Logan Resources Ltd. PROJECT REDFORD
Acme file # A402147 Received: MAY 17 2004 * 3 samples in this disk file.
Analysis: GROUP 1DX - 0.50 GM
AU** GROUP 3B - 30.00 GM SAMPLE ANALYSIS BY FA/ICP.
ELEMENT	Mo	Cu	Pb	Zn	Ag	Ni	Co	Mn	Fe	As	U	Au	Th	Sr	Cd	Sb	Bi	V	Ca	P	La	Cr	Mg	Ba	Ti	B	Al	Na	K	W	Hg	Sc	Tl	S	Ga	Se	Te	Au**
SAMPLES	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppb	ppm	ppm	ppm	ppm	ppm	ppm	%	%	ppm	ppm	%	ppm	%	ppm	%	%	%	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	ppb
SI	0	1	0	1	< .1	0	< .1	8	0	< .5	< .1	< .5	< .1	2	< .1	< .1	< .1	< 1	0	< .001	< 1	< 1.0	< .01	4	0	< 1	0	0	< .01	0	< .01	0	< .1	0	< 1	< .5	< 1	< 2
117651	2	3	3	37	0	3	14	676	6	>10000	0	517	1	42	< .1	8	2	88	2	0	6	4	1	47	0	3	2	0	0	1	0	8	0	2	9	12	13	662
STANDARD DS5/AU-R	12	137	24	131	0	25	12	749	3	19	6	43	3	47	5	4	6	58	1	0	12	181	1	135	0	17	2	0	0	4	0	3	1	0	7	5	< 1	496

A402145

ACME ANALYTICAL LABORATORIES LTD. 852 E. HASTINGS ST. VANCOUVER BC V6A 1R6 PHONE(604)253-3158 FAX(604)253-1716
Logan Resources Ltd. PROJECT REDFORD
Acme file # A402145 Received: MAY 17 2004 * 25 samples in this disk file.
Analysis: GROUP 1D - 0.50 GM
AU** GROUP 3B - 30.00 GM SAMPLE ANALYSIS BY FA/ICP.
ELEMENT	Mo	Cu	Pb	Zn	Ag	Ni	Co	Mn	Fe	As	U	Au	Th	Sr	Cd	Sb	Bi	V	Ca	P	La	Cr	Mg	Ba	Ti	B	Al	Na	K	W	Au**
SAMPLES	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	%	ppm	ppm	%	ppm	%	ppm	%	%	%	ppm	ppb
SI	< 1	2	< 3	3	< .3	< 1	< 1	< 2	0	< 2	< 8	< 2	< 2	1	< .5	< 3	< 3	< 1	0	< .001	< 1	1	0	1	< .01	< 3	< .01	0	< .01	< 2	< 2
117652	2	678	7	8	1	53	98	618	6	81	< 8	< 2	< 2	268	1	< 3	< 3	18	22	0	2	4	1	10	< .01	< 3	1	< .01	< .01	< 2	85
117653	< 1	9	5	< 1	0	3	1	608	0	3	< 8	< 2	< 2	376	< .5	4	< 3	< 1	31	0	1	1	0	5	< .01	< 3	0	< .01	< .01	2	5
117654	1	192	5	18	0	4	12	557	2	6	< 8	< 2	< 2	309	< .5	3	< 3	8	28	0	< 1	1	1	10	< .01	< 3	0	< .01	< .01	< 2	5
117656	1	24	10	49	< .3	37	10	395	2	16	< 8	< 2	5	139	< .5	< 3	< 3	14	2	0	18	22	1	53	< .01	5	1	0	0	< 2	4
117657	1	25	10	53	< .3	40	10	405	2	13	< 8	< 2	4	129	< .5	< 3	< 3	25	2	0	19	42	1	52	< .01	6	1	0	0	< 2	3
117658	< 1	3	4	2	< .3	2	< 1	178	1	5	< 8	< 2	< 2	261	< .5	< 3	< 3	2	22	0	< 1	< 1	6	4	< .01	< 3	0	< .01	< .01	< 2	6
117659	1	746	5	28	1	13	87	604	5	179	< 8	< 2	< 2	224	< .5	6	< 3	18	16	0	< 1	3	2	11	< .01	3	0	0	< .01	< 2	42
117661	< 1	8	3	1	0	< 1	1	143	0	6	< 8	< 2	< 2	501	< .5	< 3	< 3	< 1	30	0	< 1	1	1	20	< .01	< 3	0	< .01	< .01	< 2	2
117662	< 1	37	3	44	< .3	47	9	1491	9	4	12	< 2	< 2	32	1	< 3	< 3	54	11	0	< 1	13	1	6	0	< 3	2	< .01	< .01	2	7
117669	< 1	96	< 3	32	< .3	84	33	259	3	< 2	< 8	< 2	< 2	186	< .5	< 3	< 3	55	2	0	1	12	1	14	0	4	3	0	0	< 2	3
117670	1	144	< 3	9	< .3	7	19	275	2	8	< 8	< 2	< 2	245	< .5	< 3	< 3	4	29	0	< 1	2	0	6	0	< 3	0	< .01	< .01	< 2	4
117674	< 1	13	< 3	42	0	1	5	559	3	< 2	< 8	< 2	4	10	< .5	< 3	5	26	1	0	10	3	1	54	0	3	1	0	0	< 2	16
117675	< 1	163	< 3	30	< .3	114	33	1022	5	100	< 8	< 2	2	93	< .5	< 3	< 3	68	6	0	1	13	1	28	0	< 3	3	0	0	< 2	< 2
117676	1	5	3	4	0	2	1	251	0	< 2	< 8	< 2	< 2	197	< .5	< 3	< 3	4	18	0	< 1	4	0	6	< .01	< 3	0	< .01	< .01	2	< 2
RE 117676	< 1	5	< 3	4	0	2	1	237	0	4	< 8	< 2	< 2	197	< .5	< 3	< 3	3	18	0	< 1	5	0	5	< .01	< 3	0	< .01	< .01	2	< 2
117677	1	3	3	12	< .3	1	1	110	0	2	< 8	< 2	< 2	340	< .5	< 3	< 3	3	14	0	1	3	0	6	< .01	< 3	0	< .01	< .01	< 2	< 2
117678	< 1	69	25	57	0	88	35	478	5	34	< 8	< 2	< 2	189	< .5	< 3	< 3	179	4	0	4	188	5	148	0	9	4	0	0	< 2	5
117679	5	425	5	96	0	25	59	1952	8	25	< 8	< 2	2	109	1	< 3	< 3	90	3	0	5	35	2	7	0	< 3	2	< .01	< .01	< 2	5
117680	10	596	8	43	1	49	85	3924	11	51	25	< 2	20	16	1	< 3	3	18	6	0	60	26	0	26	0	< 3	2	< .01	0	< 2	8
117681	< 1	3	4	3	0	< 1	< 1	73	0	< 2	< 8	< 2	< 2	1725	< .5	< 3	< 3	< 1	29	0	1	1	2	50	< .01	< 3	0	< .01	< .01	2	< 2
117682	< 1	26	7	65	0	27	14	542	3	< 2	< 8	< 2	3	51	< .5	< 3	3	89	1	0	11	86	2	44	0	4	2	0	0	< 2	< 2
117683	1	76	< 3	19	< .3	2	8	188	2	15	< 8	< 2	4	21	< .5	< 3	< 3	37	1	0	8	5	0	47	0	4	1	0	0	< 2	7
117690	< 1	5	3	5	< .3	3	1	61	0	< 2	< 8	< 2	< 2	35	< .5	< 3	< 3	4	2	0	< 1	9	0	5	0	< 3	0	0	0	< 2	< 2
117705	1	99	21	114	0	6	10	712	3	10	9	< 2	< 2	168	< .5	< 3	< 3	86	2	0	5	15	1	32	0	4	3	0	0	< 2	97
STANDARD DS5/AU-R	12	136	22	128	0	24	11	740	3	19	< 8	< 2	3	46	5	5	7	57	1	0	12	182	1	136	0	18	2	0	0	4	496

A402146

ACME ANALYTICAL LABORATORIES LTD. 852 E. HASTINGS ST. VANCOUVER BC V6A 1R6 PHONE(604)253-3158 FAX(604)253-1716
Logan Resources Ltd. PROJECT REDFORD
Acme file # A402146 Received: MAY 17 2004 * 22 samples in this disk file.
Analysis: GROUP 1D - 0.50 GM
AU** PT** PD** GROUP 3B BY FIRE ASSAY & ANALYSIS BY ICP-ES. (30 gm)
ELEMENT	Mo	Cu	Pb	Zn	Ag	Ni	Co	Mn	Fe	As	U	Au	Th	Sr	Cd	Sb	Bi	V	Ca	P	La	Cr	Mg	Ba	Ti	B	Al	Na	K	W	Au**	Pt**	Pd**
SAMPLES	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	%	ppm	ppm	%	ppm	%	ppm	%	%	%	ppm	ppb	ppb	ppb
SI	< 1	2	< 3	< 1	< .3	< 1	< 1	2	0	< 2	< 8	< 2	< 2	2	< .5	< 3	< 3	< 1	0	< .001	< 1	1	< .01	3	< .01	< 3	0	0	0	< 2	2	< 2	< 2
117684	< 1	82	< 3	42	< .3	139	28	631	4	< 2	11	< 2	< 2	33	< .5	< 3	< 3	102	2	0	2	149	3	17	0	5	3	0	0	< 2	3	9	6
117685	1	1599	< 3	39	< .3	70	30	548	5	3	< 8	< 2	< 2	31	< .5	< 3	< 3	119	3	0	< 1	122	2	5	0	6	3	0	0	< 2	17	< 2	2
117686	< 1	72	< 3	29	< .3	101	26	456	3	< 2	8	< 2	< 2	57	< .5	< 3	< 3	88	2	0	1	82	2	8	0	4	2	0	0	< 2	5	9	3
117687	< 1	132	< 3	34	< .3	94	24	403	4	2	< 8	< 2	< 2	74	< .5	< 3	< 3	98	3	0	1	83	2	18	0	6	4	0	0	< 2	4	5	6
117688	< 1	83	< 3	48	< .3	116	41	517	6	< 2	8	< 2	< 2	19	< .5	< 3	< 3	157	1	0	1	156	4	9	0	5	4	0	0	< 2	3	2	< 2
117689	< 1	35	3	31	< .3	1	9	442	4	< 2	< 8	< 2	< 2	64	< .5	< 3	< 3	77	2	0	6	2	1	7	0	< 3	2	0	0	< 2	9	< 2	< 2
117691	< 1	166	< 3	20	< .3	23	12	209	2	2	8	< 2	< 2	66	< .5	< 3	< 3	69	1	0	2	36	1	2	1	< 3	1	0	0	< 2	4	7	13
117692	< 1	301	< 3	43	< .3	189	32	543	3	2	< 8	< 2	< 2	54	< .5	< 3	< 3	73	3	0	1	319	3	22	0	< 3	4	0	0	< 2	6	13	9
117693	1	1413	< 3	46	< .3	34	22	310	4	3	< 8	< 2	< 2	29	< .5	< 3	< 3	208	1	0	4	57	0	7	0	4	1	0	0	< 2	6	6	38
117694	< 1	818	< 3	37	< .3	36	20	308	4	< 2	10	< 2	< 2	22	< .5	< 3	< 3	194	1	0	4	79	1	22	0	4	1	0	0	< 2	6	2	9
117695	< 1	32	4	44	< .3	37	18	465	3	< 2	< 8	< 2	< 2	21	< .5	< 3	< 3	126	1	0	2	39	1	9	0	7	2	0	0	< 2	< 2	< 2	2
117696	< 1	130	< 3	33	< .3	35	18	301	3	2	< 8	< 2	< 2	24	< .5	< 3	< 3	96	2	0	2	39	1	4	0	4	1	0	0	< 2	6	7	16
117697	< 1	466	< 3	44	< .3	43	22	430	3	< 2	< 8	< 2	< 2	26	< .5	< 3	< 3	119	2	0	2	35	2	15	0	8	2	0	0	< 2	5	8	8
117698	< 1	231	< 3	38	< .3	25	18	370	3	< 2	< 8	< 2	< 2	48	< .5	< 3	< 3	111	3	0	3	21	1	6	0	8	2	0	0	< 2	3	12	14
RE 117698	1	232	< 3	38	< .3	25	18	372	3	< 2	< 8	< 2	< 2	48	< .5	< 3	< 3	111	3	0	2	21	1	6	0	6	2	0	0	< 2	3	8	10
117699	< 1	168	< 3	30	< .3	62	24	497	3	2	< 8	< 2	< 2	22	< .5	< 3	< 3	111	4	0	1	92	2	10	0	12	3	0	0	< 2	7	7	< 2
117700	< 1	35	< 3	40	< .3	261	34	559	3	< 2	< 8	< 2	< 2	14	< .5	< 3	< 3	72	1	0	< 1	556	4	5	0	3	3	0	0	< 2	3	11	4
117701	< 1	104	< 3	24	< .3	202	28	436	4	< 2	< 8	< 2	< 2	27	< .5	< 3	< 3	89	1	0	1	696	3	9	0	6	2	0	0	< 2	24	7	< 2
117702	< 1	388	< 3	40	< .3	26	20	87	4	< 2	< 8	< 2	< 2	67	< .5	< 3	< 3	307	2	0	3	77	1	26	0	3	4	0	0	< 2	13	< 2	20
117703	1	1059	8	69	1	120	252	666	11	87	< 8	< 2	< 2	17	< .5	< 3	3	112	1	0	1	58	2	4	0	6	2	0	0	< 2	44	< 2	17
117704	1	245	< 3	53	< .3	58	31	598	6	6	< 8	< 2	< 2	29	< .5	< 3	< 3	129	1	0	2	64	2	9	0	7	2	0	0	2	3	3	< 2
STANDARD DS5/AU-R	13	146	26	136	< .3	26	13	755	3	18	< 8	< 2	3	46	6	3	5	63	1	0	12	184	1	138	0	17	2	0	0	6	480	-	-

A402144

ACME ANALYTICAL LABORATORIES LTD. 852 E. HASTINGS ST. VANCOUVER BC V6A 1R6 PHONE(604)253-3158 FAX(604)253-1716
Logan Resources Ltd. PROJECT REDFORD
Acme file # A402144 Received: MAY 17 2004 * 13 samples in this disk file.
Analysis: GROUP 7AR - 1.000 GM
ELEMENT	Mo	Cu	Pb	Zn	Ag	Ni	Co	Mn	Fe	As	Sr	Cd	Sb	Bi	Ca	P	Cr	Mg	Al	Na	K	W	Hg	Au**
SAMPLES	%	%	%	%	gm/mt	%	%	%	%	%	%	%	%	%	%	%	%	%	%	%	%	%	%	gm/mt
SI	< .001	< .001	< .01	< .01	< 2	< .001	< .001	< .01	0	< .01	< .001	< .001	0	< .01	0	< .001	0	0	< .01	0	< .01	< .001	< .001	< .01
117660	< .001	< .001	< .01	< .01	< 2	< .001	0	0	23	< .01	0	< .001	0	< .01	1	0	< .001	6	0	0	0	< .001	< .001	0
117663	< .001	0	< .01	0	2	0	0	0	7	< .01	0	< .001	0	< .01	1	0	0	3	3	0	< .01	< .001	< .001	0
117664	< .001	1	< .01	0	12	0	0	0	22	< .01	0	< .001	0	< .01	1	0	0	2	3	0	0	< .001	< .001	0
117665	< .001	0	< .01	< .01	3	0	0	0	30	0	0	< .001	0	< .01	2	0	0	1	2	0	0	< .001	< .001	0
117666	< .001	0	< .01	< .01	3	0	0	0	26	0	< .001	< .001	0	< .01	10	0	0	0	1	< .01	0	0	< .001	0
117667	< .001	1	< .01	< .01	2	0	0	0	45	0	< .001	< .001	< .001	< .01	0	0	0	0	0	0	0	0	< .001	0
117668	< .001	0	< .01	< .01	< 2	0	0	0	18	0	0	< .001	< .001	< .01	4	0	0	1	2	< .01	< .01	< .001	< .001	0
117671	< .001	0	< .01	< .01	< 2	0	0	0	8	< .01	0	< .001	0	< .01	1	0	0	10	5	0	0	< .001	< .001	0
117672	< .001	0	< .01	< .01	< 2	0	0	0	25	< .01	< .001	< .001	0	< .01	0	0	0	5	2	< .01	< .01	< .001	< .001	< .01
RE 117672	< .001	0	< .01	< .01	< 2	0	0	0	25	< .01	< .001	< .001	0	< .01	0	0	0	5	2	< .01	0	< .001	< .001	0
117673	< .001	0	< .01	< .01	< 2	< .001	0	0	5	< .01	0	< .001	0	< .01	1	0	0	5	3	0	0	< .001	< .001	< .01
117706	< .001	0	< .01	0	5	0	0	0	12	< .01	0	< .001	< .001	< .01	10	0	0	0	1	< .01	< .01	< .001	< .001	0
STANDARD R-2a/AU-1	0	1	1	4	161	0	0	0	23	0	0	0	0	< .01	2	0	0	1	1	0	0	0	0	3

A402148

ACME ANALYTICAL LABORATORIES LTD. 852 E. HASTINGS ST. VANCOUVER BC V6A 1R6 PHONE(604)253-3158 FAX(604)253-1716
Logan Resources Ltd. PROJECT REDFORD
Acme file # A402148 Received: MAY 17 2004 * 3 samples in this disk file.
Analysis: GROUP 1D - 0.50 GM
AU** GROUP 3B - 30.00 GM SAMPLE ANALYSIS BY FA/ICP.
ELEMENT	Mo	Cu	Pb	Zn	Ag	Ni	Co	Mn	Fe	As	U	Au	Th	Sr	Cd	Sb	Bi	V	Ca	P	La	Cr	Mg	Ba	Ti	B	Al	Na	K	W	Au**
SAMPLES	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	%	ppm	ppm	%	ppm	%	ppm	%	%	%	ppm	ppb
G-1	2	1	< 3	33	< .3	4	4	479	2	< 2	< 8	< 2	4	75	< .5	< 3	< 3	38	1	0	7	35	1	207	0	4	1	0	0	< 2	< 2
117655	1	55	4	51	< .3	24	15	216	4	26	< 8	< 2	3	7	1	< 3	< 3	87	0	0	8	52	0	25	0	8	8	0	0	< 2	11
STANDARD DS5/AU-R	14	139	25	131	< .3	24	12	738	3	19	< 8	< 2	3	44	6	4	6	59	1	0	11	179	1	134	0	18	2	0	0	6	481

A402144R

ACME ANALYTICAL LABORATORIES LTD. 852 E. HASTINGS ST. VANCOUVER BC V6A 1R6 PHONE(604)253-3158 FAX(604)253-1716
Logan Resources Ltd. PROJECT REDFORD
Acme file # A402144R Received: JUN 3 2004 * 7 samples in this disk file.
ELEMENT	Pt**	Pd**	Sample
SAMPLES	ppb	ppb	gm
117663	5	4	30
117664	2	< 2	30
117665	< 2	< 2	30
117666	< 2	< 2	30
117667	< 2	4	15
117668	< 2	2	15
STANDARD FA-10R	489	496	30

APPENDIX 3

Rock sample descriptions and significant assay results

Sample Number	Sample Type	UTM* Northing	UTM* Easting	Sample Description	Assay Results
117651	Rock-Float	5435489	0325235

medium grained diorite, albite altered, up to 5% disseminated arsenopyrite around massive arsenopyrite veins (5% of the unit), up to 8mm thick, these arsenopyrite veins contain 5% quartz, fresh rock is medium grey colored, weathered surface is rusty orange colored, the unit is composed of 80% feldspar (albite and 10% chloritized mafic minerals

					>10000 ppm As, 662 ppb Au
117652	Rock	5437845	0320576	shear zone inbetween massive recrytalized limestone, shear zone oriented at 051/50, sulfides are in a shear vein containing 70% pyrite	678 ppm Cu, 98 ppm Co, 85 ppb Au
117653	Rock	5437318	0319996	rusty rubble zone in recrystalized limestone, trace amountsof pyrite	no signiicant assays
117654	Rock	5437318	0319996	contact zone between recrystalized limestone and sheared plagioclase porphyritic dyke, disseminated pyrite along contact	192 ppm Cu, 12 ppm Co
117655	Soil	5437318	0319996	sheared contact zone between recrystalized limestone and plagioclase porphyritic dyke, 2.5-2.6m wide, very rusty soil, shear zone oriented at 016/58	55 ppm Cu, 15 ppm Co, 11 ppb Au
117656	Rock-Float	5437339	0320074

feldspar porphyry dyke, traces of silver colored flaked molybdenite, 1% malachite spots and traces of fine grained disseminated pyrite (2%), the unit is composed of 30% plagioclase phenocrysts, 10% of chloritized mafic minerals and 57% dull grey groundmass of felspathic minerals, rusty orange colored weathered surface and fresh surface is dull grey colored

					1 ppm Mo, 24 ppm Cu
117657	Rock	5437338	0320104

feldspar porphyry dyke with 1-2% malachite spots, traces disseminated molybdenite and 1% disseminated pyrite, the unit is composed of 50% plagioclase phenocrysts and 30% chloritized mafic minerals, dull rusty orange colored surface and dull grey colored fresh surface, the unit is also more crystalline than 117656

					1 ppm Mo, 25 ppm Cu
117658	Rock	5437302	0320199	recrystalized limestone, heavely veined by calcite and ankerite veins, trace amounts disseminated pyrite and few pyrrhotite veinlets	3 ppm Cu, 6 ppb Au
117659	Rock	5437302	0320214	sheared recrystalized limestone, shear zone oriented at 074/61, 5-10cm thick, traces to 2% chalcopyrite, up to 5% pyrite, dull grey colored fresh surface and rusty orange colored weathered surface	746 ppm Cu, 87 ppm Co, 42 ppb Au
117660	Rock-Float	5437471	0320460

massive magnetite with traces of pyrite and malachite, calcite veinlets observed, minor chlorite, dark black colored fresh surface and rusty orange colored weathered surface, boulder 50X50X35cm in size

					22.71% Fe
117661	Rock	5437759	0320550

taken in footwall of fine grained feldspar porphyry dyke, recrystalized limestone with up to 2% fine grained disseminated pyrite along fractures, dull grey colored fresh surface and dull dark grey colored surface

					8 ppm Cu
117662	Rock	5437784	0320535	massive grossular garnet with rare disseminated pyrite blebs, 20% epidote veins, pale rusty red colored fresh and weathered surface, in contact with metavolcanic	37 ppm Cu
117663	Chip	5437884	0320555	1 meter length (northern part of the o/c), massive sulphides (pyrrhotite and chalcopyrite)(see note book 1, p.45)	6.92% Fe, 0.06% Co, 0.093% Cu
117664	Chip	5437884	0320555	1 meter length, mainly massive sulphides (pyrrhotite and chalcopyrite) but with also metavolcanic containing traces of chalcopyrite and locally traces of malachite (see note book 1, p.45)	1.008% Cu, 0.014% Co, 0.37 g/t Au
117665	Chip	5437884	0320555	1 meter length, metavolcanic containing traces of chalcopyrite and locally traces of malachite (see note book 1, p.45)	0.413% Cu, 0.046% Co, 0.18 g/t Au
117666	Chip	5437884	0320555	1 meter length, metavolcanic containing traces of chalcopyrite and locally traces of malachite (see note book 1, p.45)	0.465% Cu, 0.021% Co, 0.05 g/t Au
117667	Chip	5437884	0320555	1 meter length (south part of the o/c), metavolcanic containing traces of chalcopyrite and locally traces of malachite (see note book 1, p.45)	0.817% Cu, 0.091% Co, 0.21 g/t Au
117668	Rock-Float	5438209	0320679

massive skarn with up to 20% massive pyrrhotite, some of the other boulders are massive pyrrhotite with minor chalcopyrite, very rusty soil, ferroycrete observed, boulder of masive grossular garnet and epidote observed, rusty red colored fresh and weathered surface, probably close to bedrock

					0.155% Cu, 0.018% Co, 0.01 g/t Au
117669	Rock	5438348	0320656	hornfels metavolcanic with 1% fine disseminated pyrite, dark green colored fresh surface, lighter dark green weathered surface	96 ppm Cu, 33 ppm Co
117670	Rock	5438276	0320656	rusty recrystalized limestone with up to 5% fine disseminated pyrite, pale medium grey colored fresh surface and rusty red colored weathered surface	144 ppm Cu, 19 ppm Co
117671	Chip	5437471	0320460	1 meter length, eastern part of the o/c, massive magnetite with traces of pyrite and malachite, calcite veinlets observed	0.016% Cu, 0.003% Co, 7.68% Fe
117672	Chip	5437471	0320460	1 meter length, massive magnetite with traces of pyrite and malachite, calcite veinlets observed and also very minor quartz veinlets observed	25.39% Fe
117673	Chip	5437471	0320460	1 meter length, western part of the o/c, not massive magnetite as before, it is magnetite veins (only 5%) in metavolcanic or medium grained diorite?	4.58% Fe
117674	Rock	5438466	0320810	medium grained granodiorite with rare patches of disseminated pyrite	16 ppb Au
117675	Chip	5438209	0320679	1.2m length, massive skarn grossular garnet with 20% epidote veins, nil to 5% fine disseminated pyrite	163 ppm Cu, 33 ppm Co
117676	Rock	5438059	0320672	quartz veins in recrystalized limestone, 1mm to 2cm thick, oriented at 212/82, noted at the end of the o/c ther is no silification around these quartz veins	< 2 ppb Au
117677	Rock	5438059	0320672	quartz veinlets, 1-4mm thick, oriented at 255/86 in a parallel stockwork	< 2 ppb Au
117678	Rock	5437857	0320708	metavolcanic skarn with traces to 2% fine pyrite	69 ppm Cu
117679	Rock	5437682	0320755	endoskarn with traces to 5% disseminated pyrite	425 ppm Cu, 59 ppm Co
117680	Rock	5437682	0320755	endoskarn with up to 20% disseminated pyrite	596 ppm Cu, 25 ppm U, 20 ppm Th, 60 ppm La
117681	Rock	5436320	0320040

massive recrystalized limestone with extensive stockwork of black veinlet material, traces disseminated chalcopyrite in stockwork veinlets (approx. 30m from the end of the road on the south side, underlaying contact (sub-horizontal) between plagioclase porphyritic intrusive rock (bottom) and recrystalized limestone (top)

					3 ppm Cu
117682	Rock	no GPS reception		plagioclase porphyritic intrusion with traces of disseminated pyrite, rusty weathering on fractures	26 ppm Cu
117683	Rock-Float	no GPS reception		silicified skarn, traces of pyrite and pyrrhotite, chalcopyrite observed on fractures	76 ppm Cu
117684	Rock	5438407	0320578	metavolcanic with a stockwork of epidote+quartz+calcite veinlets, traces of hematite with veinlets, very rusty red soil around o/c	82 ppm Cu, 28 ppm Co
117685	Rock-Float	5438657	0320455	metavolcanic with quartz and carbonates veins containing traces of malachite, locally derived from o/c	1599 ppm Cu, 30 ppm Co
117686	Rock-Float	5438605	0320496	fine to medium grained gabbro with trace amounts of chalcopyrite in epidote sheared veins, locally derived from o/c	72 ppm Cu, 26 ppm Co
117687	Rock	5438599	0320497

fine to medium grained gabbro with traces to 0.5% chalcopyrite in fine to medium blebs, possible grey green colored pyroxene in gabbro (7-8m south of tag), chalcopyrite with traces of pyrrhotite and chalcopyritre seen on the o/c for 17m, but patchy

					132 ppm Cu, 24 ppm Co
117688	Rock	5438556	0320524	fine to medium grained gabbro, parallel stockwork of epidote+calcite+quartz veinlets, traces disseminated chalcopyrite and pyrite in groundmass	83 ppm Cu, 41 ppm Co
117689	Rock	5438487	0320575	fractures zone in metavolcanic with slight bleaching, traces to 5% disseminated pyrite, epidote+quartz veins	35 ppm Cu, 9 ppm Co
117690	Rock	5437853	0320577	quartz veins, 10cm wide, oriented at 015/90, in a fault zone in recrystalized limestone	< 2 ppb Au
117691	Rock	5437987	0319805	fine grained gabbro cut by epidote/quartz veins with traces of disseminated pyrite and chalcopyrite	166 ppm Cu, 12 ppm Co
117692	Rock-Float	5437987	0319805	fine grained gabbro with epidote/quartz veins with traces to 2mm chalcopyrite blebs, traces pyrite	301 ppm Cu, 32 ppm Co, 13 ppb Pt, 9 ppb Pd
117693	Rock	5438063	0319753

fine grained gabbro skarn, wollastonite and epidote veins with up to 2% coarse grained chalcopyrite, the o/c consist of a contact zone between fine grained gabbro and ganodiorite (northern part of the o/c, it is all fine or medium grained granodiorite)

					1413 ppm Cu, 22 ppm Co, 6 ppb Au, 6 ppb Pt, 38 ppb Pd
117694	Rock	5438063	0319753	hornfels fine grained gabbro with traces of fine dissemianted chalcopyrite (same o/c description as 117694)	818 ppm Cu, 20 ppm Co
117695	Rock	5438334	0319743	medium grained gabbro with epidote/quartz veins containing 1% pyrite and traces chalcopyrite	32 ppm Cu, 18 ppm Co
117696	Rock	5438334	0319743	medium grained gabbro with extensive stockwork of epidote veins containing 2% disseminated pyrite and traces of chalcopyrite (o/c ends approx. 50m from 117696 and it is metavolcanic)	130 ppm Cu, 18 ppm Co, 16 ppb Pd
117697	Rock	5438948	0319744	medium grained gabbro/diorite with 1% disseminated chalcopyrite (at the GPS reading, same lithology but with disseminated pyrite)	466 ppm Cu, 22 ppm Co
117698	Rock	5438948	0319744	medium grained gabbro/diorite with traces pyrite in veinlets (the rest of the o/c is fine grained metavolcanic for approx. 100m north)	231 ppm Cu, 18 ppm Co, 12 ppb Pt, 14 ppb Pd
117699	Rock	5438948	0319744	plagioclase porphyritic gabbro with calcite veinlets, traces disseminated pyrite (25m north of -1032, west side of highway, medium grained gabbro without chalcopyrite and pyrite)	168 ppm Cu, 24 ppm Co
117700	Rock	5439548	0320136	not highly mineralized, medium grained gabbro with traces pyrite and chalcopyrite in calcite veinlets	35 ppm Cu, 34 ppm Co, 11 ppb Pt
117701	Rock	5439548	0320136	medium grained gabbro with quartz/epidote/calcite veins with traces disseminated chalcopyrite	104 ppm Cu, 28 ppm Co
117702	Rock	5439508	0320519	fine grained metavolcanic with 1% fine disseminated chalcopyrite, chalcopyrite occurs on both sides of the highway for at least 20m	388 ppm Cu, 20 ppm Co, 20 ppb Pd
117703	Rock	5439006	0320302	massive pyrite, 2cm wide, in leucocratic gabbro	1059 ppm Cu, 252 ppm Co, 17 ppb Pd, 44 ppb Au
117704	Rock-Float	5439006	0320302	metavolcanic with pyrite/epidote/calcite with pyrite in a stockwork veinlets	245 ppm Cu, 31 ppm Co